                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                                 CALGENE, INC.
                                       AT

                              $8.00 NET PER SHARE
                                       BY

                       MONSANTO ACQUISITION COMPANY, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                MONSANTO COMPANY
         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
   NEW YORK CITY TIME, ON FRIDAY, MAY 2, 1997, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER (I) NOT LESS THAN A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE (THE "SHARES"), OF CALGENE, INC. (THE "COMPANY") OTHER THAN SHARES OWNED BY MONSANTO COMPANY ("PARENT") (THE "MAJORITY-OF-THE-MINORITY CONDITION") AND (II) AT LEAST THE NUMBER OF SHARES THAT WHEN ADDED TO THE SHARES OWNED BY PARENT SHALL CONSTITUTE 90% OF THE SHARES THEN OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED HEREIN) (THE "NINETY PERCENT CONDITION"). THE MAJORITY-OF-THE-MINORITY CONDITION MAY NOT BE WAIVED WITHOUT THE CONSENT OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY. PURCHASER HAS AGREED TO WAIVE THE NINETY PERCENT CONDITION UNDER CERTAIN CIRCUMSTANCES DESCRIBED HEREIN. SEE THE INTRODUCTION AND "THE OFFER -- CERTAIN CONDITIONS OF THE OFFER".

                            ------------------------

    THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING (WITH ALL DIRECTORS WHO ARE EMPLOYEES OF PARENT ABSTAINING), BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF A SPECIAL COMMITTEE OF THE DIRECTORS OF THE COMPANY WHO ARE NEITHER DESIGNEES OF PARENT NOR OFFICERS OF THE COMPANY, HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER (AS DEFINED HEREIN) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT AND PURCHASER), AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS -- RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER".

                            ------------------------

                                   IMPORTANT

    Stockholders who desire to tender all or any portion of their Shares should either (i) complete and sign the Letter of Transmittal (or facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in such Letter of Transmittal, have their signature thereon guaranteed if required by Instruction 1 to such Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) together with the certificates ("Share Certificates") representing the tendered Shares and any other required documents to The First National Bank of Boston (the "Depositary"), or tender their Shares pursuant to the procedures for book-entry transfer set forth under "THE
OFFER -- Procedure for Accepting the Offer and Tendering Shares" or (ii) request their broker, dealer, bank, trust company or other nominee to effect the transaction for them. Stockholders having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if they desire to tender such Shares.

    Stockholders who desire to tender their Shares and whose Share Certificate(s) are not immediately available, or who cannot comply in a timely manner with the procedures for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth under "THE OFFER -- Procedure for Accepting the Offer and Tendering Shares".

    Questions and requests for assistance may be directed to Georgeson & Company Inc. (the "Information Agent") or Goldman, Sachs & Co. (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent or the Dealer Manager.
                            ------------------------

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF
 THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY
                                  IS UNLAWFUL.
                            ------------------------

                      The Dealer Manager for the Offer is:

                              GOLDMAN, SACHS & CO.
              The date of this Offer to Purchase is April 7, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
INTRODUCTION..........................................................................    1
SPECIAL FACTORS.......................................................................    4
   1. Background of the Offer and the Merger..........................................    4
   2. Recommendations of the Special Committee and the Company Board; Fairness of the
      Offer and the Merger............................................................    8
   3. Opinion of Financial Advisor to the Special Committee...........................   10
   4. Position of Parent and Purchaser Regarding the Fairness of the Offer and the
      Merger..........................................................................   15
   5. Purpose and Structure of the Offer and the Merger; Reasons of Parent and
      Purchaser for the Offer and the Merger..........................................   15
   6. Plans for the Company After the Offer and the Merger; Certain Effects of the
      Offer and the Merger............................................................   17
   7. Rights of Stockholders in the Merger............................................   17
   8. The Merger Agreement............................................................   18
   9. Interests of Certain Persons in the Offer and the Merger........................   23
  10. Share Ownership by Parent and Purchaser.........................................   24
  11. Beneficial Ownership of Shares..................................................   25
THE OFFER.............................................................................   26
   1. Terms of the Offer..............................................................   26
   2. Procedure for Accepting the Offer and Tendering Shares..........................   27
   3. Withdrawal Rights...............................................................   29
   4. Acceptance for Payment and Payment for Shares...................................   30
   5. Certain Federal Income Tax Consequences.........................................   31
   6. Price Range of the Shares.......................................................   32
   7. Certain Information Concerning the Company......................................   33
   8. Certain Information Concerning Purchaser and Parent.............................   36
   9. Financing of the Offer and the Merger...........................................   37
  10. Intercompany Arrangements between Parent and the Company........................   37
  11. Dividends and Distributions.....................................................   43
  12. Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange
      Act Registration................................................................   44
  13. Certain Conditions of the Offer.................................................   45
  14. Certain Legal Matters...........................................................   46
  15. Fees and Expenses...............................................................   48
  16. Miscellaneous...................................................................   49
SCHEDULE I     DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER
SCHEDULE II    DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
SCHEDULE III   AUDITED FINANCIAL STATEMENTS (AND RELATED NOTES) FOR THE COMPANY FOR THE
               SIX-MONTH TRANSITIONAL PERIOD ENDED DECEMBER 31, 1996 AND THE FISCAL YEARS
               ENDED JUNE 30, 1996 AND JUNE 30, 1995

ANNEX A        OPINION OF MONTGOMERY SECURITIES
ANNEX B        RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL

TO THE STOCKHOLDERS OF CALGENE, INC.:

                                  INTRODUCTION

     Monsanto Acquisition Company, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Monsanto Company, a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Calgene, Inc., a Delaware corporation (the "Company"), at a price of $8.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (this Offer to Purchase and the related Letter of Transmittal, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Parent or Purchaser will pay all fees and expenses of Goldman, Sachs & Co. ("Goldman Sachs"), as Dealer Manager (in such capacity, the "Dealer Manager"), The First National Bank of Boston, as Depositary (the "Depositary"), and Georgeson & Company Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See "THE
OFFER -- Fees and Expenses".

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD"), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING (WITH ALL DIRECTORS WHO ARE EMPLOYEES OF PARENT ABSTAINING), BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF A SPECIAL COMMITTEE (THE "SPECIAL COMMITTEE") OF DIRECTORS OF THE COMPANY WHO ARE NEITHER DESIGNEES OF PARENT NOR OFFICERS OF THE COMPANY, HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER (AS DEFINED HEREIN) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT AND PURCHASER), AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS -- RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER".

     MONTGOMERY SECURITIES ("MONTGOMERY SECURITIES"), FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, HAS DELIVERED TO THE SPECIAL COMMITTEE AND TO THE COMPANY BOARD ITS WRITTEN OPINION, DATED MARCH 31, 1997, THAT THE $8.00 PER SHARE CONSIDERATION TO BE RECEIVED BY HOLDERS OF THE COMPANY'S COMMON STOCK (OTHER THAN PARENT AND ITS AFFILIATES) PURSUANT TO THE OFFER AND THE MERGER WAS FAIR TO SUCH STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW, AS OF THE DATE OF SUCH OPINION.

     The Company has filed with the Securities and Exchange Commission (the "SEC") a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders herewith.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER (I) NOT LESS THAN A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OTHER THAN SHARES OWNED BY PARENT (THE "MAJORITY-OF-THE-MINORITY CONDITION") AND (II) AT LEAST THE NUMBER OF SHARES THAT WHEN ADDED TO THE SHARES OWNED BY PARENT SHALL CONSTITUTE 90% OF THE SHARES THEN OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED HEREIN) (THE "NINETY PERCENT CONDITION"). THE MAJORITY-OF-THE-MINORITY CONDITION MAY NOT BE WAIVED WITHOUT THE CONSENT OF THE SPECIAL COMMITTEE. PURCHASER HAS AGREED TO WAIVE THE NINETY PERCENT CONDITION UNDER CERTAIN CIRCUMSTANCES DESCRIBED IN THIS OFFER TO PURCHASE. SEE "THE OFFER -- CERTAIN CONDITIONS OF THE OFFER". AS OF APRIL 7, 1997, PARENT OWNS 36,396,114 SHARES, CONSTITUTING APPROXIMATELY 54.5% OF THE CURRENTLY OUTSTANDING SHARES.

     The Company has advised Purchaser that as of March 17, 1997, (i) 66,737,327 Shares were issued and outstanding, (ii) no Shares were held in the treasury of the Company, (iii) 4,855,755 Shares were authorized and reserved for future issuance pursuant to outstanding stock options granted pursuant to the Company's stock option plans ("Company Options"), (iv) approximately 21,230 Shares were authorized and reserved for future issuance pursuant to the Company's employee stock purchase plan and (v) 1,000 Preferred Shares, designated Series A Redeemable, Non-Voting Preferred Stock, par value $.001 per share ("Series A Preferred Shares"), were issued and outstanding, 499 of which are owned by Parent as of April 7, 1997. Pursuant to the Merger Agreement (as defined herein), the Company has agreed to redeem all the Series A Preferred Shares not later than the day prior to the initial expiration date of the Offer. The Company has further advised Purchaser that as of April 2, 1997, there were approximately 2,935 holders of record of the Shares. Parent currently owns 36,396,114 Shares, (i) 30,161,114 of which Parent acquired on March 31, 1996 in connection with the Reorganization Agreement (as defined herein), less 15,000 Shares sold on May 17, 1996, and (ii) 6,250,000 of which Parent acquired on November 12, 1996 pursuant to the Stock Purchase Agreement (as defined herein). The remaining issued and outstanding Shares are not held by Parent or Purchaser (the "Non-Affiliated Shares"). See "SPECIAL FACTORS -- Background of the Offer and the Merger"). For purposes of the Offer, "Fully Diluted Basis" means the number of Shares that would be outstanding assuming the exercise of all outstanding Company Options and all options to purchase Shares that were issued pursuant to the Company's employee stock purchase plan in each case that are exercisable (or will be exercisable within five business days) for less than the Offer Price (unless the holder has elected to exchange such option for cash in the Merger). Accordingly, based on information available as of the date hereof, the Majority-of-the-Minority Condition will be satisfied if approximately 15.2 million Non-Affiliated Shares are validly tendered in the Offer and not withdrawn, and the Ninety Percent Condition will be satisfied if approximately 25.0 million Non-Affiliated Shares are validly tendered in the Offer and not withdrawn (assuming that none of the holders of options to purchase Shares included in the calculation of Fully Diluted Basis elect to receive cash in exchange for the cancellation of such options, as described under "SPECIAL FACTORS -- The Merger Agreement").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 31, 1997, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any subsidiary of Parent or the Company, or Shares held by stockholders who shall have properly demanded and perfected appraisal rights under Section 262 of the DGCL) will be cancelled and converted automatically into the right to receive in cash, without interest, an amount equal to the price paid per Share in the Offer (the "Merger Consideration"). The Merger Agreement is more fully described under "SPECIAL FACTORS -- The Merger Agreement".

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, which, if the Ninety Percent Condition is waived and Parent and Purchaser do not own at least 90% of the outstanding Shares upon consummation of Offer, would include approval and adoption of the Merger Agreement by the affirmative vote of holders of a majority of the outstanding Shares in accordance with the Company's certificate of incorporation and the DGCL. See "SPECIAL FACTORS -- The Merger Agreement". As of April 7, 1997, Parent owns 36,396,114 Shares, representing approximately 54.5% of the outstanding Shares. If the Offer is consummated, Parent and Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder. Consummation of the Offer is conditioned on, among other things, satisfaction or waiver of the Majority-of-the-Minority Condition, which cannot be waived by Purchaser without the consent of the Special Committee. Pursuant to the Merger Agreement, the purchase by Purchaser of all Shares validly tendered in the Offer and not withdrawn is a condition to the Merger.

     Under the DGCL, if after consummation of the Offer Purchaser owns at least 90% of the Shares then outstanding, Purchaser will be able to cause the Merger to occur without a vote of the Company's stockholders. In such event, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective in accordance with the DGCL as promptly as practicable after consummation of the Offer without a meeting of the stockholders of the Company. If, however, after consummation of the Offer Purchaser owns less than such number of Shares, a vote of the Company's stockholders will be required under the DGCL to approve the Merger, and a significantly longer period of time will be required to effect the Merger. See "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement" and "THE OFFER -- Certain Conditions of the Offer".

     No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights in connection with the Merger regardless of whether the Merger is consummated with or without a vote of the Company's stockholders. See "SPECIAL FACTORS -- Rights of Stockholders in the Merger".

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND THE MERGER. STOCKHOLDERS ARE URGED TO READ CAREFULLY THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

1. BACKGROUND OF THE OFFER AND THE MERGER

     The Company has advised Parent that, prior to October 1994, the Company held discussions from time to time with various potential strategic partners in an effort to gain access to new markets for its biotechnology products and to license new technologies. In the course of such discussions, the Company considered possible alliances, combinations and other transactions with various companies, including companies both smaller and larger than the Company.

     Reorganization Agreement. In October 1994, Roger H. Salquist, who was then Chief Executive Officer of the Company, contacted Hendrik A. Verfaillie, an Executive Vice President of Parent, and inquired as to Parent's interest in exploring a strategic alliance with the Company. At subsequent meetings from October 1994 through May 1995, Messrs. Salquist and Verfaillie, and their respective financial advisors, discussed a variety of possible structures for such an alliance, and in May 1995 the parties determined to focus on a structure pursuant to which Parent would contribute cash, technology and its equity interest in Tomato Investment Associates, Inc., a wholly owned subsidiary of Monsanto, whose principal asset was the entire equity interest in Gargiulo L.P. ("Gargiulo") to the Company in exchange for an ownership interest in the Company. Gargiulo is a grower, packager, marketer and distributor of tomatoes, strawberries and other produce with operations in Florida, California, Puerto Rico and Mexico. After negotiations that involved consideration of the specific businesses, technologies and the amount of cash that would be contributed by Parent, the parties determined that Parent would acquire approximately a 49% interest in the Company.

     Discussions continued, and on June 27, 1995, the Company and Parent entered into a letter of intent with respect to the proposed reorganization. On October 5, 1995, acting on the recommendation of the Company's management and in view of a fairness opinion delivered by Montgomery Securities, the Company Board approved the Agreement and Plan of Reorganization (the "Reorganization Agreement") and related Plan of Merger. Following approval of the Reorganization Agreement by the Company's stockholders at a special meeting on March 25, 1996, on March 31, 1996 Parent contributed its equity interest in Gargiulo, $30 million in cash and certain oils and produce related technology in exchange for a 49.9% equity interest in the Company.

     In connection with the Reorganization Agreement, a total of 30,161,114 Shares were issued to Parent having an aggregate value of approximately $144 million, or approximately $4.77 per Share, based on the $5.75 per Share closing price on the day the Company's negotiations with Parent concluded but discounted (based on an independent appraisal) to account for liquidity restrictions imposed upon Parent in the transaction. On May 17, 1996, Parent sold 15,000 Shares to the revocable living trust of a director of Parent in consideration for his services as a director of the Company, thereby reducing the number of Shares held by Parent to 30,146,114.

     Original Stockholders Agreement. In connection with the Reorganization Agreement, the Company and Parent entered into a stockholders agreement, dated as of March 31, 1996 (the "Original Stockholders Agreement"). The Original Stockholders Agreement contained provisions relating to: (i) composition of the boards of directors of the Company and Gargiulo; (ii) restrictions upon the purchase of additional Shares by Parent; (iii) restrictions upon sales of Shares by Parent; (iv) rights of Parent to require the registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act"); and (v) rights of Parent to participate in future equity financings of the Company. The Original Stockholders Agreement also required that certain actions of the Company be approved by a majority of the Company Board, including (a) prior to the occurrence of a "Trigger Event" (as defined therein), at least one Company designee who is an "independent director" (as defined therein), and (b) after a Trigger Event, at least two Company designees who are "independent directors"; however, fewer actions required such approval following a Trigger Event. The Original Stockholders Agreement defined the term "Trigger Event" as the earlier of any time that (x) Parent's equity ownership interest in the Company is at least 55% or (y) the Company elects to convert certain borrowings made from Parent into Shares and Parent's equity ownership interest is at least 50% after such conversion.

     The restrictions upon the purchase of additional Shares by Parent contained in the Original Stockholders Agreement contained an exception for, among other things, a tender offer by Parent at a price approved by the disinterested directors of the Company and based upon a fairness opinion delivered to the Company Board by an investment banking firm. The Original Stockholders Agreement did not contain any restrictions on Parent increasing its ownership of Shares through open market purchases or otherwise after September 30, 1998.

     Pursuant to the Original Stockholders Agreement, after consummation of the Reorganization Agreement, the Company Board consisted of nine directors, of which two were executive officers of the Company, three were designated by the Company and four were designated by Parent.

     Stock Purchase Agreement. On July 31, 1996, the Company and Parent announced they had entered into a letter of intent ("Letter of Intent") pursuant to which Parent agreed to purchase 6,250,000 newly issued Shares at a price of $8.00 per Share. On September 27, 1996, the Company and Parent executed a definitive Stock Purchase Agreement (the "Stock Purchase Agreement") with respect to such transaction. Parent's purchase was conditioned upon, among other things, (i) the approval by the holders of a majority of the Shares present or represented at the Company's 1996 Annual Meeting of Stockholders, other than Shares held by Parent, (ii) the execution of the Amended and Restated Stockholders Agreement (described below) by the Company and Parent and (iii) the execution and delivery of the Certificate of Amendment to the Restated Certificate of Incorporation of the Company reflecting certain amendments to the Original Stockholders Agreement.

     In the Company's Proxy Statement relating to its 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement"), dated October 10, 1996, the Company explained the reasons for entering into the Stock Purchase Agreement as follows:

          In the year ended June 30, 1996, the Company incurred substantial losses primarily in connection with the operation of its tomato business. As of June 30, 1996, the Company had available cash and equivalents and available for sale securities of $28.6 million and working capital of negative $1.5 million.

          The Company believes that significant additional funds are required to pay down debt, fund its tomato operations, support the market introduction of new cotton products and finance continued oils research and development. The Board of Directors of Calgene believes that the proposed transaction with Monsanto is on terms no less favorable to the Company than could be obtained from an independent third party. The Board determined to seek stockholder approval for the Monsanto Transaction because the transaction will enable Monsanto to nominate a majority of the members of the Board of Directors of Calgene. If the proposed transaction with Monsanto is not approved at the Annual Meeting, Calgene is unable to predict whether it will be able to obtain required financing on favorable terms, if at all.

     The Company's stockholders approved the Stock Purchase Agreement at the Annual Meeting on November 12, 1996, and Parent's purchase of 6,250,000 Shares was consummated immediately thereafter.

     Amended and Restated Stockholders Agreement. Pursuant to the Stock Purchase Agreement, on November 12, 1996, following approval by the Company's stockholders, the Company and Parent entered into an Amended and Restated Stockholders Agreement (the "Restated Stockholders Agreement") which amended and restated the Original Stockholders Agreement. Pursuant to the Restated Stockholders Agreement, the composition of the Company Board changed to four "independent directors" (three designated by the Company (collectively, the "Company Directors") and one designated by Parent), the Chief Executive Officer of the Company (designated by the Company Directors) and four additional designees of Parent. Also, the definition of "Trigger Event" was amended so that Parent's acquisition of Shares pursuant to the Stock Purchase Agreement constituted a "Trigger Event", thereby significantly reducing the number of Company actions requiring approval by two or more "independent directors" in accordance with the otherwise unchanged provisions of the Original Stockholders Agreement. Accordingly, actions requiring such approval following a Trigger Event include (1) a merger, consolidation or acquisition constituting a Substantial Part (defined as more than 10% of the Company's total consolidated assets) of the Company, (2) sale, transfer, pledge or other disposal of a Substantial Part of the Company (with certain exceptions); (3) establishment of new committees of the Company Board or revision of delegation of authority to existing committees; (4) election, appointment or removal of certain executive officers; (5) approval of certain Company business plans; (6) any modification of the agreements relating to the

Reorganization Agreement; and (7) any transaction between the Company and Parent (or their respective affiliates).

     In connection with the execution of the Letter of Intent, Mr. Salquist resigned as Chief Executive Officer of the Company and entered into an amendment to his Change of Control Employment Agreement pursuant to which, among other things, Mr. Salquist agreed to provide consulting services to the Company for a 12-month period. The Restated Stockholders Agreement amended the definition of "independent director" to provide that, as long as Mr. Salquist continues to otherwise qualify as an "independent director", Mr. Salquist would continue to qualify as an "independent director" notwithstanding his previous employment by the Company or his amended Change of Control Employment Agreement. See "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger".

     Divestiture Discussions. From time to time over the past several months, the Company's management has engaged in preliminary discussions with third parties who have expressed an interest in acquiring the Company's Stoneville Pedigreed Seed Company subsidiary ("Stoneville"), a cotton planting seed company. In December 1996, a third party indicated an interest in acquiring Stoneville for $50 million plus an unspecified royalty. Parent expressed its view to members of the Company's management and the Company Board that Stoneville was a valuable asset of the Company and should not be sold. In January 1997, another third party expressed an interest in acquiring Stoneville to the Company's management. At a meeting of the Company Board on March 6, 1997, Parent's designees on the Company Board reiterated their view that it would not be in the best interests of the Company or its stockholders to divest Stoneville, and the Company Board did not authorize pursuing such discussions. Following the announcement of the Acquisition Proposal (as defined herein), Parent received inquiries regarding its willingness to sell assets of the Company. Parent advised parties making such inquiries that it had no interest in entering into negotiations with respect to any such sales at that time.

     Acquisition Proposal. On January 24, 1997, representatives of Parent discussed with Parent's Board of Directors strategic alternatives with respect to Parent's investment in the Company, including the possibility of making a proposal to the Company to acquire the Non-Affiliated Shares. On January 26, Mr. Verfaillie contacted several directors of the Company to advise them of Parent's consideration of a possible acquisition of the Non-Affiliated Shares. Mr. Verfaillie also advised such directors, including Mr. Salquist, of Parent's desire to enter into a non-competition agreement with Mr. Salquist in connection with any such acquisition. No specific terms of a non-competition agreement were discussed, no agreements or understandings were reached and discussions ceased shortly after Parent's submission of its Acquisition Proposal.

     On January 27, 1997, representatives of Parent advised the Company Board that Parent was considering making a proposal to acquire the remaining Shares not owned by Parent. On January 28, a special committee of the Board of Directors of Parent authorized Parent to make a proposal (the "Acquisition Proposal") to the Company Board to acquire all of the Shares for $7.25 per Share. The Acquisition Proposal was conditioned upon the approval by a special committee of disinterested directors of the Company Board. Parent advised the Company of the Acquisition Proposal and issued a press release announcing the Acquisition Proposal the same day.

     Later that day, the Company announced that it had received the Acquisition Proposal and that the Company Board had formed the Special Committee, consisting of Messrs. Salquist, Howard D. Palefsky and Allen J. Vangelos (none of whom is a designee of Parent or an officer of the Company), to consider the Acquisition Proposal. The Company announced that the Special Committee had retained Montgomery Securities to act as financial advisor and Venture Law Group to act as legal counsel to the Special Committee.

     On February 1, 1997, a representative of Montgomery Securities advised a representative of Goldman Sachs, financial advisor to Parent, that the Special Committee did not view $7.25 per Share to be an appropriate starting point for negotiations in light of the $8.00 per Share paid by Parent in November 1996 pursuant to the Stock Purchase Agreement. Also in early February, legal counsel to Parent, the Company and the Special Committee discussed certain legal issues in connection with Parent's proposal.

     On February 14, 1997, a Montgomery Securities representative advised a Goldman Sachs representative that the Special Committee believed a transaction could be achieved at a price of $8.50 per Share. The representative stated that it was the Special Committee's view that a price at or in excess of $8 per Share would require approval or acceptance by holders of a majority of the Shares not held by Parent, and that a transaction at a price below $8 per Share would require approval or acceptance by holders of a supermajority of the Shares not held by Parent.

     During the week of February 24, 1997, a representative of Goldman Sachs advised a representative of Montgomery Securities that Parent did not want to subject a transaction to a stockholder vote that might delay consummation. The Goldman Sachs representative stated that Parent was considering raising its bid to a price below $8 per Share, but that the price it would be willing to pay in a transaction with a stockholder vote would be less than in a transaction that would not be subject to such contingency and delay.

     On February 26 and 27, 1997, Mr. Salquist, Chairman of the Special Committee, contacted Robert B. Shapiro, Chairman of the Board and Chief Executive Officer of Parent, and Mr. Palefsky, another member of the Special Committee, contacted John E. Robson, a director of Parent and one of Parent's designees on the Company Board, to discuss Parent's willingness to increase the price of its proposal.

     On March 2, 1997, a representative of Goldman Sachs advised a representative of Montgomery Securities that Parent could consider increasing the price of its proposal to $8 per Share subject to at least a majority of the Non-Affiliated Shares being tendered. The representative of Goldman Sachs requested a prompt response, but indicated that the proposal would remain open for a reasonable period in order to give the Special Committee adequate time in which to properly evaluate it.

     On March 6, 1997, the Special Committee met to consider Parent's proposal and subsequently advised Parent that it would be prepared to recommend a transaction at $8 per Share subject to agreement on the terms and conditions of a definitive agreement. At this meeting, representatives of Montgomery Securities indicated on a preliminary basis that they would be prepared to deliver a fairness opinion with respect to the $8 per Share proposal.

     On March 11, 1997, legal counsel for Parent delivered a draft merger agreement and a proposed amendment to the Restated Stockholders Agreement to legal counsel for the Special Committee, and over the following two weeks, the parties and their representatives negotiated the terms of these agreements. During this time, legal counsel for each of Parent, the Company and the Special Committee also entered into discussions with legal counsel for the stockholder plaintiffs with respect to a possible settlement of the putative class action litigation that was commenced in the Delaware Court of Chancery following the January 28, 1997 public announcement of the Acquisition Proposal. See "THE OFFER -- Certain Legal Matters".

     During the month of March, the members of the Special Committee had numerous conversations with its legal counsel and financial advisor regarding the progress of negotiations of the terms of the definitive agreements as well as the settlement of the stockholder litigation. At the conclusion of this process, the Special Committee reconfirmed its decision to recommend the transaction to the Company Board.

     On March 31, 1997, the defendants (including Parent, the Company, and certain of their respective employees and/or directors) and the plaintiffs in the putative class action litigation referred to above entered into a memorandum of understanding reflecting their agreement in principle to settle the litigation. The proposed settlement remains subject to drafting and execution, and final court approval, of a definitive stipulation of settlement. See "SPECIAL FACTORS -- Certain Legal Matters".

     On March 31, 1997, the Company Board held a telephonic meeting to discuss the Offer and the Merger and to receive any recommendation that the Special Committee would be prepared to make to the Company Board. At this meeting, Montgomery Securities summarized the presentation it had made to the Special Committee at the Special Committee's March 6, 1997 meeting and rendered its opinion, which it subsequently confirmed in writing, that the consideration to be received by holders of the Company's common stock (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view, as of March 31, 1997. Following additional oral presentations by representatives of legal counsel to the Special Committee regarding the terms and conditions of the Merger Agreement, the Special Committee informed the Company Board that it had unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent and Purchaser), and that the Special Committee unanimously recommends that the Company Board approve the Offer, the Merger, the Merger Agreement and the amendment to the Restated Stockholders Agreement and that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. Following discussion of the Special Committee's recommendation and further discussion of the Offer, the Merger, the Merger Agreement and the amendment to the Restated Stockholders Agreement, the Company Board, by unanimous vote of all directors present and voting (with Messrs. Verfaillie, Fortune, Fraley and Hogan, all of whom are employees of Parent, abstaining), (a) determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent and Purchaser), (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement and the amendment to the Restated Stockholders Agreement, and (d) recommended that the stockholders of the Company (other than Parent or Purchaser) accept the Offer and tender their Shares pursuant thereto.

     At its meeting on March 31, a Special Committee of the Board of Directors of Parent Regarding Agricultural Biotechnology Matters met to discuss the proposed Offer and Merger and terms of the Merger Agreement and voted unanimously to approve the Merger Agreement and the amendment to the Restated Stockholders Agreement.

     The Merger Agreement and the amendment to the Restated Stockholders Agreement were executed on March 31, 1997, and Parent and the Company issued a joint press release on April 1, 1997 announcing such execution.

     On April 7, 1997, Purchaser commenced the Offer.

2. RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER

     The Special Committee. The Special Committee has unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent and Purchaser), and the Special Committee unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. In reaching these determinations, the Special Committee considered the following factors, each of which, in the view of the Special Committee, supported such determinations:

          (i) the historical market prices and recent trading activity of the Shares, including the fact that the $8.00 per Share cash consideration to be received by the stockholders of the Company (other than Parent and Purchaser) in the Offer and Merger represents a premium of approximately 45% over the reported closing price on the last full trading day preceding the public announcement of the Acquisition Proposal by Parent, and a premium of approximately 60% over the average closing price for both the one-week and one-month period preceding such date;

          (ii) the fact that the standstill provisions of the Restated Stockholders Agreement that require the disinterested directors of the Company to approve the acquisition of any additional Shares by Parent will be in effect only until September 30, 1998, after which time Parent would have the power under applicable state law to unilaterally cause a merger between itself (or one of its subsidiaries) and the Company to be effected without the consent of the disinterested directors of the Company or the remaining stockholders of the Company (other than Parent and Purchaser);

          (iii) the history of the negotiations between the Special Committee and their representatives and Parent and its representatives, including (a) the fact that the negotiations resulted in an increase in the price at which Parent and Purchaser were prepared to acquire the Company's outstanding Shares from $7.25 to $8.00 per Share, and (b) the Special Committee's belief that Parent and Purchaser would not further increase the Offer and that $8.00 per Share was the highest price that could be obtained from Parent and Purchaser;

          (iv) the opinion of Montgomery Securities that the consideration to be received by holders of the Company's common stock (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view, as of March 31, 1997, and the report and analysis presented by Montgomery Securities in connection therewith;

          (v) the effect of the Majority-of-the-Minority Condition that, without the consent of the Special Committee, the Offer will not be consummated unless at least a majority of the Non-Affiliated Shares are validly tendered pursuant to the Offer and not properly withdrawn;

          (vi) the availability of appraisal rights in the Merger for the stockholders of the Company (other than Parent and Purchaser) under the DGCL;

          (vii) the possibility that, because of a decline in the Company's business, the trading price of the Shares or the stock market in general, the consideration that the stockholders of the Company (other than Parent and Purchaser) would obtain in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger;

          (viii) the risk that the Company would suffer the loss of key employees and other adverse consequences if the Company had not accepted Parent's offer to engage in the transactions contemplated by the Merger Agreement and had pursued other alternatives with the attendant delay;

          (ix) the likelihood that the proposed acquisition would be consummated, based in part on the financial condition of Parent and the limited scope of conditions (other than the Majority-of-the-Minority Condition) to be satisfied prior to the consummation of the Merger as provided in the Merger Agreement;

          (x) the terms and conditions of the Merger Agreement, including the absence of a financing condition; and

          (xi) the structure of the transaction, which is designed, among other things, to result in receipt by the stockholders at the earliest practicable time of the consideration to be paid in the Offer and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

     The Company Board. At its March 31, 1997 meeting, the Company Board, by unanimous vote of all directors present and voting (with all directors who are employees of Parent abstaining), (a) determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent and Purchaser), (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement and the amendment to the Restated Stockholders Agreement and (d) recommended that the stockholders of the Company (other than Parent and Purchaser) accept the Offer and tender their Shares pursuant thereto. In reaching its determinations and in making its recommendation, the Company Board considered the recommendation of the Special Committee, as well as all of the factors considered by the Special Committee described above.

     Additional Considerations of the Special Committee and the Company
Board. The members of the Company Board, including the Special Committee, evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors and, accordingly, neither the Company Board nor the Special Committee did so. In addition to the factors listed above, the Company Board and the Special Committee each considered the fact that while consummation of the Offer would result in the stockholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the public announcement of the Acquisition Proposal, consummation of the Offer and the Merger would eliminate any opportunity for stockholders of the Company (other than Parent and Purchaser) to participate in the potential future growth prospects of the Company. The Company Board and the Special Committee determined, however, that (i) the loss of opportunity is reflected in the Offer Price, and (ii) there is uncertainty as to the Company's long-term financial prospects.

     In addition, the Special Committee and the Company Board each determined that the Offer and the Merger are procedurally fair to the stockholders of the Company (other than Parent and Purchaser) because, among other things: (i) the Special Committee, consisting of directors who are neither designees of Parent nor officers of the Company, was appointed to represent the interests of the stockholders of the Company (other than Parent and Purchaser); (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained Montgomery Securities as its independent financial advisor to assist it in evaluating the Offer and the Merger; (iv) the Majority-of-the-Minority Condition, which may not be waived without the consent of the Special Committee, was made a condition to the Offer; (v) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; and (vi) the fact that the $8.00 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and Parent, on the other.

     Each of the Company Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the stockholders of the Company (other than Parent or Purchaser), and that if the Offer is consummated Parent and Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Consummation of the Offer, however, is conditioned upon, among other things, the Majority-of-the-Minority Condition, which may not be waived without consent of the Special Committee. Pursuant to the Merger Agreement, the purchase by Purchaser of all Shares validly tendered in the Offer and not withdrawn is a condition to the Merger.

     In making their respective determinations and recommendations, each of the Company Board and the Special Committee was aware of the matters set forth under "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and Merger".

3. OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

     Pursuant to an engagement letter dated February 26, 1997 (the "Engagement Letter"), the Special Committee retained Montgomery Securities as its financial advisor in connection with its consideration of a possible acquisition by Parent of the Non-Affiliated Shares. Montgomery Securities is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Montgomery Securities also has performed certain investment banking services for the Company, including acting as advisor to the Company in connection with the acquisition of 49.9% of the Shares by Parent in March 1996 and acting as co-manager of an underwritten public offering of Shares in January 1993 and as lead manager of an underwritten public offering of Shares in October 1994. The Special Committee selected Montgomery Securities as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the biotechnology and investment communities and its knowledge of and familiarity with the Company resulting from the investment banking services it has previously provided to the Company. Montgomery Securities was not retained to, nor did it, advise the Company or the Special Committee with respect to alternatives to the Offer and the Merger or the Company's underlying decision to proceed with or effect the Offer and the Merger. Furthermore, Montgomery Securities was not requested to, nor did it, solicit or assist the Company in soliciting indications of interest for all or part of the Company.

     On March 31, 1997, Montgomery Securities rendered its oral opinion to the Special Committee and the Company Board, subsequently confirmed in writing as of such date, that the consideration to be received by the holders of the Company's common stock (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view, as of the date thereof. No limitations were imposed by the Special Committee on the scope of Montgomery Securities' investigation or the procedures to be followed by Montgomery Securities in rendering its opinion. Montgomery Securities did not determine the form or amount of consideration to be offered to stockholders in the Offer or the Merger, which was agreed to as a result of negotiations between the Special Committee and its financial and legal advisors (including Montgomery Securities) and Parent and its financial and legal advisors.

     THE FULL TEXT OF MONTGOMERY SECURITIES' WRITTEN OPINION TO THE SPECIAL COMMITTEE AND THE COMPANY BOARD IS ATTACHED HERETO AS ANNEX A AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY OF MONTGOMERY SECURITIES' OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. MONTGOMERY'S OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE COMPANY'S COMMON STOCK (OTHER THAN PARENT AND ITS AFFILIATES) FROM A FINANCIAL POINT OF VIEW, AND HAS BEEN PROVIDED FOR THE USE OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD IN THEIR EVALUATION OF THE OFFER AND THE MERGER, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER AND THE MERGER. MONTGOMERY SECURITIES' OPINION IS ADDRESSED TO THE SPECIAL COMMITTEE AND THE COMPANY BOARD ONLY AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO ACCEPT THE CONSIDERATION BEING OFFERED TO SUCH STOCKHOLDER PURSUANT TO THE OFFER OR AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER, IF ANY VOTE IS REQUIRED.

     In connection with its opinion, Montgomery Securities, among other things
(i) reviewed certain publicly available financial and other data with respect to the Company, including the financial statements for recent years and interim periods to September 30, 1996 and certain other relevant financial and operating data relating to the Company made available to Montgomery Securities from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Merger Agreement in the form provided to Montgomery Securities by the Company; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Shares; (iv) compared the Company from a financial point of view with certain other companies which Montgomery Securities deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations which Montgomery Securities deemed to be comparable, in whole or in part, to the Offer and the Merger; (vi) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature furnished to Montgomery Securities by the Company, including financial forecasts and related assumptions of the Company; (vii) made inquiries regarding and discussed the Merger Agreement and other matters related thereto with the Company's counsel; and
(viii) performed such other analyses and examinations as Montgomery Securities deemed appropriate.

     In connection with its review, Montgomery Securities did not assume any obligation independently to verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to Montgomery Securities by management, as a result of discussions among Montgomery Securities, representatives of management of the Company and the Special Committee, such forecasts were adjusted to reflect more conservative assumptions regarding the development and market penetration of certain products. Upon the advice and with the consent of management of the Company and the Special Committee, Montgomery Securities assumed for purposes of its opinion that the unadjusted forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and that such forecasts, as adjusted, provide a reasonable basis upon which Montgomery Securities could form its opinion. Montgomery Securities also assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of its last financial statements available to it. Although Montgomery Securities was aware of the asset write-downs and restructuring expenses reflected in the Company's announcement of its financial results for the quarter ended December 31, 1996, Montgomery Securities did not revise its financial analyses to take into account developments (other than Parent's $50 million investment in the Company) after September 30, 1996. Montgomery Securities relied on advice of counsel to the Special Committee and counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Special Committee, the Company, the Agreement, the Offer and the Merger. Montgomery Securities assumed that the Offer and the Merger will be consummated in a manner that complies in all respects with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all other applicable federal and state statutes, rules and regulations. In addition, Montgomery Securities did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Montgomery Securities furnished with any such appraisals. The Company informed Montgomery Securities, and Montgomery Securities assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Finally, Montgomery

Securities's opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Montgomery Securities as of March 31, 1997. Accordingly, although subsequent developments may affect its opinion, Montgomery Securities has not assumed any obligation to update, revise or affirm its opinion.

     The following is a summary of the report presented by Montgomery Securities on March 31, 1997 in connection with its opinion. For the purposes of all the analyses described below, Montgomery Securities made pro forma adjustments to reflect Parent's $50 million investment in the Company at $8.00 per Share in November 1996 and assumed 66.71 million outstanding Shares.

     Discounted Cash Flow Analysis. Montgomery Securities performed a discounted cash flow analysis on certain cash flow forecasts that were adjusted from the initial financial forecasts provided to Montgomery Securities by the management of the Company. As described above, these adjustments were made as a result of discussions among Montgomery Securities, representatives of management of the Company and the Special Committee and reflect more conservative assumptions regarding the development and market penetration of certain products.

     In performing this analysis, Montgomery Securities discounted to present value the projected stream of after-tax cash flows and the terminal year equity value of each of the Company's business segments. The discounted cash flow analysis of the Company's projections was based upon, among other things, a range of terminal multiples of projected fiscal year earnings before interest and taxes ("EBIT") of 11.0x to 20.0x. Montgomery Securities applied multiple ranges to each business segment in accordance with Montgomery Securities' assessment of the growth and operational prospects for each segment. In addition, Montgomery Securities used discount rates ranging from 12.5% to 45.0%, and assigned discount rates to each business segment in accordance with Montgomery Securities' assessment of the development stage and risks associated with the successful development of each business segment.

     Utilizing these projections and assumptions, Montgomery Securities computed a range of implied equity values for the Company from $4.81 to $7.62 per Share.

     Comparable Transaction Analysis. Montgomery Securities compared the financial terms of certain recent merger or alliance transactions which Montgomery Securities considered relevant. Montgomery Securities divided the comparable transactions (listed below by acquiror/target) into three categories:
(a) cash biotechnology control combination transactions, where the acquiror previously had a substantial equity ownership interest in the target, including Novartis, Inc./SyStemix, Inc., American Home Products Corp./Genetics Institute, Inc., and Rhone-Poulenc Rorer, Inc./Applied Immune Sciences Inc.; (b) cash biotechnology purchase transactions, where the acquiror previously had a less than substantial equity ownership interest in the target, including Amgen, Inc./ Synergen, Inc., Glaxo Wellcome plc/Affymax N.V., Chiron Corp./Viagene, Inc. and Sandoz AG/Genetic Therapy, Inc.; and (c) cash non-biotechnology minority acquisition transactions where the acquiror owned less than 90% of the target prior to the transaction, including Andrews Group Inc./Toy Biz, Inc., Renco Group, Inc./WCI Steel Inc., Chemed Corp./Roto-Rooter Inc., Equity Holdings Ltd./Great American Management & Investment, Inc., Societe Commerciale de Reassurance/SCOR US Corp., Berkshire Hathaway, Inc./GEICO Corp., COBE Laboratories, Inc./REN Corp.-USA, MCI Communications Corp./Nationwide Cellular Service, Inc., BIC SA/Bic Corp., McCaw Cellular Communications, Inc./LIN Broadcasting Corp., Club Mediterranee SA/Club Med Inc., Fleet Financial Group, Inc./Fleet Mortgage Group, Inc., PacificCorp/Pacific Telecom, Inc., Dole Food Co./Castle & Cooke Homes, Medco Containment Services/Medical Marketing Group Inc., W.R. Grace & Co./Grace Energy Corp., BHP Holdings/Hamilton Oil, Academy Merger Co., Inc./Academy Insurance, Caesar's World, Inc./Caesar New Jersey, Inc., Paramount Communications, Inc./TVX Broadcast Group, Renault Vehicles Industrials/Mack Trucks Inc., Kansas City Southern/DST Systems, Inc., and Imetal SA/Copperweld Corp.

     Montgomery Securities analyzed the price paid per share by the acquiror (the "Merger/Purchase Price Per Share"). The Merger/Purchase Price Per Share for each of these transactions was compared to the target stock price one day, one week, and one month prior to the announcement of the transaction in order to calculate the premium over such stock price. The average high and low premiums were as follows: (i) 38.4% to 53.2% for the cash biotechnology control combination transactions; (ii) 57.2% to 68.9% for the cash biotechnology purchase transactions; and (iii) 20.2% to 29.4% for cash non-biotechnology minority acquisition transactions. Montgomery Securities noted that the high and low average premiums reflected an implied equity value for the Company of (i) $7.01 to $8.43 per Share for the cash biotechnology control combination transactions; (ii) $8.10 to $8.65 per share for the cash purchase transactions; and (iii) and $6.24 to $6.61 for the cash non-biotechnology minority acquisition transactions.

     Montgomery Securities also analyzed selected bioagricultural acquisition transactions, including Holden's Seed & Corn States/Parent, Asgrow Agronomics (Division of Empresas La Moderna)/Parent, Plan Genetic Systems/Hoechst Schering AgrEvo, Agracetus (Division of W.R. Grace & Co.)/Parent, Dekalb Genetics Corp./Parent, United AgriSeeds (Division of DowElanco)/Mycogen Corp., Gargiulo (Division of Parent)/Company, Asgrow Seed Co. (Division of Upjohn)/Empresas La Moderna, Fresh World (joint venture with DuPont)/DNA Plant Technology Corp., Agrigenetics (Division of Lubizol)/Mycogen Corp. and Del Monte Fresh Fruit Division/Polly Peck International plc. Montgomery Securities calculated an aggregate value to latest 12 months ("LTM") revenue multiple for each of the target companies as determined by the price per share paid by the acquiror. These values were used to compute an average aggregate value to LTM revenue multiple of 2.6x. Montgomery Securities noted that the application of this multiple resulted in an implied equity value for the Company of $4.68 per Share.

     Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction, and because of the inherent difference between the businesses, operations and prospects of the Company and the businesses, operations and prospects of the selected acquired companies analyzed, Montgomery Securities believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer and the Merger that would affect the acquisition values of the Company and such acquired companies.

     Common Stock Price Analysis. Montgomery Securities compared the Company's common stock price performance from December 30, 1994 to January 28, 1997 and from March 29, 1996 to January 28, 1997 against the offer of $8.00 per Share. Montgomery Securities noted that the $8.00 offer per Share was above the closing price for the Shares for all but nine trading days in the period from December 30, 1994 to January 28, 1997 and was above the closing price for the Shares for all trading days in the period from March 29, 1996 to January 28, 1997.

     Common Stock Trading Volume Analysis. Montgomery Securities analyzed the historical daily trading volume of the Shares over various periods. Montgomery Securities noted that of the Shares traded between January 1, 1995 and January 18, 1997, 7.2% of the Shares traded at or above $8.00 per Share; 20.5% of the Shares traded between $7.00 and $7.99 per Share, 38.6% of the Shares traded between $6.00 to $6.99 per Share; 23.6% of the Shares traded between $5.00 and $5.99 per Share; and the remaining 10.1% of the Shares traded below $5.00 per Share. Montgomery also noted that of the Shares traded between March 31, 1996 and January 28, 1997, no Shares traded at or above $7.00 per Share; 22.9% of the Shares traded between $6.00 and $6.99 per Share; 57.4% of the Shares traded between $5.00 and $5.99 per Share; and 19.7% of the Shares traded below $5.00 per Share.

     Comparable Public Company Analysis. Montgomery Securities compared the historical financial, operating and stock market performances of certain publicly traded companies that it considered relevant with the historical financial and operating performance of the Company, based upon publicly available financial information.

     Montgomery Securities examined the aggregate value to LTM revenue multiples for Dekalb Genetics Corp., Delta & Pine Land Company, Pioneer Hi-Bred International, Inc. and Mycogen Corp. Based on the aggregate value to LTM revenue multiples for these companies, Montgomery Securities computed an average aggregate value to LTM revenue multiple of 3.8x. Montgomery Securities noted that the application of this multiple resulted in an implied valuation for the Company of $7.08 per Share.

     Montgomery Securities compared the price performance of the Shares from December 30, 1994 to January 28, 1997 and from March 29, 1996 to January 28, 1997 to an index composed of three agricultural biotechnology companies: Mycogen Corp., Ecogen, Inc. and DNA Plant Technology, Inc. (the "Agricultural Biotechnology Index"). Using December 30, 1994 and March 29, 1996 as base values, on January 28, 1997 the Share prices were 73.3% and 93.7% of their base values on December 30, 1994 and March 29, 1996, respectively, as compared to the Agricultural Biotechnology Index whose values were of 176.9% and 123.3% of their base values on December 30, 1994 and March 29, 1996, respectively.

     Montgomery Securities also compared the price performance of the Shares from December 30, 1994 to January 28, 1997 and from March 29, 1996 to January 28, 1997 to the AMEX Biotechnology Index, comprised of 15 biotechnology companies listed on the American Stock Exchange. Using December 30, 1994 and March 29, 1996 as base values, on January 28, 1997 the Share prices were 73.3% and 95.7% of their base values on December 30, 1994 and March 29, 1995, respectively, as compared to the AMEX Biotechnology Index whose values were 192.5% and 117.2% of their base values on December 30, 1994 and March 29, 1996, respectively.

     Because of the inherent differences between the business, operations and prospects of the Company and the businesses, operations and prospects of the comparable companies considered in this analysis, Montgomery Securities believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the comparable companies that would affect the public trading values of each.

     The summary set forth above does not purport to be complete description of the presentation by Montgomery Securities to the Special Committee or the analyses performed by Montgomery Securities. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Montgomery Securities believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create incomplete view of the process underlying the analyses set forth in its presentation to the Special Committee. In addition, Montgomery Securities may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Montgomery Securities' view of the actual value of the Company. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. In arriving at its opinion, Montgomery Securities did not ascribe a specific range of values to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration received by the holders of the Company's common stock (other than Parent and its affiliates) in the Offer and the Merger on the basis of the financial and comparative analyses described above.

     In performing its analyses, Montgomery Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Montgomery Securities are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Montgomery Securities' analysis of the fairness of the transaction contemplated by the Merger Agreement to the Company's stockholders and were provided to the Special Committee in connection with the delivery of Montgomery Securities' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Montgomery Securities used in its analyses various projections of future performance prepared by the management of the Company. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     Pursuant to the Engagement Letter, the Special Committee engaged Montgomery Securities to act as its financial advisor in connection with a possible transaction with Parent or an affiliated entity. The Company has agreed to pay Montgomery Securities a fee equal to 0.85% of the total consideration involved in the contemplated transactions. Pursuant to the Engagement Letter, the Company has agreed to pay Montgomery Securities $500,000 upon rendering its opinion to the Special Committee as to the fairness of the Offer, and will be obligated to pay Montgomery Securities the remainder of its fee upon the closing of the Offer. The

Company has also agreed to reimburse Montgomery Securities for its reasonable out-of-pocket expenses. Pursuant to a separate letter agreement, the Company had agreed to indemnify Montgomery Securities, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under federal securities laws.

     In the ordinary course of business, Montgomery Securities actively trades equity securities of the Company and Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Montgomery Securities also has performed certain investment banking services for the Company, as described above. Certain partners of Montgomery Securities also own shares of Parent's common stock.

     A copy of Montgomery Securities' report to the Special Committee and the Company Board dated March 31, 1997 has been filed as an exhibit to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC by Parent, the Purchaser and the Company. Copies of Montgomery Securities' report and opinion are available for inspection and copying at the principal executive offices of the Company during regular business hours by any stockholder of the Company, or a stockholder's representative who has been so designated in writing.

4. POSITION OF PARENT AND PURCHASER REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

     Parent and Purchaser believe that the consideration to be received by the stockholders of the Company (other than Parent and Purchaser), pursuant to the Offer and the Merger, is fair to such stockholders. Parent and Purchaser base their belief on the following factors: (i) a Special Committee consisting of directors who are neither designees of Parent nor officers of the Company was appointed to represent the interests of the stockholders of the Company (other than Parent and Purchaser); (ii) the Special Committee retained and was advised by independent legal and financial advisors; (iii) the Special Committee and the Company Board (with all directors who are employees of Parent abstaining) each determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company (other than Parent and Purchaser), approved the Merger Agreement and the transactions contemplated thereby and recommended that the stockholders of the Company accept the Offer and the Merger; (iv) the parties' awareness that, because the Restated Stockholders Agreement imposes substantial restrictions on Parent's ability to acquire additional Shares, Parent would generally be unable to acquire any additional Shares prior to September 30, 1998 other than in a negotiated transaction approved by the "independent directors" (as defined in the Restated Stockholders Agreement); (v) the $8.00 per Share price to be paid in the Offer and the Merger and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and Parent, on the other; (vi) the consideration to be paid in the Offer and the Merger represents a premium of approximately 45.5% over the reported closing price for the Shares on the last trading day prior to the public announcement of the Acquisition Proposal; (vii) the historical financial performance of the Company and its financial results, which include substantial accumulated losses; and (viii) the presence of the Majority-of-the-Minority Condition, which may not be waived without the consent of the Special Committee. Parent and Purchaser have reviewed the factors considered by the Special Committee and the Company Board in support of their decisions, as described in the Solicitation/Recommendation Statement on Schedule 14D-9 and above, and have no basis to question their consideration of or reliance on such factors. In reaching their conclusions, Parent and Purchaser also considered generally the current and historical market prices for the Shares. Neither Parent nor Purchaser found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusions as to fairness.

5. PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF PARENT AND PURCHASER FOR THE OFFER AND THE MERGER

     Purpose and Structure. The purpose of the Offer is for Parent indirectly to acquire the entire equity interest in the Company. The purpose of the Merger is for Parent to acquire all of the equity interest in the Company not acquired pursuant to the Offer. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the equity interest in the Company held by stockholders of the Company (other than Parent and Purchaser) from such stockholders to Parent and to provide the stockholders of the Company (other than Parent and Purchaser) with cash for all of their Shares.

     Under the DGCL and the Company's certificate of incorporation, the approval of the Company Board and, under certain circumstances, the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. If the Offer is consummated, Parent and Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder of the Company. Consummation of the Offer, however, is conditioned upon satisfaction or waiver of the Majority-of-the-Minority Condition, which may not be waived without the consent of the Special Committee. Pursuant to the Merger Agreement, the purchase by Purchaser of all Shares validly tendered in the Offer and not withdrawn is a condition to the Merger.

     In the Merger Agreement, the Company has agreed to take all action necessary to convene a special meeting of its stockholders as promptly as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required under the DGCL. Parent and Purchaser have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the Merger Agreement and the transactions contemplated thereby.

     Under the DGCL, if, following consummation of the Offer, Purchaser owns at least 90% of the Shares then outstanding, Purchaser will be able to cause the Merger to occur without a vote of the Company's stockholders. In such event, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after consummation of the Offer without a meeting of the Company's stockholders. In the event all of the conditions to the Offer set forth under "The Offer -- Certain Conditions to the Offer" shall have been satisfied other than the Majority-of-the-Minority Condition or the Ninety Percent Condition, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the initial expiration date of the Offer and (ii) the date on which all the other conditions to the Offer set forth under "The Offer -- Certain Conditions to the Offer" other than the Majority-of-the-Minority Condition or the Ninety Percent Condition have been satisfied. If all of the conditions to the Offer have been satisfied or waived other than the Ninety Percent Condition, then, on the later of (i) the initial expiration date of the Offer and (ii) the latest expiration date of the Offer permitted in accordance with the preceding sentence, Purchaser has agreed pursuant to the Merger Agreement to waive the Ninety Percent Condition and accept for payment all of the Shares validly tendered and not withdrawn as of such date. If, following consummation of the Offer, Purchaser owns less than 90% of the Shares then outstanding, a vote of the Company's stockholders will be required under the DGCL to approve the Merger, and a significantly longer period of time will be required to effect the Merger. See "THE OFFER -- Certain Conditions of the Offer".

     Parent's Reasons for the Offer and the Merger. Parent believes that a closer working relationship and greater sharing of technologies between Parent and the Company has the potential to enhance significantly the Company's ability to develop and market commercially viable products more rapidly. Parent has concluded, however, that (i) the current structure of the relationship does not and is not likely to enable Parent to take full advantage of a variety of market opportunities and to achieve the desired level of technology exchange and cooperation and (ii) these benefits are more likely to be achieved if the Company is under the full control of Parent so that the efforts of the two companies could be jointly directed without the conflicts of interest that might otherwise arise. Parent considered various means of expanding its collaboration with the Company, including attempting to achieve an alignment or integration through an expansion of the parties' commercial relationship without increasing Parent's ownership of Shares. Parent has concluded, however, that these approaches would not enable Parent to take full advantage of market opportunities and to achieve the desired level of technology exchange and cooperation. Consequently, Parent concluded that an acquisition by Parent of the entire equity interest in the Company should be considered. Parent chose to undertake the transaction at this time because the businesses in which Parent and the Company operate are subject to rapid change and Parent wished to take advantage of commercial opportunities that might not be available at a later time.

6. PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER

     Pursuant to the Merger Agreement, promptly upon completion of the Offer, Parent and Purchaser intend to effect the Merger in accordance with the terms of the Merger Agreement. See "SPECIAL FACTORS -- The Merger Agreement".

     Parent's management has begun, and intends to continue, a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable in order best to organize and integrate the activities of the Company and Parent. Parent expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments or that would be desirable to permit Parent to manage the Company. Except as otherwise disclosed in this Offer to Purchase, Parent has no present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets.

     As a result of the Offer, the interest of Parent in the Company's net book value and net earnings will increase in proportion to the number of Shares acquired in the Offer. If the Merger is consummated, Parent's interest in such items and in the Company's equity generally will increase to 100% and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations and any future increase in the Company's value. Similarly, Parent will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Subsequent to the Merger, current stockholders of the Company (other than Parent and Purchaser) will cease to have any equity interest in the Company, will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, stockholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Merger.

     The Shares are currently traded on The Nasdaq Stock Market, Inc.'s National Market ("NASDAQ"). See "THE OFFER -- Price Range of the Shares". Following the consummation of the Merger, the Shares will no longer be quoted on NASDAQ and the registration of the Shares under the Exchange Act will be terminated. Accordingly, after the Merger there will be no publicly traded equity securities of the Company outstanding and the Company will no longer be required to file periodic reports with the SEC. See "THE OFFER -- Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange Act Registration". It is expected that if Shares are not accepted for payment by Purchaser pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an ongoing business.

7. RIGHTS OF STOCKHOLDERS IN THE MERGER

     No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of the Company who have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence of the foregoing, the fair value determined in any appraisal proceeding could be the same as or more or less than the Merger Consideration. See Annex B attached hereto for a detailed description of appraisal rights under the DGCL, as well as the text of Section 262.

     Parent does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. Parent intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than the Merger Consideration. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including Montgomery Securities' opinion described herein) are not necessarily opinions as to "fair value" under Section 262.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262 INCLUDED HEREWITH IN ANNEX B. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

     Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be "entirely fair" to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and in Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders in a cash-out merger that is found to be not fair to the minority stockholders is the right to appraisal described above, monetary damages, injunctive relief or such other relief as the court may fashion may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

     If the settlement of the Consolidated Action (as defined herein) receives final court approval and the Consolidated Action is dismissed with prejudice, the ability of stockholders (other than stockholders who have properly perfected appraisal rights under Section 262 in connection with the Merger) to obtain monetary damages or other relief could be foreclosed by virtue of such dismissal and the release provisions typically included in such settlements. See "THE OFFER -- Certain Legal Matters".

8. THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement, a copy of which appears as an Exhibit to the Tender Offer Statement on Schedule 14D-1 filed by Purchaser and Parent with the SEC in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The Merger Agreement further provides that Purchaser shall not, without the consent of the Special Committee, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Non-Affiliated Shares shall have been validly tendered and not withdrawn prior to the expiration of the Offer, thereby satisfying the Majority-of-the-Minority Condition. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Majority-of-the-Minority Condition, the Ninety Percent Condition and certain other conditions that are described in "THE OFFER -- Certain Conditions of the Offer". Purchaser and Parent have agreed that no change in the Offer may be made which decreases the Offer Price, changes the form of consideration payable in the Offer or reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those described in "THE
OFFER -- Certain Conditions of the Offer". Pursuant to the Merger Agreement, in the event all conditions set forth in the Merger Agreement shall have been satisfied or waived other than either the Majority-of-the-Minority Condition or the Ninety Percent Condition, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the initial expiration date of the Offer and (ii) the date on which all other conditions to the Offer other than the Majority-of-the-Minority Condition or the Ninety Percent Condition shall have been satisfied or waived. If all of the conditions to the Offer have been satisfied or waived other than the Ninety Percent Condition, then, on the latest expiration date of the Offer permitted in accordance with the preceding sentence, Purchaser shall waive the Ninety Percent Condition and consummate the Offer.

     The Merger. The Merger Agreement provides that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the DGCL, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any subsidiary of Parent or the Company or Shares held by stockholders who shall have properly demanded and perfected appraisal rights under Section 262) will be cancelled and converted automatically into the right to receive the Merger Consideration.

     Purchaser or the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts that Purchaser or the paying agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation. In addition, the Company is obligated under the Merger Agreement to redeem all of the outstanding shares of its Series A Preferred Shares not later than the day prior to the initial expiration date of the Offer.

     The Merger Agreement provides that the directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation will be amended to read as follows: "The name of the corporation is Calgene, Inc." The Merger Agreement also provides that the bylaws of Purchaser will be the bylaws of the Surviving Corporation.

     At the Effective Time, each holder of a Company Option issued pursuant to the Company's 1981 Stock Option Plan, 1991 Stock Option Plan or 1996 Stock Option Plan (each such plan, a "Company Stock Option Plan") shall become entitled to receive from the Surviving Corporation, for each such Company Option, an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price of each such Company Option and (ii) the number of Shares such holder could have purchased had such holder exercised such Company Option in full (without regard to exercisability) immediately prior to the Effective Time, and thereafter each such Company Option shall be cancelled; provided, however, that any holder of a Company Option may instead have such Company Option assumed by the Surviving Corporation pursuant to the terms of the Company Stock Option Plan pursuant to which such Company Option was issued (each, an "Assumed Option"). After the Effective Time, each Assumed Option shall (i) confer the right to receive from the Surviving Corporation, for each Share subject to such Company Option immediately prior to the Effective Time, and upon payment of the applicable exercise price per share in effect with respect to such Company Option, the Merger Consideration, in cash, and (ii) shall otherwise remain subject to all the terms and conditions (including with respect to the exercisability thereof) applicable to such Company Option pursuant to the option agreement related to such Company Option and to the Company Stock Option Plan pursuant to which such Company Option was issued. The Company has agreed to provide timely notification and an election form to holders of Company Options as may be required by any Company Stock Option Plan. After the Effective Time, no further Company Options shall be granted pursuant to any Company Stock Option Plan; however, each Company Stock Option Plan shall continue to govern any Assumed Option.

     The Merger Agreement also provides that the Company shall take all such action as may be necessary (i) to terminate the Company's Employee Stock Purchase Plan established in March 1990 (the "Company Stock Purchase Plan") and
(ii) to cause the Shares entitled to be purchased pursuant to the Company Stock Purchase Plan as of the Effective Time to be purchased and converted thereafter in the Merger.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, Parent and Purchaser as to corporate status and the enforceability of the Merger Agreement against each such party and by the Company as to its capitalization, compliance with law, the accuracy of financial statements and filings with the SEC and the absence of certain material adverse changes or events concerning the Company's business from December 31, 1996 to the date of the Merger Agreement.

     Covenants of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). At the Stockholders' Meeting, Parent and Purchaser shall cause all Shares then owned by them to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Parent and Purchaser currently have sufficient voting power to approve the Merger even if no other stockholder votes in favor of the Merger. In the event that Purchaser acquires such number of Shares that, when taken together with the Shares previously owned by Parent and Purchaser, constitute at least 90% of the outstanding Shares, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with
Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

     The Merger Agreement provides that the Company shall, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement with the SEC under the Exchange Act (the "Proxy Statement"), and shall use its best efforts to have the Proxy Statement cleared by the SEC. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide promptly to Parent copies of all correspondence between the Company or any representative of the Company and the SEC. The Company shall give Parent and its counsel the opportunity to review and comment upon the Proxy Statement prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review and comment upon all amendments and supplements to the Proxy Statement and participate in the preparation of any written responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. The Company and its counsel shall be given the opportunity to review and comment on the Offer documents and any amendments thereto prior to the filing thereof with the SEC. Parent and Purchaser shall provide the Company and its counsel with a copy of any written comments or telephonic notification of any verbal comments Parent or Purchaser may receive from the SEC or its staff with respect to the Offer documents promptly after the receipt thereof and shall provide the Company and its counsel with a copy of any written responses and telephonic notification of any verbal responses of Parent, Purchaser or their counsel. Each of the Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy

Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time.

     Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless Parent shall otherwise agree in writing: the businesses of the Company and its subsidiaries shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers and employees of the Company and to preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations; and the Company shall not declare or pay dividends, split, combine or reclassify its stock, issue convertible securities or issue rights, warrants or options to purchase Shares other than shares issuable upon exercise of options issued pursuant to Company Options or employee stock purchase plans outstanding as of the date of the Merger Agreement.

     Pursuant to the Merger Agreement, during the period prior to the purchase of Shares pursuant to the Offer, Parent has covenanted to use its reasonable best efforts not to interfere in any material respect with the Company's conduct of its day-to-day operations except with respect to the rights and responsibilities of Parent's designees on the Company Board or Parent's rights and obligations under any contract or agreement with the Company.

     The Company and Parent are each obligated under the Merger Agreement to give each other prompt notice of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

     It is understood and agreed that all rights to indemnification by the Company existing as of the date of the Merger Agreement in favor of each present and former director and officer of the Company as provided in the Company's certificate of incorporation or bylaws or pursuant to any other agreements in effect as of such date shall survive the Merger and shall continue in full force and effect for a period of at least six years from the Effective Time.

     The Merger Agreement provides that Parent will, for a period of six years from and after the Effective Time, indemnify and hold harmless each such director and officer of the Company with respect to all acts and omissions occurring before the Effective Time that are based on or arise out of his service as a director or officer, including all acts and omissions in connection with the amendment to the Restated Stockholders Agreement, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the extent of the more favorable of (i) the Company's indemnification arrangements with such directors and officers as of the date of the Merger Agreement, (ii) the indemnification provisions of Parent's certificate of incorporation or bylaws and (iii) any other indemnification arrangement that Parent has with its directors.

     Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement and the Surviving Corporation shall use their reasonable best efforts to take all such action.

     Under the Merger Agreement, Parent and the Company agree to consult with one another before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or the transactions contemplated thereby. Parent and the Company further agree not to issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange to which Parent or the Company is a party.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by the DGCL and the Company's certificate of incorporation and bylaws, the Merger Agreement, the Merger and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote or consent of the stockholders of the Company; (b) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of: (i) making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement, (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement or (iii) compelling the Company, Parent, Purchaser or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or Purchaser or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement, provided, however, that each of the parties shall have used its reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered; and (c) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that condition (c) shall not be applicable to the obligations of Parent and Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination; Fees and Expenses. The Merger Agreement may be terminated and the Merger and the other transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company, if such termination is also approved by the Special Committee; (b) by either Parent or the Company if the Effective Time shall not have occurred on or before December 31, 1997, provided, however, that such right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;
(c) by either Parent or the Company if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (d) by Parent if, due to an occurrence or circumstance that would result in a failure of any condition set forth under "THE
OFFER" -- Certain Conditions of the Offer" to be satisfied, (i) Purchaser shall not have commenced the Offer within 60 days following the date of the Merger Agreement, (ii) the Offer shall have been terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (iii) Purchaser shall have failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless, in the case of clause (iii), such failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement;
(e) by the Company, upon approval of the Company Board and a majority of the members of the Special Committee, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth under "THE OFFER" -- Certain Conditions of the Offer", Purchaser shall have (i) failed to commence the Offer within 60 days following the date of the Merger Agreement,
(ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; or (f) by the Company, upon approval of the Company Board and a majority of the members of the Special Committee, if Parent shall have breached in any material respect its covenant relating to Parent's involvement in the day-to-day management of the Company prior to the consummation of the Offer, and Parent continues such breach following written notice by the Company to Parent thereof.

     In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void, and there shall be no liability on the part of any party thereto, except nothing therein shall relieve any party thereto from liability for any wilful breach thereof.

     Except as set forth below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by the Merger Agreement are consummated. See "THE OFFER -- Fees and Expenses".

9. INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendations of the Company Board and the Special Committee with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of the Company have interests in the Offer and the Merger which are described below and which may be in addition to their interests as stockholders of the Company. Stockholders also should be aware that Parent and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Parent's current ownership of approximately 54.5% of the outstanding Shares and its designees constituting a majority of the Company's directors, Parent may be deemed to control the Company. The Special Committee and the Company Board were each aware of these actual and potential conflicts of interest and considered them along with the other matters described under "SPECIAL FACTORS -- Recommendations of the Special Committee and the Company Board; Fairness of the Offer and the Merger".

     Parent and Purchaser have not been advised by the executive officers or directors of the Company whether any of such persons intends to tender Shares owned by them pursuant to the Offer.

     Robson Shares. Mr. John E. Robson, a director of Parent, serves on the Company Board as one of Parent's designees. In consideration of such service, pursuant to a letter agreement (the "Robson Agreement"), dated May 6, 1996, Parent transferred to Mr. Robson 15,000 Shares (the "Robson Shares"), which are subject to a three-year vesting period under which one-third of the Robson Shares become non-forfeitable on March 31 of each year, commencing March 31, 1997. Mr. Robson also participates in the Company's standard director compensation arrangements with its non-employee directors. The Robson Agreement provides for, among other things, acceleration of the vesting of the Robson Shares upon the occurrence of certain events, among which are (i) the cessation of Mr. Robson's service as a non-employee director of the Company for any reason other than his voluntary resignation or removal for Cause (as defined in the Robson Agreement) or (ii) a "Change of Control," defined as either (x) the acquisition by Parent of 90% of the then issued and outstanding Shares or (y) the disposition by Parent of substantially all of the Shares then owned by Parent.

     In addition, the Company granted Mr. Robson two options to purchase Shares under the Company's 1996 Stock Option Plan. The first option, which is for the purchase of 10,000 Shares, was granted on March 31, 1996 at an exercise price of $5.75 per Share and is fully exercisable. The second option, which is for the purchase of 10,000 Shares, was granted on September 20, 1996 at an exercise price of $5.25 per Share and becomes exercisable in equal 1/12th increments over twelve months from the date of grant. Both options have a term of ten years.

     Change of Control and Severance Agreements. Mr. Salquist has entered into a Change of Control Employment Agreement with the Company, dated as of July 19, 1995. The agreement provided that, upon a

Change of Control (as defined therein) of the Company, if Mr. Salquist's employment were to be terminated thereafter by the Company without Cause (as defined therein) or by Mr. Salquist for Good Reason (as defined therein) within the three-year term of the agreement or if he were to resign upon the six-month or three-year anniversary of the effective date of the agreement, he would receive severance benefits that would include a payment equal to 2.99 times his base salary and average bonus for the prior three fiscal years. For purposes of such agreement, the closing of transactions in connection with the Reorganization Agreement on March 31, 1996 constituted a Change of Control. See "SPECIAL FACTORS -- Background of the Offer and the Merger".

     In connection with his resignation as Chief Executive Officer in August 1996, Mr. Salquist and the Company entered into an amendment to his Change of Control Employment Agreement pursuant to which Mr. Salquist agreed that payments required to be made to him under such agreement would be paid over a 13 month period rather than in a lump sum. The amended agreement provided for the payment of $315,000 upon Mr. Salquist's resignation and monthly payments of $25,000 during a 12 month consulting period and an additional payment of $290,000 at the end of the 12 month period.

     Severance Arrangements. In connection with the Offer and the Merger, Parent has agreed to make the following provisions for severance payments to be made to certain eligible employees of the Company (including certain senior level employees of the Company, but excluding the President and Acting Chief Executive Officer of the Company, Lloyd M. Kunimoto) whose separation from the Company results from the restructuring, consolidation and/or integration of the operations of the Company with or into those of Parent (each such eligible employee, a "Covered Person"). Each Covered Person who is currently a Vice President of the Company shall receive (i) six months of base salary if such Covered Person has up to five years of service or (ii) 12 months of base salary if such Covered Person has more than five years of service.

     With respect to Mr. Kunimoto, Parent has agreed to make the following severance payments in the event of a separation occurring on or before December 31, 1997: 24 months of base salary if Mr. Kunimoto is not offered a position with the Surviving Corporation, and 12 months of base salary if Mr. Kunimoto is offered a position but subsequently elects to separate from the Surviving Corporation; provided, however, that in either case no severance payments shall result in the event Mr. Kunimoto is terminated for cause.

     In all cases, severance payments shall be made by the Company, in the case of separations occurring prior to the consummation of the Merger, and by Parent, in the case of separations occurring thereafter until December 31, 1997. Furthermore, in the case of all Covered Persons, the payment of severance as set forth above is conditioned on each such Covered Person executing a release of all claims against the Company and Parent, among others, and the failure to execute such a release will result in severance payments of one-quarter of one month's base salary for each year of service with the Company or Parent plus one-quarter of one month's base salary in lieu of notice of termination.

10. SHARE OWNERSHIP BY PARENT AND PURCHASER

     As of April 7, 1997, Parent owns (i) 30,146,114 Shares which were acquired in connection with the Reorganization Agreement and (ii) 6,250,000 Shares which were acquired in connection with the Stock Purchase Agreement, representing approximately 54.5% of the Shares outstanding and approximately 53.3% of the Shares outstanding on a Fully Diluted Basis. See "SPECIAL FACTORS -- Background of the Offer and the Merger". Purchaser owns no Shares as of the date hereof. Prior to the Effective Time, if necessary or desirable in connection with the Merger, Parent will contribute all of its Shares to Purchaser.

11. BENEFICIAL OWNERSHIP OF SHARES

     The following table sets forth certain information, as of February 28, 1997, regarding the ownership of Shares by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, as well as each director of the Company, the Acting Chief Executive Officer of the Company, certain other officers of the Company, and all executive officers and directors of the Company as a group:

                                                          SHARES BENEFICIALLY   APPROXIMATE PERCENT
                                                               OWNED(1)              OWNED(2)
                                                          -------------------   -------------------
    Andrew M. Baum......................................           57,780                  *
    Patrick J. Fortune..................................               --                 --
    Robert T. Fraley....................................               --                 --
    Jeffrey D. Gargiulo.................................           16,667                  *
    Michael R. Hogan....................................               --                 --
    Lloyd M. Kunimoto...................................           42,226                  *
    Christian Leleu.....................................           30,833                  *
    Howard D. Palefsky..................................           17,000                  *
    John E. Robson......................................           30,000                  *
    Roger H. Salquist...................................          248,340                  *
    Richard Stonard.....................................           23,333                  *
    Allen J. Vangelos...................................           21,600                  *
    Hendrik A. Verfaillie...............................               --                 --
    All executive officers and directors as a group (16
      persons)..........................................          598,654                  *
    Monsanto Company(3).................................       36,396,114               54.5%
    Travelers Group Inc. and Affiliates(4)..............        4,076,654                6.1%

---------------
*   Less than 1%

(1) The Company has advised Parent and Purchaser that it believes that all beneficial owners named in the table have sole voting and investment power with respect to the Shares they beneficially own. The Shares shown in the table to be beneficially owned include any Shares that the person has the right to acquire within 60 days of January 31, 1997, by the exercise of any Company Option of which the Company has knowledge. The Shares subject to such Company Options are as follows: Mr. Baum: 49,079; Mr. Gargiulo: 16,667; Mr. Leleu: 20,833; Mr. Stonard: 23,333; Mr. Kunimoto: 35,329; Mr. Palefsky:
    17,000; Mr. Robson: 15,000: Mr. Salquist: 224,762; Mr. Vangelos: 21,000; and
    all executive officers and directors as a group: 531,804.

(2) Percent of the 66,741,035 Shares outstanding as of April 2, 1997, counting as outstanding for each named person all Shares issuable to such person on exercise of Company Options that are included in the first column.

(3) Percentage calculated without taking into account Shares issuable on exercise of Company Options.

(4) Based on an Information Statement Pursuant to Rules 13d-1 and 13d-2 on
    Schedule 13G filed by Travelers Group Inc. and Smith Barney Holdings Inc. with the SEC on January 22, 1997 with respect to Shares beneficially owned as of December 31, 1996.

                                   THE OFFER

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not theretofore withdrawn in accordance with the provisions set forth under "THE OFFER -- Withdrawal Rights". The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, May 2, 1997, unless and until Purchaser in its sole discretion, but subject to the terms and conditions of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     The Offer is conditioned upon, among other things, satisfaction (or waiver with approval of the Special Committee) of the Majority-of-the-Minority Condition and satisfaction or waiver of the Ninety Percent Condition and the other conditions to the Offer set forth under "THE OFFER -- Certain Conditions of the Offer".

     Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, upon the failure to be satisfied of any of the conditions to the Offer set forth under "THE OFFER -- Certain Conditions of the Offer" (except that, under certain circumstances Purchaser has agreed pursuant to the Merger Agreement to waive the Ninety Percent Condition), to (i) terminate or amend the Offer, (ii) extend the Offer and postpone acceptance for payment of any Shares, or (iii) waive any condition (except, without the consent of the Special Committee, for the Majority-of-the-Minority Condition), by giving oral or written notice of such termination, amendment, extension or waiver to the Depositary and by making a public announcement thereof. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to any such extension, and all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See "THE OFFER -- Withdrawal Rights". In the event all conditions set forth under "THE OFFER -- Certain Conditions of the Offer" shall have been satisfied other than the Majority-of-the-Minority Condition or the Ninety Percent Condition, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of
(i) the initial expiration date of the Offer and (ii) the date on which all other conditions set forth under "THE OFFER -- Certain Conditions of the Offer" other than the Majority-of-the-Minority Condition or the Ninety Percent Condition shall have been satisfied. If all of the conditions to the Offer have been satisfied or waived other than the Ninety Percent Condition, then, on the latest expiration date of the Offer permitted in accordance with the preceding sentence, Purchaser has agreed pursuant to the Merger Agreement to waive the Ninety Percent Condition and accept for payment all of the Shares validly tendered and not withdrawn as of such date. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, WHETHER OR NOT PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

     Any termination, amendment, extension or waiver will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which Purchaser may choose to make any public announcements, Purchaser will not have any obligations to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service. As used herein, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

     If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of the Shares) is delayed in its acceptance for payment of or payment for any Shares validly tendered and not withdrawn in the Offer or Purchaser is unable to accept for payment or pay for such Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "THE OFFER -- Withdrawal Rights". The ability of Purchaser to delay the payment for the Shares that Purchaser has accepted for payment, however, is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     If Purchaser or Parent makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will, or Parent will cause Purchaser to, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, or a change in the dealer's advisory fee, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC's view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to securityholders, and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in a dealer's solicitation fee, a minimum period of ten business days from the date of such change is generally required under the applicable rules and regulations of the SEC to allow for adequate dissemination to stockholders and investor response.

     The Company has provided Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by Purchaser to stockholders of record and will be furnished by Purchaser to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURE FOR ACCEPTING THE OFFER AND TENDERING SHARES

     Valid Tender. For a stockholder to validly tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and Share Certificates for tendered Shares must be received by the Depositary at one of such addresses or such Share Certificates must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case on or prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company ("DTC") and the Philadelphia Depositary Trust Company ("PDTC") (DTC and PDTC, each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the book-entry transfer system to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS BOOK-ENTRY PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received the Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND SOLE RISK OF THE TENDERING STOCKHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED AT THE DEPOSITARY. IF DELIVERY IS BY MAIL, THEN INSURED OR REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this Section, includes any participant in a Book-Entry Transfer Facility system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder(s) has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on such Letter of Transmittal or (ii) such Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Share Certificates not validly tendered or not accepted for payment or not purchased are to be issued or returned to a person other than the registered holder of the Share Certificates, the tendered Share Certificates must be endorsed in blank or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder(s) appear on the Share Certificates with the signatures on such Share Certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, such Shares may nevertheless be tendered provided that all of the following guaranteed delivery procedures are duly complied with:

          (1) such tender is made by or through an Eligible Institution;

          (2) the Depositary receives (by hand, mail, telegram or facsimile transmission) on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser; and

          (3) the Share Certificates representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or in the case of Book-Entry Transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. A "NASDAQ trading day" is any day on which NASDAQ is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or by mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof) for such Shares, properly completed and duly executed, with any required signature guarantees, or, in the case of Book-Entry Transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Book-Entry Confirmations and such other documents are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of the Shares to any tendering stockholders, regardless of any extension of the Offer or any delay in making such payment.

     Purchaser's acceptance for payment of Shares validly tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer (other than the Majority-of-the-Minority Condition, which can only be waived with the consent of the Special Committee) or any defect or irregularity in any tender with respect to any particular Shares, or with respect to those Shares held by any particular stockholder, whether or not similar conditions, defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Parent, Purchaser, any of its affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid backup withholding of Federal income tax on payments of cash pursuant to the Offer, a stockholder tendering Shares in the Offer must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certification described above, under Federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payment made to such stockholder pursuant to the Offer. All stockholders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is provided in a manner satisfactory to Purchaser and the Depositary). Noncorporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 11 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 5, 1997. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered pursuant to the Offer for any reason, then without prejudice to Purchaser's rights under the Offer, the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn if Share Certificates have been tendered and the name of the registered holder of the Shares to be withdrawn as set forth on such Share Certificates if different from the name of the person who tendered the Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth under "THE OFFER -- Procedure for Accepting the Offer and Tendering Shares", any notice of withdrawal must specify the name and number of the account at the appropriate financial institution that is a member of the system of a Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures for such withdrawal, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be retendered by again following one of the procedures described above under "THE
OFFER -- Procedure for Accepting the Offer and Tendering Shares" at any time on or prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Parent, Purchaser, any of their affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with the terms set forth under "THE
OFFER -- Withdrawal Rights" promptly after the later to occur of (i) the Expiration Date or (ii) the satisfaction or waiver (where permissible) of the terms and conditions set forth under "THE OFFER -- Certain Conditions of the Offer". Any determination concerning the satisfaction or waiver of such terms and conditions will be within the sole discretion of Purchaser, which determination will be final and binding on all holders of Shares. See "THE
OFFER -- Terms of the Offer" and "THE OFFER -- Dividends and Distributions". Subject to applicable rules of the SEC and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates (or timely Book-Entry Confirmation of the book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth under "THE OFFER -- Procedure for Accepting the Offer and Tendering Shares"), (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to such validly tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE PURCHASE PRICE OF THE SHARES TENDERED PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payments shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes with respect to the transfer and sale to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

     If Purchaser is delayed in its acceptance for payment of, or payment for tendered Shares or is unable to accept for payment or pay for such Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (but subject to Purchaser's obligations under Rule 14e-1(c) under the Exchange Act to pay for or return the tendered Shares promptly after the termination or withdrawal of the Offer), the Depositary may, nevertheless, retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described under "THE
OFFER -- Withdrawal Rights".

     If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or for any reason, Share Certificates for any such Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth under "THE OFFER -- Procedure for Accepting the Offer and Tendering Shares", such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of Purchaser's subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for purchase.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The summary of Federal income tax consequences set forth below is for general information only and is based on Purchaser's understanding of the law as currently in effect. The tax consequences to each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, persons who are not citizens or residents of the United States and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes under the Code, and may also be a taxable transaction under applicable state, local or foreign income and other tax laws. Generally, for Federal income tax purposes, a tendering stockholder will recognize gain or loss in an amount equal to the difference between the cash received by the stockholder pursuant to the Offer and the stockholder's adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer. For Federal income tax purposes, such gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder, and a long-term capital gain or loss if the stockholder's holding period is more than one year.

     Legislative proposals have been under consideration that would reduce the rate of Federal income taxation of certain capital gains. Such legislation, if enacted, might apply only to gain realized on sales occurring after a date specified in the legislation. It cannot be predicted whether any such legislation ultimately will be enacted and, if enacted, when its effective date will be.

     A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals and entities) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder who does not furnish its TIN may be subject to a penalty imposed by the IRS. See "THE OFFER -- Procedure for Accepting the Offer and Tendering Shares".

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an appropriate income tax return.

     The receipt of cash by stockholders pursuant to the Merger should result in similar Federal income tax consequences to such stockholders similar to those described above.

6. PRICE RANGE OF THE SHARES

     The Company's common stock is traded over the counter on NASDAQ under the symbol CGNE. The following table sets forth for the periods indicated the high and low sale prices of the common stock as reported by NASDAQ.

                                                                          CALGENE, INC.
                                                                        ------------------
                                                                         HIGH        LOW
                                                                        -------     ------
    FISCAL 1995
      Quarter ended September 30, 1994................................  $12.375     $8.625
      Quarter ended December 31, 1994.................................    9.875      6.375
      Quarter ended March 31, 1995....................................    8.875      5.750
      Quarter ended June 30, 1995.....................................    9.625      5.375

    FISCAL 1996
      Quarter ended September 30, 1995................................    8.125      6.625
      Quarter ended December 31, 1995.................................    7.250      4.250
      Quarter ended March 31, 1996....................................    7.375      4.500
      Quarter ended June 30, 1996.....................................    6.875      5.375

    SIX MONTHS ENDED DECEMBER 31, 1996
      Quarter ended September 30, 1996................................    6.875      4.250
      Quarter ended December 31, 1996.................................    6.000      4.375

    FISCAL 1997
      Quarter ended March 31, 1997....................................    7.563      4.875
      Quarter ending June 30, 1997 (through April 4, 1997)............    7.938      7.750

     On January 28, 1997, the last full day of trading prior to the public announcement of the Acquisition Proposal, according to published sources, the reported closing price of the Shares on NASDAQ was $5.500 per Share. On March 31, 1997, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, according to published sources, the closing price of the Shares on NASDAQ was $5.563 per Share. On April 4, 1997, the last full day of trading before the commencement of the Offer, according to published sources, the reported closing price of the Shares on NASDAQ was $7.875 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has never declared or paid cash dividends and the Company has advised Purchaser that it does not intend to declare any dividend in the foreseeable future. The ability of the Company to pay dividends is subject to certain restrictions under certain indebtedness of the Company as well as the terms of the Calgene Credit Facility Agreement (as defined below) and the Gargiulo Credit Facility Agreement (as defined below) the Company has with Parent.

7. CERTAIN INFORMATION CONCERNING THE COMPANY

     General. The following description of the Company's business has been taken from the Company's Transition Report on Form 10-K for the six-month period ended December 31, 1996 (the "Transition 10-K"):

     Calgene is a biotechnology company that is developing a portfolio of genetically engineered plants and plant products for the food, seed and oleochemical industries. The Company's research and business efforts are focused in three core crop areas -- fresh produce (tomato and strawberry), edible and industrial plant oils (canola) and cotton -- where Calgene believes biotechnology can provide substantial added commercial value in consumer, industrial and seed markets.

     Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers (including their remuneration and stock options granted to them), Shares held by them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and in Seven World Trade Center, Suite 1300, New York, New York 10048. Copies also may be obtained, by mail, upon payment of the SEC's customary charges by writing to the SEC's principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site on the World Wide Web at <http://www.sec.gov> that contains reports, proxy statements and other information. The information also should be available at The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Directors and Officers. The name, address, principal occupation or employment, five-year employment history, and citizenship of each director and executive officer of the Company is set forth in Schedule II hereto.

     Results for Quarter Ended December 31, 1996. On March 13, 1997, the Company issued the following press release with respect to its financial results for the quarter ended December 31, 1996:

          Calgene, Inc. today announced a pro forma net loss of $13,475,000 ($0.21 per share) on revenues of $33,329,000 for the quarter ended December 31, 1996. This compares with a net loss of $5,730,000 ($0.19 per share) on revenues of $11,678,000 during the same period last year. The pro forma net loss is before non-cash asset write-downs, and other restructuring expenses totaling $32,605,000 at Gargiulo, Inc., Calgene's produce company. The $21,651,000 or 185% increase in revenues compared to the same period of the prior year was due to the inclusion of operating results from Gargiulo, which Calgene acquired in March, 1996. The pro forma net loss is $7,745,000 higher than the comparable period of the prior year primarily due to losses at Gargiulo. Sales from Calgene's cotton seed subsidiary occur primarily in the quarters ended March 31 and June 30.

          For the six months ended December 31, 1996, Calgene reported a pro forma net loss of $31,329,000 ($0.50 per share) on revenues of $70,509,000, compared to a net loss of $16,104,000 ($0.53 per share) on revenues of $20,790,000 during the same period last year. After asset write-downs and reserves, Calgene's net loss for the six-month period was $63,934,000 ($1.03 per share). Effective January 1, 1997, Calgene changed its fiscal year end from June 30 to December 31. The six month period ended December 31, 1996 is a transitional fiscal period.

          "The operating results in the December, 1996 quarter were largely due to low tomato prices," said Lloyd Kunimoto, President of Calgene. "In response to these market conditions, we have consolidated and streamlined operations, and significantly reduced expenses. As a result of these measures, we believe our cost structure is now very competitive in today's tomato market." said Mr. Kunimoto.

          The non-cash asset write-downs, and other restructuring expenses reflect the consolidation of redundant farming and packing operations, which resulted from the merging of Collier Farms and Calgene Fresh (Calgene's former fresh market tomato subsidiary) into Gargiulo's Southwest Florida operations and the reduction of acreage. "The size of our Southwest Florida operation now reflects the balance we are seeking between Florida and Mexico. We intend to increase our production in Mexico, where we have established partnerships with leading producers of vine-ripe tomatoes," said Mr. Kunimoto.

          The Company also announced the establishment of a multi-year working capital line of credit with Bank of America. The line of credit is $20 million in 1997, increasing to $30 million in 1998 and $40 million until its expiration in December, 1999. "We are pleased that we have established a relationship with Bank of America. Our partnership will help provide Calgene, with the working capital needed for its produce operation and will help to finance the scale-up of Calgene's transgenic product line, including Laurical oil, BXN cotton and BXN/Bollgard cotton," said Mr. Kunimoto.

     Selected Consolidated Financial Data. The selected consolidated financial information of the Company and its subsidiaries set forth below, and the information set forth in Schedule III hereto, was excerpted and derived from the Company's Transition 10-K, which included audited financial statements for the six-month period ended December 31, 1996 and for the fiscal years ended June 30, 1995 and 1996, as filed by the Company with the SEC. More comprehensive financial information is included in the Transition 10-K (including management's discussion and analysis of results of operations and financial position) and other documents filed with the SEC. The following summary financial information is qualified in its entirety by reference to such documents and all other reports and documents filed with the SEC and all of the financial statements and related notes contained therein. Such reports and certain other reports may be examined and copies may be obtained at the offices of the SEC in the manner set forth in above. A copy of the financial statements set forth in the Transition 10-K is reproduced as Schedule III hereto.

                                 CALGENE, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  AT OR FOR THE
                                    SIX MONTHS
                                      ENDED
                                 DECEMBER 31,(4)                  AT OR FOR THE YEARS ENDED JUNE 30,
                               --------------------    --------------------------------------------------------
                                 1996        1995        1996        1995        1994        1993        1992
                               --------    --------    --------    --------    --------    --------    --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA(1)
Revenues:
  Product sales..............  $ 69,780    $ 19,940    $ 95,723    $ 48,972    $ 35,408    $ 24,675    $ 18,211
  Product development........       729         850       9,272       6,459       3,025       2,562       3,666
                               --------    --------    --------    --------    --------    --------    --------
    Total revenues...........  $ 70,509    $ 20,790    $104,995    $ 55,431    $ 38,433    $ 27,237    $ 21,877
                               --------    --------    --------    --------    --------    --------    --------
Loss from continuing
  operations.................  $(63,934)   $(16,104)   $(97,014)   $(30,602)   $(42,801)   $(25,223)   $(18,616)
Net loss.....................  $(63,934)   $(16,104)   $(97,014)   $(30,602)   $(42,801)   $(25,623)   $(19,916)
NET LOSS PER SHARE(2)
  Loss from continuing
    operations...............  $  (1.03)   $   (.53)   $  (2.56)   $  (1.04)   $  (1.71)   $  (1.11)   $  (1.34)
  Net loss...................  $  (1.03)   $   (.53)   $  (2.56)   $  (1.04)   $  (1.71)   $  (1.13)   $  (1.42)
CONSOLIDATED BALANCE SHEET
  DATA:
  Total assets...............  $173,880    $ 78,960    $233,302    $ 89,231    $ 78,312    $ 88,401    $ 85,223
  Long-term obligations......  $ 54,727    $ 23,853    $ 57,912    $ 15,421    $  5,704    $  3,694    $  4,378
  Preferred Stock(3).........  $     --    $     --    $     --    $     --    $     --    $     --    $ 29,506
  Common stock and additional
    paid-in capital..........  $417,648    $223,329    $367,554    $223,191    $190,961    $169,506    $111,119

---------------
(1) As described in the Transition 10-K, acquisitions during 1993 and 1996 affect the comparability of the selected financial data.

(2) Applicable to holders of common stock.

(3) Includes additional paid-in capital allocable to Preferred Stock. Substantially all the Preferred Stock was converted to common stock in July 1992.

(4) Effective January 1, 1997, the Company changed its fiscal year end from June 30 to December 31.

     Book value per Share was $1.19, $1.55 and $1.52 as of December 31, 1996, June 30, 1996 and June 30, 1995, respectively. Because the Company has recorded a net loss for the 1995 and 1996 fiscal years and for the six month period ended December 31, 1996, the ratio of earnings to fixed charges for those periods is not meaningful.

     Certain Projections. In the ordinary course of the Company's business planning and budgeting process, the Company's management develops and presents to the Company Board projections of the future performance of the Company.

     THE PROJECTIONS SET FORTH BELOW WERE DEVELOPED FOR PLANNING PURPOSES ONLY AND ARE NOT TO BE REGARDED AS FACTS AND SHOULD NOT BE RELIED UPON AS ACCURATE REPRESENTATIONS OF FUTURE RESULTS. SUCH PROJECTIONS ARE BASED ON NUMEROUS ESTIMATES AND ASSUMPTIONS WHICH THEMSELVES ARE BASED UPON EVENTS AND CIRCUMSTANCES THAT HAVE NOT TAKEN PLACE AND ARE INHERENTLY SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND PARENT'S AND THE COMPANY'S CONTROL, THEY ARE INHERENTLY IMPRECISE AND THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS CAN BE REALIZED. THEREFORE, IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN THE ACTUAL AND PROJECTED RESULTS AND THAT THE ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE PROJECTED. THE PROJECTIONS WERE NOT PREPARED IN CONTEMPLATION OF THE OFFER OR THE MERGER AND, THEREFORE, DO NOT REFLECT ANY BENEFITS OR COSTS THAT COULD RESULT AS A CONSEQUENCE OF CONSUMMATION OF THE OFFER OR THE MERGER. NONE OF THE

COMPANY, PARENT NOR ANY OTHER PARTY ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF SUCH INFORMATION. THE INCLUSION OF THE PROJECTIONS SET FORTH BELOW SHOULD NOT BE REGARDED AS A REPRESENTATION BY PARENT OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES OR BY THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES THAT THE PROJECTED RESULTS WILL BE ACHIEVED. THE PROJECTIONS SET FORTH BELOW WERE NOT PREPARED WITH A VIEW TOWARDS PUBLIC DISCLOSURE OR COMPLYING WITH PUBLISHED GUIDELINES OF THE COMMISSION OR GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE PROJECTIONS HAVE NOT BEEN EXAMINED, REVIEWED OR COMPILED BY THE COMPANY'S INDEPENDENT AUDITORS, AND ACCORDINGLY THEY HAVE NOT EXPRESSED AN OPINION OR ANY OTHER ASSURANCE ON THEM.

                 CALGENE MANAGEMENT PROJECTIONS -- CONSOLIDATED
                   ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                  PROJECTED
                                           -------------------------------------------------------
          YEARS ENDED DEC. 31,              1997        1998        1999        2000        2001
-----------------------------------------  -------     -------     -------     -------     -------
Revenues.................................  $200.3      $270.1      $335.9      $431.7      $554.7
Operating Profit.........................     3.3        22.2        32.1        52.3        72.6
Net Income...............................    (0.2)       10.1        20.1        40.1        60.0
Earnings (loss) Per Share(a).............  $ (0.00)    $  0.15     $  0.30     $  0.61     $  0.91

---------------
(a) Assumes 66 million shares outstanding.

8. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

     Purchaser. Purchaser is a Delaware corporation and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167. Purchaser is a wholly owned subsidiary of Parent.

     Parent. Parent is a corporation organized under the State of Delaware. Its principal offices are located at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167. Parent and its subsidiaries are engaged in the worldwide manufacture and sale of a diversified line of agricultural products, pharmaceuticals, food ingredients and chemical products. In December 1996, Parent's Board of Directors approved a plan, subject to stockholder approval and certain other conditions, to spin off Parent's chemical businesses to Parent's stockholders.

     The name, citizenship, business address, principal occupation or employment and five-year employment history and certain other information for each of the directors and executive officers of Purchaser and Parent are set forth in
Schedule I hereto.

     As of April 7, 1997, Parent owned (i) 30,146,114 Shares which it acquired in connection with the Reorganization Agreement and (ii) 6,250,000 Shares which it acquired in connection with the Stock Purchase Agreement, representing approximately 54.5% of the Shares outstanding. Prior to the Effective Time, if necessary or desirable in connection with the Merger, Parent will contribute all of its Shares to Purchaser. Except as described in this Offer to Purchase, (i) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser, Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since July 1, 1993, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, since July 1, 1993, there have been no contacts, negotiations or transactions between any of Purchaser, Parent, or any of their subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9. FINANCING OF THE OFFER AND THE MERGER

     The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $257 million. Parent will ensure that Purchaser has sufficient funds to acquire all the outstanding Shares pursuant to the Offer and the Merger. Parent will provide such funds initially through commercial paper borrowings at market rates at the time of issuance.

     Parent anticipates that any indebtedness incurred through borrowings will be refinanced from time to time. Such decision will be made based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate.

10. INTERCOMPANY ARRANGEMENTS BETWEEN PARENT AND THE COMPANY

     Commercial Contracts and Agreements. In addition to the Reorganization Agreement, the Original Stockholders Agreement, the Stock Purchase Agreement, the Restated Stockholders Agreement (each of which is described under "SPECIAL FACTORS -- Background of the Offer and the Merger") and the Merger Agreement, Parent and the Company have entered into a number of commercial contracts and agreements. Following is a summary of certain of such arrangements.

     Parent and the Company entered into an Interference Settlement and License Agreement dated as of April 22, 1993 involving an invention relating to the use of promoters from cauliflower mosaic virus in transgenic plants. Under the terms of such agreement, the Company assigned certain patent rights to Parent and Parent granted the Company a limited, royalty-free, non-exclusive license under its U.S. patent rights and a royalty-bearing, non-exclusive license under its foreign patent rights. Royalties paid by the Company to Parent totalled $50,290 in fiscal 1996 and $48,701 in fiscal 1995. No royalties were paid in fiscal 1993 or 1994.

     Parent and the Company entered into an agreement dated as of April 22, 1993, pursuant to which Parent granted the Company a worldwide, non-exclusive, royalty-bearing license under its patent rights relating to Agrobacterium-mediated plant transformation. No royalties were paid by the Company to Parent in fiscal 1993, 1994, 1995 or 1996.

     Parent and the Company entered into a license agreement dated as of April 22, 1993 pursuant to which Parent granted the Company a worldwide, non-exclusive, royalty-bearing license under its patent rights relating to antibiotic marker genes. The Company paid Parent $12,573 in fiscal 1996 and $12,175 in fiscal 1995 with respect to such license. No amounts were paid in fiscal 1993 or 1994.

     Parent and the Company entered into a license agreement dated as of April 22, 1993, under which Parent granted the Company a worldwide, non-exclusive, royalty-bearing license under its U.S. patent rights relating to an Agrobacterium-based method for soybean transformation. The Company did not pay any amounts in fiscal 1993, 1994, 1995 or 1996, with respect to such license.

     Parent and the Company entered into a license agreement dated as of April 22, 1993, under which the Company granted Parent a world-wide, non-exclusive, royalty-bearing license under its patent rights relating to certain methods for transformation of Brassica and tomatoes. Parent did not pay any royalties in fiscal 1993, 1994, 1995 or 1996.

     Parent and the Company entered into a license agreement dated as of April 23, 1993, under which the Company granted Parent a non-exclusive, royalty-bearing license under its U.S. Agrobacterium-related patent rights. Parent did not pay any royalties to the Company in fiscal 1993, 1994, 1995 or 1996.

     Parent and the Company entered into a license agreement dated as of April 22, 1993, under which the Company granted Parent a world-wide, non-exclusive, royalty-bearing license under its patent rights relating to the use of negative-strand RNA to control indigenous gene expression in plants. Parent did not pay any royalties in fiscal 1993, 1994, 1995 or 1996.

     Parent and the Company entered into an agreement dated as of April 22, 1993 pursuant to which each party granted the other a world-wide, non-exclusive, royalty-bearing license under its respective patent rights relating to the use of ACC-deaminase in plants to control ethylene production in certain fruits. Neither Parent nor the Company paid any royalties pursuant to such agreement in fiscal 1993, 1994, 1995 or 1996.

     Parent and the Company entered into an Insect-Protected Cotton License and Seed Services Agreement dated as of September 26, 1995, pursuant to which Parent granted to the Company a non-exclusive license in the U.S. to make and sell transgenic cotton seed containing Parent's B.t. technology to cotton farmers licensed to use such seed by Parent. In return for providing such seed to farmers licensed by Parent, Parent provides a seed services fee to the Company.

     In December 1994, Parent and the Company, together with certain unrelated third parties, entered into a settlement agreement regarding the Company's patent rights relating to glyphosate resistant gene technology. Pursuant to the terms of such settlement agreement, the Company granted Parent an exclusive world-wide, paid-up license under its patent rights with respect to such technology. Upon execution of the agreement, Parent paid $8 million jointly to the Company and Rhone-Poulenc Agrochimie, an unrelated third party.

     Parent and the Company executed an agreement effective as of September 26, 1995 pursuant to which Parent is to provide certain B.t. genes to the Company for evaluation purposes only. Parent and the Company are under no obligation to enter into a license agreement for commercial terms.

     Financial Arrangements between the Company and Parent.

     As a result of Parent's approximate 54.5% ownership interest in the Company, the Company and Parent have a number of intercompany financial, operating and other arrangements and have engaged in certain intercompany transactions believed to be mutually beneficial. These arrangements include the following:

     Calgene Credit Facility Agreement. On March 31, 1996, Parent and the Company entered into the Calgene Credit Facility Agreement pursuant to which Parent shall, during the Commitment Period (as hereinafter defined), and subject to the terms and conditions contained therein, make, at the request of the Company, three consecutive one-year loans of up to $15 million each (each a "Calgene Loan" and together the "Calgene Loans"), collectively totalling not more than $45,000,000. At no time shall the outstanding principal of all Calgene Loans exceed $15 million. Prior to the occurrence of an Event of Default (as defined in the Calgene Credit Facility Agreement), the Company may borrow, repay and reborrow under each Calgene Loan, each such borrowing or reborrowing being an "Advance". The "Commitment Period" began on March 31, 1996 and ends on the earlier of September 30, 1998, or such earlier time that Parent terminates its obligations to make further Advances under the Calgene Credit Facility Agreement. The Calgene Loans made pursuant to the Calgene Credit Facility Agreement are to be secured by the joint and several guaranty of the subsidiaries of the Company.

     Prior to the occurrence of an Event of Default, the Calgene Loans bear interest at the per annum rate equal to 2.00% above Citibank's published prime rate (the "Calgene Base Rate"), and following an Event of Default at the per annum rate equal to 3.00% above the Calgene Base Rate. During the continuance of an Event of Default, the Company shall have no right to obtain any new Advances under this Agreement. The

Calgene Loans may be prepaid in whole or in part at any time after giving at least three days prior written notice to Parent.

     In lieu of repayment of outstanding principal and accrued interest on each Calgene Loan, the Company, subject to Parent's right to require the Company to sell Shares and pay cash, as provided below, may elect to convert all or any portion of the principal and accrued interest due under the applicable Calgene Loan (the "Conversion Amount") into Shares at the average of the closing market price for such Shares during the thirty trading days immediately preceding the applicable maturity date for such Calgene Loan.

     Parent may, in its sole discretion and within five business days after its receipt of notice from the Company that the Company intends to exercise the Company's rights to convert the Conversion Amount, give written notice to the Company stating that (i) all or any part of the Conversion Amount shall be payable in cash (the "Alternative Conversion Amount"), (ii) the Company shall, at its expense, sell publicly such number of Shares as Parent would have received if the Alternative Conversion Amount had been converted as described above and (iii) the net proceeds of such sale shall be paid by the Company to Parent in full payment and satisfaction of such Alternative Conversion Amount.

     Upon any such conversion, the Conversion Amount shall first be applied to reduce the accrued interest due on the applicable Calgene Loan as of the applicable maturity date, and any remaining portion of the Conversion Amount shall be applied to reduce the principal due on such Calgene Loan. In any event, on each annual Maturity Date (as defined in the Calgene Credit Facility Agreement), all outstanding principal and accrued interest not converted by the Company into Shares shall be repaid in full to Parent.

     Upon the occurrence and during the continuation of an Event of Default, for a period of thirty days from the occurrence of the Event of Default, the Company, subject to Parent's right to require the Company to sell Shares and pay cash, as described above, may similarly elect to convert all or any portion of the principal and accrued interest under any outstanding Calgene Loan into Shares. If the Company does not elect to exercise its conversion rights upon such an Event of Default, Parent may, in addition to its other remedies, elect to convert all or a portion of the remaining principal and accrued interest under such Calgene Loan into Shares at the average of the closing market prices for such Shares during the thirty days preceding such Event of Default. In no event, however, shall Parent elect to convert principal and accrued interest into more than 3,000,000 Shares (as such number is adjusted for stock dividends, stock splits and similar events affecting holders of the Shares).

     The obligation of Parent to provide Advances is subject to the fulfillment of certain conditions, including, among others: (i) the continued accuracy of all representations and warranties made by the Company and its subsidiaries;
(ii) the compliance with all covenants contained in the Calgene Credit Facility Agreement; (iii) no event shall have occurred which would constitute an Event of Default or Potential Event of Default (as defined in the Calgene Credit Facility Agreement); or (iv) there shall not have occurred any circumstance which could reasonably be expected to have a material adverse effect on (A) the business, assets, operations or financial condition of the Company and its subsidiaries, taken as a whole, or (B) the ability of the Company and its subsidiaries to perform their obligations under the Calgene Credit Facility Agreement.

     The covenants contained in the Calgene Credit Facility Agreement require the Company to maintain a minimum consolidated net worth of not less than $10 million and a minimum consolidated working capital of not less than $5 million. The Calgene Credit Facility Agreement also requires that the Company and its subsidiaries meet certain specified financial ratios, including a ratio of total long-term liabilities to net worth and a current ratio. In addition, the Calgene Credit Facility Agreement imposes a number of limitations on the Company with respect to future acquisitions, liens, mergers and the sale of assets, loans and investments, guaranties, capital expenditures, the payment of dividends and the incurrence of indebtedness. The existence of these covenants could limit the Company's ability to finance the growth of its existing operations if cash flows were to decrease substantially or if expenses were to increase substantially. These covenants would also limit the Company's ability to engage in additional acquisitions that would significantly increase the ratio of long-term indebtedness to net worth following such acquisitions. The failure of the Company to satisfy these covenants would cause an Event of Default which could have a material adverse effect on its business and results of operations.

     All of the Calgene Loans shall be subordinated and subject in right of payment to the prior payment in full of a certain senior indebtedness of the Company as more fully described in the Calgene Credit Facility Agreement. No payment on account of principal or interest on the Calgene Loans shall be made if at the time of such payment or immediately after giving the effect thereto:
(i) there shall exist a default in any payment with respect to any such senior indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of amounts due thereon) with respect to any such senior indebtedness.

     As of February 28, 1997, there was no outstanding balance of principal and interest under the Calgene Credit Facility Agreement.

     Gargiulo Credit Facility Agreement. On March 31, 1996, Parent and the Company entered into the Gargiulo Credit Facility Agreement pursuant to which Parent shall, during the Commitment Period (as hereinafter defined), and subject to the terms and conditions contained therein, make available to the Company a revolving credit facility of up to $40 million (the "Gargiulo Loan").

     The Gargiulo Loan has been used to acquire Collier Farms and to support the branded tomato strategy of Gargiulo as determined by the Gargiulo Board of Directors (other than amounts used to finance the acquisition of Collier Farms). Prior to the occurrence of an Event of Default (as defined in the Gargiulo Credit Facility Agreement), Gargiulo may borrow, repay and reborrow, each such borrowing or reborrowing being an "Advance". In order to obtain an Advance from Parent under the Gargiulo Credit Facility Agreement, Gargiulo must provide documentation reasonably acceptable to Parent verifying that Gargiulo has reached certain milestones and achieved certain goals as set forth therein. The maximum amount of each Advance is subject to certain limitations based upon such milestones and goals. The "Commitment Period" began on March 31, 1996 and ends on the earlier of the fourth anniversary or such earlier time that Parent terminates its obligations to make further Advances. The Gargiulo Loan is secured by the joint and several guaranty of the subsidiaries of the Company.

     Prior to the occurrence of an Event of Default, the Gargiulo Loan shall bear interest at the per annum rate equal to 2.00% above Citibank's published prime rate (the "Gargiulo Base Rate"), and following an Event of Default at the per annum rate equal to 3.00% above the Gargiulo Base Rate. During the continuance of an Event of Default, the Company shall have no right to obtain any new Advances. The Gargiulo Loan may be prepaid in whole or in part at any time after giving at least three days prior written notice to Parent.

     The Gargiulo Loan is payable, unless extended as described below, in one payment on the fourth anniversary of the Effective Time (the "Maturity Date") in an amount equal to the lesser of (i) the Repayment Portion of the Cumulative Free Cash Flow (as defined in the Gargiulo Credit Facility Agreement) of Gargiulo from the Effective Time to the Maturity Date and (ii) the amount of the outstanding principal and accrued interest on the Gargiulo Loan. "Repayment Portion" means the sum of 20% of the first $10 million of Cumulative Free Cash Flow, 50% of the next $10 million and 80% of the remaining balance. In the event that the Repayment Portion is not sufficient to pay all of the then outstanding principal and accrued interest at the Maturity Date, the maturity date with respect to the unpaid amount of outstanding principal and interest shall be extended to the sixth anniversary of the Effective Time (the "Extended Maturity Date"). In the event the Repayment Portion of the Cumulative Free Cash Flow (less amounts previously paid) is not sufficient to pay the then outstanding principal and accrued interest at the Extended Maturity Date, the Company shall pay Parent such lesser amount and Parent, at its sole option, may do any one or combination of the following: (i) convert all or any portion of the then outstanding principal and accrued interest into Shares at the average of the closing market prices for such Shares during the thirty trading days immediately preceding the date of such conversion, (ii) further extend the Final Maturity Date (as defined in the Gargiulo Credit Facility Agreement) upon the same terms as are contained in the Gargiulo Credit Facility Agreement, or (iii) as to any unpaid amount which is not converted under clause (i) or for which payment is not extended pursuant to clause (ii), cause the Company to sell publicly that number of Shares as Parent would have received if such amount has been converted under clause (i) above with the net proceeds of such sale being delivered to Parent in full payment and satisfaction of such amount.

     Upon the occurrence and during the continuation of an Event of Default, Parent may, in addition to its other remedies, similarly elect to convert all or any portion of the principal and accrued interest under the

Gargiulo Loan (the "Gargiulo Conversion Amount") into Shares at the average of the closing market prices for such Shares during the thirty days preceding such Event of Default. In no event, however, shall Parent elect to convert principal and accrued interest into more than 8,000,000 Shares (as such number is adjusted for stock dividends, stock splits and similar events affecting holders of the Shares). Upon any such conversion, the Gargiulo Conversion Amount shall first be applied to reduce the accrued interest due on the Gargiulo Loan, and any remaining portion of the Gargiulo Conversion Amount shall be applied to reduce the principal due on such Gargiulo Loan.

     The obligation of Parent to provide Advances is subject to the fulfillment of certain conditions, including, among others: (i) the continued accuracy of all representations and warranties made by the Company and its subsidiaries;
(ii) the compliance with all covenants contained in the Gargiulo Credit Facility Agreement; (iii) no event shall have occurred which would constitute an Event of Default or Potential Event of Default (as defined in the Gargiulo Credit Facility Agreement); or (iv) there shall not have occurred any circumstance which could reasonably be expected to have a material adverse effect on (A) the business, assets, operations or financial condition of the Company and its subsidiaries, taken as a whole or (B) the ability of the Company and its subsidiaries to perform their obligations under the Gargiulo Credit Facility Agreement.

     The covenants contained in the Gargiulo Credit Facility Agreement require the Company to maintain a minimum consolidated net worth of not less than $10 million and a minimum consolidated working capital of not less than $5 million. The Gargiulo Credit Facility Agreement also requires that the Company and its subsidiaries meet certain specified financial ratios, including a ratio of total long-term liabilities to net worth and a current ratio. In addition, the Gargiulo Credit Facility Agreement imposes a number of limitations on the Company and each of its subsidiaries with respect to future acquisitions, liens, mergers and the sale of assets, loans and investments, guaranties, capital expenditures, the payment of dividends and the incurrence of indebtedness. The existence of these covenants could limit the Company's ability to finance the growth of its existing operations if cash flows were to decrease substantially or if expenses were to increase substantially. These covenants would also limit the Company's ability to engage in additional acquisitions that would significantly increase the ratio of long-term indebtedness to net worth following such acquisitions. The failure of the Company to satisfy these covenants would cause an Event of Default which could have a material adverse effect on its business and results of operations.

     The Gargiulo Loan is to be subordinated and subject in right of payment to the prior payment in full of certain senior indebtedness of the Company as more fully described in the Gargiulo Credit Facility Agreement. No payment on account of principal or interest on the Gargiulo Loan shall be made if at the time of such payment or immediately after giving the effect thereto, (i) there shall exist a default in any payment with respect to any such senior indebtedness or
(ii) there shall have occurred an event of default (other than a default in the payment of amounts due thereon) with respect to any such senior indebtedness.

     As of February 28, 1997, the outstanding balance of principal and interest under the Gargiulo Credit Facility Agreement was $27.1 million.

     Subordination Agreement. In February 1997, Parent and the Company entered into a subordination agreement (the "Subordination Agreement") pursuant to which Parent's claims against the Company, including claims under the Calgene Credit Facility Agreement and the Gargiulo Credit Facility Agreement, but not including certain trade receivables (such claims, the "Covered Claims") were subordinated to the claims of Bank of America National Trust and Savings Association, a national banking association ("Bank of America") under a business loan agreement between the Company and Bank of America, entered into in February 1997 (the "Business Loan"). Also pursuant to the Subordination Agreement, Parent agreed not to take certain actions with respect to the collection, enforcement or transfer of the Covered Claims without 45 days prior written notice to Bank of America (except with respect to regularly scheduled payments of principal and interest then due and owing under the Calgene Credit Facility Agreement or the Gargiulo Credit Facility Agreement) or at any time there exists a default in payment under the Business Loan; provided, however, that Parent shall in any case maintain its rights to convert into Shares the indebtedness under the Calgene Credit Facility Agreement and the Gargiulo Credit Facility Agreement. The Subordination Agreement also provides that, in case of any (a) assignment for the benefit of creditors of the Company,
(b) proceeding under the Bankruptcy Code, (c) appointment of a receiver for the Company's business or assets or (d) dissolution or winding up of the Company's affairs, the Company will pay principal and interest to Bank of America under the Business Loan in full prior to any making any payment to Parent of principal and interest under a Covered Claim, as well as other matters, as more fully described in the Subordination Agreement.

  Technology Agreements between Parent and the Company.

     License Agreements. As part of the transaction consummated in connection with the Reorganization Agreement in March 1996, Parent contributed certain technology licenses to the Company pursuant to various license agreements and letter agreements. The technologies underlying the License Agreements are summarized below.

          ACC Synthase and ACC Deaminase. ACC is a precursor of ethylene, a plant growth regulator that induces ripening in certain fruits. By reducing the amount of ACC available for conversion into ethylene, the ripening process can be delayed. Control of the ripening process may enable the Company to improve the efficiency of its tomato production operations. The Company has been granted non-exclusive, perpetual, royalty-free rights to the ACC synthase and ACC deaminase genes for use in certain produce crops and shall be able to practice under Parent's ACC Synthase license from the USDA.

          Fruit-specific Promoters. Promoters control the expression of genes in each plant cell. In order for certain genes to function in a beneficial manner, expression of these genes must be restricted to certain parts of the plant. Fruit-specific promoters provide a means of limiting gene expression to the fruit. For example, these promoters may be useful in regulating carbohydrate metabolism (e.g., sugar content) in ripening fruits such as tomatoes and strawberries. The Company has been granted non-exclusive, perpetual, royalty-free rights to certain fruit-specific promoters for use in certain produce crops.

          Virus Resistance Genes. Virus infection is known to significantly reduce the yields of certain crops, including tomatoes. Parent has developed methods of interfering with viral replication in engineered plants, which slows the rate and degree of infection, and reduces the yield loss resulting from the infection. The Company has been granted non-exclusive, perpetual, royalty-free or royalty-bearing rights to certain aspects of Parent's patent estate related to the engineering of virus resistance into certain produce crops.

          FAD 3 Gene. The FAD 3 gene controls the relative amount of polyunsaturated fatty acids found in plant oils, including canola oil. The Company believes that reducing the expression of the FAD 3 gene in engineered canola plants may result in an oil with reduced linoleic and linolenic acid content. Such an oil would be a superior cooking oil, as well as a superior raw material for the production of margarine and shortening. The Company has been granted exclusive, perpetual, royalty-bearing rights to the FAD 3 gene for use in certain oilseed crops.

          Insect Resistance Gene. Parent has modified genes from a soil microorganism called Bacillus thurengiensis ("B.t.") the encode proteins that are toxic to certain insects. Use of insecticides to control insects is a major cost in the production of tomatoes. The Company has been granted non-exclusive, perpetual, royalty-free rights to Parent's B.t. patent estate for use in certain produce crops.

          ADP Glucose Pyrophosphorylase ("ADP GPP") Gene. The ADP GPP gene is a bacterial gene involved in starch biosynthesis. By expression of this gene in plants, the starch and/or sugar content of plants can be increased. This may improve the flavor or sweetness of produce crops such as tomatoes or strawberries. The Company has been granted non-exclusive, perpetual, royalty-free rights to Parent's patent estate related to ADP GPP for use in certain produce crops. Parent and the Company are parties to an interference at the United States Patent and Trademark Office relating to the ADP GPP gene.

          Oil Modification Technology. Parent has certain patent rights and know-how related to the production of plants with altered oil compositions. By modifying oil composition it may be possible to provide temperate sources of certain tropical oils and the production of novel oil compositions. Parent oil modification genes include sucrose phosphorylase, cytochrome b5 and PEP carboxylase. The Company has been granted non-exclusive, perpetual, royalty-free rights under Parent's patents and know-how for use in certain oilseed crops.

     Insect Protected Cotton Direct Grower Licensing Agreement. The Company has entered into an agreement with Parent under which the Company will participate in the direct licensing of Parent's B.t. technology to cotton growers. Parent granted to the Company a non-exclusive license in the U.S. to make and sell transgenic cotton seed containing Parent's B.t. technology to cotton farmers licensed to use such seed by Parent. In return for providing such seed to farmers licensed by Parent, Parent provides a seed services fee to the Company which represents a specified portion of the license fee obtained from the cotton grower. The material terms of the license fee to the Company's agreement shall be modified to reflect any more favorable terms that may be granted to any other cotton seed company that may participate in the direct licensing program.

     Parent intends to enter into license agreements directly with cotton growers. Under the terms of these agreements, cotton growers would obtain a one-time right to purchase a specified number of units of cottonseed containing Parent's B.t. gene in return for the payment of a license fee. Parent has agreed to pay to the Company a specified percentage of the net license fees received from licensed growers who subsequently purchase the Company's cottonseed products containing Parent's B.t. gene. The material terms of the Company's agreement shall be modified to reflect any more favorable terms that may be granted to any other cottonseed company that may participate in the direct licensing program.

     Oilseed Development Agreement. In May 1996, the Company and Parent executed a broad strategic cross-licensing agreement encompassing the two companies' oilseed research programs. Under the agreement, the Company received a royalty free license to current and future Parent agronomic technology for use in combination with the Company's proprietary oils modification genes for use in developing specialty canola oil product. Parent received a royalty bearing license to the Company technology to develop agronomically superior corn, soybean, canola and sunflower crops. In addition, Parent paid $7 million to the Company and will pay royalties based on sales of insect resistant corn, soybean, canola and sunflower seed with increased oil content and modified meal composition utilizing the Company technology. Also as part of the agreement, Parent paid the Company $10 million in cash to help fund oilseed research and development. In exchange, Parent will receive a portion of the future profits from the Company's specialty oils business.

     Kelco Agreement. In January 1997, the Company and The Nutra Sweet Kelco Company ("Kelco") entered into an agreement to collaborate on the development of two specialty vegetable oil products. Kelco is a wholly owned subsidiary of Parent. As part of the agreement, Kelco purchased from the Company a non-exclusive license to certain Company technology for use in research purposes, an option to expand the research license to include commercialization rights and certain product distribution rights.

11. DIVIDENDS AND DISTRIBUTIONS

     If, on or after March 31, 1997, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under "THE OFFER -- Certain Conditions of the Offer", (i) the Offer Price per Share payable by Purchaser pursuant to the Offer will be reduced (subject to the Merger Agreement) to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

12. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ QUOTATION AND EXCHANGE ACT REGISTRATION

     The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, will reduce the number of holders of Shares and could thereby adversely affect the liquidity and market value of the remaining publicly held Shares.

     NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in NASDAQ. According to NASDAQ's published guidelines, the Shares would not be eligible to be included for listing if, among other things, the number of publicly held Shares falls below 500,000, the number of holders of Shares falls below 400 or the aggregate market value of such publicly held Shares falls below $3,000,000. If these standards are not met, the Shares might continue to be listed on The Nasdaq SmallCap Market, Inc., but if the number of holders of the Shares falls below 300, or if the number of publicly held Shares falls below 100,000, or if the aggregate market value of such publicly held Shares falls below $200,000 or there are not at least two registered and active market makers (one of which may be a market maker entering a stabilizing bid), NASDAQ rules provide that the securities would no longer qualify for inclusion in NASDAQ and NASDAQ would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company or by a beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for purposes of these standards. In the event the Shares are no longer eligible for NASDAQ quotation, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

     Purchaser has been advised by the Company that as of April 2, 1997, there were approximately 2,935 holders of record of the Shares. The Company has advised Purchaser that it believes that the number of beneficial owners of the Shares as of April 2, 1997 is in excess of 31,000.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors similar to those described above regarding the continued listing, public trading and market quotations of the Shares, it is possible that, following the purchase of the Shares pursuant to the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for Purpose Loans made by brokers.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for NASDAQ reporting. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

13. CERTAIN CONDITIONS OF THE OFFER

     Any other provision of the Offer notwithstanding, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if (i) the Majority-of-the-Minority Condition shall not have been satisfied (or waived with approval of the Special Committee) as of the expiration of the Offer (as it may be extended by Purchaser from time to time), (ii) the Ninety Percent Condition shall not have been satisfied or waived as of the expiration of the Offer (as it may be extended by Purchaser from time to time, but subject to certain waiver requirements), or (iii) at any time on or after March 31, 1997 and prior to the acceptance for payment of Shares, any of the following conditions exist:

          (a) there shall have occurred and be remaining in effect (i) any general suspension of trading in, or limitation on prices for, securities on NASDAQ (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation imposed by any government, governmental agency or authority on the extension of credit by banks or other lending institutions in the United States, or (iv) the commencement of a war or armed hostilities or other international calamity directly or indirectly involving the United States; or

          (b) an order shall have been entered or an injunction shall have been issued and remain in effect (i) restraining or prohibiting the making or consummation of the Offer or the Merger, (ii) making the purchase of, or payment for, some or all of the Shares illegal or (iii) imposing limitations on the ability of Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser on all matters properly presented to the stockholders of the Company; or

          (c) any statute, rule, regulation or referendum shall be enacted, enforced, promulgated or deemed applicable to (i) Parent or any of its affiliates or subsidiaries or the Company or any of its subsidiaries or
     (ii) the Offer or the Merger, which could reasonably be expected, directly or indirectly, to result in any of the consequences referred to in clauses
     (i) through (iii) of paragraph (b) above; or

          (d) the Merger Agreement shall have been terminated in accordance with its terms or Parent and the Company shall have agreed that Parent shall amend or terminate the Offer or postpone the payment for Shares pursuant thereto; or

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality or Material Adverse Effect (as defined therein) on the Company shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect; or

          (f) the Company shall have failed to perform or comply with in any material respect any of the agreements or covenants of the Company to be performed or complied with by it under the Merger Agreement; or

          (g) all of the Series A Preferred Shares shall not have been redeemed;

which in the reasonable judgment of Parent with respect to each and every matter referred to above and regardless of the circumstance (including any action or inaction by Parent) giving rise to any such condition, makes it inadvisable to proceed with the Offer, the acceptance for payment or payment for the Shares in the Offer, or the Merger.

     The foregoing conditions are for the benefit of Purchaser and Parent only and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition. Each of the foregoing conditions may be waived by Purchaser in whole or in part at any time from time to time, other than the Majority-of-the-Minority Condition, which may not be waived without the consent of the Special Committee. Purchaser has agreed to waive the Ninety Percent Condition under certain circumstances. See "SPECIAL FACTORS -- The Merger Agreement". The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14. CERTAIN LEGAL MATTERS

     General. Except as described in this section, based on its review of publicly available filings of the Company with the SEC and other publicly available information regarding the Company, Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares (and/or the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by or with any domestic, foreign, or international government authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares (and/or the indirect acquisition of the stock of the Company's subsidiaries) by Purchaser. Should any such approval or other action be required, Purchaser currently contemplates that such approval or other action will be sought, except as described below under "State Takeover Laws". While, except as otherwise expressly described in this section, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be divested of if such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to decline to accept for payment or pay for any Shares tendered. Purchaser's obligations to accept for payment or pay for the Shares tendered pursuant to the Offer is subject to the certain conditions set forth in this Offer, including the conditions set forth above in this paragraph and with respect to litigation and governmental action as contemplated herein. See "THE OFFER -- Certain Conditions of the Offer".

     Federal Regulatory Approval. No federal regulatory approval is required for Purchaser to complete the Offer and consummate the Merger.

     State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Parent became an interested stockholder in 1995 (in connection with the Reorganization Agreement) in a transaction approved by the Company Board. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     Purchaser has not currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. See "THE OFFER -- Certain Conditions of the Offer".

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions (including certain transactions involving the proposed acquisition of in excess of 15%, 25% and 50% of the equity interest of a target corporation) may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied (the "HSR Requirements"). Because Parent complied with the applicable HSR Requirements in connection with its acquisition of in excess of 50% of the outstanding equity of the Company, the HSR Requirements are inapplicable to the acquisition of Shares in the Offer and to the Merger.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that neither the Offer nor the Merger will violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See "THE
OFFER -- Certain Conditions of the Offer".

     Litigation. Shortly after the January 28, 1997 public announcement by Parent that it proposed to acquire those Shares of the Company that it did not already own, several putative class actions were filed in the Delaware Court of Chancery challenging the fairness of the proposed transaction to the minority stockholders: Obstfeld v. Salquist, et al. (Civ. Act. No. 15487 NC), Siegel v. Calgene, Inc., et al. (Civ. Act. No. 15490 NC), Susser v. Kunimoto et al. (Civ. Act. No. 15489 NC), Elstein v. Monsanto Company, et al., (Civ. Act. No. 15488
NC), Lewis v. Monsanto Company, et al. (Civ. Act. No. 15511 NC), Glickberg v. Monsanto Company, et al. (Civ. Act. No. 15499 NC), Manson v. Fortune, et al. (Civ. Act. No. 15491 NC), and Settle v. Monsanto Company, et al. (Civ. Act. No. 15493 NC). These actions have been consolidated for all purposes under the caption In re Calgene, Inc. Shareholders Litigation,(Consolidated Civ. Act. No. 15487-NC) (the "Consolidated Action"). In substance, the complaints allege that because of Parent's ownership of approximately 54.5% of the company and control of its Board of Directors, no independent group of Company directors exists and no independent advisor can be chosen to consider properly Parent's acquisition proposal. The plaintiffs also claim that the defendants -- Parent, the Company, and several individuals serving as directors of one or more of those companies -- breached their fiduciary duties to the public stockholders of the Company by failing to take adequate steps to determine the fair value of the Shares or to condition the Offer on acceptance by holders of a majority of the Non-Affiliated Shares. The relief sought by the plaintiffs includes an injunction against the acquisition of Shares by Parent; a declaration that each of the defendants have breached their fiduciary duties; compensatory and/or rescissory damages plus costs, disbursements and attorneys' and experts' fees in unspecified amounts.

     Following commencement of the Consolidated Action, plaintiffs' counsel retained a financial expert, obtained relevant documents from the Special Committee and engaged in discussions with counsel for the Special Committee and counsel for Parent with regard to resolution of the Consolidated Action.

     On March 31, 1997, the parties to the Consolidated Action entered into a memorandum of understanding reflecting their agreement in principle to settle the Consolidated Action. To resolve the Consolidated Action, Parent will seek to acquire the Company pursuant to the Offer and the Merger at the Offer Price of $8.00 per Share. The consummation of the settlement is subject to a number of conditions, including the completion by plaintiffs of any additional necessary discovery satisfactory to plaintiffs, the drafting and execution of a definitive stipulation of settlement, consummation of the Offer and the Merger and final court approval of the settlement and dismissal of the Consolidated Action with prejudice. If such conditions are met, plaintiffs' counsel intend to apply for court awarded attorneys' fees and disbursements to be paid by Parent in an amount not to exceed $795,000. Defendants will not oppose such application.

15. FEES AND EXPENSES

     Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     Goldman Sachs is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services in connection with the acquisition of the Non-Affiliated Shares. Parent has agreed to compensate Goldman Sachs for its financial advisory services and to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including those incurred in connection with Goldman Sachs's activities as Dealer Manager and including the fees and disbursements of its legal counsel, and to indemnify Goldman Sachs against certain liabilities and expenses in connection with its financial advisory services and its activities as Dealer Manager, including certain liabilities under the federal securities laws. Goldman Sachs has agreed to act as Dealer Manager without additional compensation, except as set forth in the preceding sentence.

     Purchaser and Parent have retained Georgeson & Company Inc. to be the Information Agent and The First National Bank of Boston to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

     As compensation for acting as Information Agent in connection with the Offer, Georgeson & Company Inc. will be paid a fee of $15,000 and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

     The following is an estimate of expenses to be incurred in connection with the Offer and the Merger:

        EXPENSES TO BE PAID BY PURCHASER AND ITS AFFILIATES:
          Financial Advisor/Dealer Manager...............................  $1,720,000
          Legal Fees.....................................................     750,000
          Printing and Mailing...........................................     150,000
          Advertising....................................................      70,000
          Filing Fees....................................................      49,000
          Depositary Fees................................................      40,000
          Information Agent Fees.........................................      17,500
          Miscellaneous..................................................      25,000
                                                                           ----------
                  Total..................................................  $2,821,500
                                                                           ==========
        EXPENSES TO BE PAID BY THE COMPANY:
          Financial Advisor to Special Committee.........................  $2,100,000
          Legal Fees.....................................................     500,000
          Printing and Mailing...........................................      50,000
          Miscellaneous..................................................      25,000
                                                                           ----------
                  Total..................................................  $2,675,000
                                                                           ==========

16. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Purchaser may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Goldman Sachs or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

     Parent and Purchaser have filed with the SEC a Tender Offer Statement on
Schedule 14D-1, together with the SEC exhibits, pursuant to Rule 14d-3 under the Exchange Act, and Parent, Purchaser and the Company have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Company Board and the Special Committee with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the SEC in the manner set forth under "THE OFFER -- Certain Information Concerning the Company" (except that they will not be available at the regional offices of the SEC).

                                          MONSANTO ACQUISITION COMPANY, INC.
April 7, 1997

                                   SCHEDULE I

                      DIRECTORS AND THE EXECUTIVE OFFICERS
                            OF PURCHASER AND PARENT

     DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name and business address of any corporation or other organization in which such employment is conducted or was conducted of each directors and executive officer of Parent. Except as otherwise indicated, each of Parent's directors and officers is a citizen of the United States. The business address of each executive officer of Parent is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, unless otherwise set forth below. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Parent. Directors are indicated with an asterisk.

NAME, AGE, ADDRESS AND YEAR
FIRST APPOINTED OR ELECTED       PRESENT POSITION                OTHER BUSINESS EXPERIENCE
-------------------------------  ------------------------------  --------------------------------------
*Joan T. Bok, 67...............  Chairman of the Board, New      Chairman, New England Electric System,
  One International Place,       England Electric System since   1984-93; Chairman & CEO, New England
  Suite 2115                     1994.                           Electric System, 1988-89; Vice
  Boston, MA 02110                                               Chairman, New England Electric System,
  First became director: 1987                                    1979-84; Vice President, New England
                                                                 Electric System, 1977-79. Director:
                                                                 Avery Dennison Corporation; John
                                                                 Hancock Mutual Life Insurance Company;
                                                                 New England Electric System and its
                                                                 subsidiaries Massachusetts Electric
                                                                 Company, The Narragansett Electric
                                                                 Company, and New England Power
                                                                 Company. Trustee: National
                                                                 Osteoporosis Foundation; Woods Hole
                                                                 Oceanographic Institution; Worcester
                                                                 Foundation for Biomedical Research.

Richard U. De Schutter, 56.....  Chairman, Chief Executive       Chairman, International Operations,
  5200 Old Orchard Road          Officer and President, G.D.     G.D. Searle & Co., 1989; President,
  Skokie, IL 60077               Searle & Co. (a subsidiary of   G.D. Searle & Co., 1991; President and
  First appointed: 1995          Monsanto; Advisory Director,    Chief Operating Officer, G.D. Searle &
                                 Monsanto Company since 1995.    Co., 1993.

Steven L. Engelberg, 54........  Senior Vice President Monsanto  Partner, Keck, Mahin & Cate, 1986;
  700 14th Street, N.W.,         Company since 1996.             Partner-in-Charge, Keck, Mahin & Cate,
  Suite 1100                                                     Washington, D.C. office, 1986; Chief
  Washington, D.C. 20005                                         of Staff of Officer of the United
  First appointed: 1995                                          States Trade Representative (on leave
                                                                 from Keck, Mahin & Cate until May
                                                                 1993), 1993; Vice President, Worldwide
                                                                 Government Affairs, Monsanto Company,
                                                                 1994.

*Robert M. Heyssel, 68.........  Consultant; President           President and Chief Executive Officer,
  R.D. 5, 4 Canal Lane           Emeritus, The Johns Hopkins     The Johns Hopkins Health System and
  Secford, DE 19973.             Health System since 1992.       The Johns Hopkins Hospital, 1972-92.
  First became director: 1988                                    Professor, The Johns Hopkins Schools
                                                                 of Medicine and Public Health since
                                                                 1971 and 1972, respectively. Director:
                                                                 Signet Banking Corporation.

Michael R. Hogan, 43...........  Vice President and Controller,  Executive Vice President, General
  First appointed: 1996          Monsanto Company since 1996.    American Life Insurance Company,
                                                                 1986-95.

NAME, AGE, ADDRESS AND YEAR
FIRST APPOINTED OR ELECTED       PRESENT POSITION                OTHER BUSINESS EXPERIENCE
-------------------------------  ------------------------------  --------------------------------------

Pierre Hochuli, 49.............  Vice President, Monsanto        Regional Director,
  Avenue de Tetusen 270-272      Company; President, Growth      Europe/Africa/Middle, Monsanto Europe,
  1150 Brussels, Belgium         Enterprises Business Unit;      S.A., 1985; Vice President, Finance
  First appointed: 1995          Chairman, Monsanto Europe-      and Planning, The Agricultural Group,
  Citizenship: Switzerland       Africa since 1996.              1991; Vice President and General
                                                                 Manager, New Products Division, The
                                                                 Agricultural Group, 1992; Group Vice
                                                                 President and General Manager, New
                                                                 Products Division, The Agricultural
                                                                 Group, 1993; Vice President, Corporate
                                                                 Planning, Monsanto Company, 1993; Vice
                                                                 President, Monsanto Company;
                                                                 President, Growth Enterprises, 1995.

Robert B. Hoffman, 60..........  Senior Vice President and       Vice President, FMC Corporation, 1990.
  First appointed: 1994          Chief Financial Officer;
                                 Advisory Director, Monsanto
                                 Company since 1994.

John C. Hunter III, 50.........  President, Fibers Business      Vice President and General Manager,
  First appointed: 1997          Unit, Monsanto Company since    Asia- Pacific Monsanto Chemical
                                 1995.                           Company, 1989; Vice President and
                                                                 General Manager, Fibers Division and
                                                                 Asia-Pacific, The Chemical Group,
                                                                 1993.

R. William Ide, III, 56........  Senior Vice President, General  Partner, Long, Aldridge & Norman 1993-
  First appointed: 1996          Counsel and Secretary,          96; Partner Kutak & Rock 1989-93;
                                 Monsanto Company since 1996.    President, American Bar Association
                                                                 1993-94.

Madonna A. Kindl, 39...........  Vice President, Human           Director, Human Resources Planning and
  First appointed: 1996          Resources, Monsanto Company.    Development, Clorox Corporation,
                                                                 1990-93; Director of Human Resources,
                                                                 Staff of the Vice Chairman, Monsanto
                                                                 Company, 1993-95; Director, Human
                                                                 Resources, Crop Protection Business
                                                                 Unit, Monsanto Company, 1995-96.

*Gwendolyn S. King, 56.........  Senior Vice President,          Commissioner, Social Security
  2301 Market St.                Corporate and Public Affairs,   Administration, 1989-92. Director:
  Philadelphia, PA 19103         Peco Energy Company (formerly   Adwin Equipment Co., Adwin Realty Co.;
  First became director: 1993    Philadelphia Electric Company)  Eastern Pennsylvania Development
                                 since 1992.                     Corp., Lockheed Martin Corp.

*Philip Leder, 62..............  Chairman and Professor,         John Emory Andrus Professor of
  200 Longwood Ave.              Department of Genetics,         Genetics since 1980. Senior
  Boston, MA 02115               Harvard Medical School since    Investigator, Howard Hughes Medical
  First became director: 1990    1980.                           Institute since 1986. Director: Genome
                                                                 Therapeutics Corporation. Trustee: The
                                                                 General Hospital Corporation; The
                                                                 Hadassah Medical Organization;
                                                                 Massachusetts General Hospital; The
                                                                 Charles A. Revson Foundation; The
                                                                 Rockefeller University.

*Howard M. Love, 66............  Retired Chief Executive         Honorary Chairman, National Steel
  500 Grant Street, Suite 2715   Officer, National Intergroup,   Corporation, formerly a subsidiary of
  Pittsburgh, PA 15219           Inc., 1981-91.                  National Intergroup, Inc., since 1990;
  First became director: 1977                                    Chairman and Chief Executive Officer,
                                                                 1984-90. Director: AEA Investors;
                                                                 COMSAT Corp. Member: The Business
                                                                 Council.

NAME, AGE, ADDRESS AND YEAR
FIRST APPOINTED OR ELECTED       PRESENT POSITION                OTHER BUSINESS EXPERIENCE
-------------------------------  ------------------------------  --------------------------------------
*Frank A. Metz, Jr., 63........  Retired Senior Vice President,  Director, International Business
  P.O. Box 20                    Finance and Planning, and       Machines Corporation, 1991-93.
  Sloatsburg, NY 10974           Chief Financial Officer,        Director: Allegheny Power System,
  First became director: 1990    International Business          Inc.; Norrell Corporation.
                                 Machines Corporation, 1986-93.

Philip Needleman, 58...........  Senior Vice President,          Vice President, Research and
  First appointed: 1991          Research and Development and    Development, Monsanto Company, 1989;
                                 Chief Scientist; Advisory       Vice President, Research and
                                 Director, Monsanto Company;     Development and Advisory Director,
                                 President, Research and         Monsanto Company, 1991; Vice
                                 Development, G.D. Searle & Co.  President, Research and Development
                                 since 1993.                     and Advisory Director, Monsanto
                                                                 Company; President, Research and
                                                                 Development, G.D. Searle & Co., 1992.

*Jacobus F.M. Peters, 65.......  Retired Chairman of the         Director: Kleinwort Endowment Policy
  Dennesloau 15                  Executive Board and Chief       Trust Plc. Member of Supervisory
  2244 AK Wassenaor              Executive Officer, AEGON N.V.,  Board: AEGON N.V.; Amsterdam Company
  The Netherlands                1984-93.                        for Town Restoration Ltd.; DAF Trucks
  First became director: 1993                                    N.V.; IBM International Centre for
  Citizenship: The Netherlands                                   Asset Management N.V.; Koninklijke
                                                                 Pakhoed Holding N.V.; Randstad Holding
                                                                 N.V.; SAMAS Group N.V.; United Flower
                                                                 Auctions Aalsmeer.

Robert G. Potter, 57...........  Executive Vice President and    Executive Vice President and Advisory
  First appointed: 1981          Advisory Director, Monsanto     Director, Monsanto Company; President,
                                 Company since 1995.             The Chemical Group, 1990.

*Nicholas L. Reding, 62........  Vice Chairman of the Board,     Executive Vice President, Environment,
  First became director: 1993    Monsanto Company since 1993.    Safety, Health and Manufacturing,
                                                                 1990-93, and Advisory Director,
                                                                 Monsanto Company, 1986-92. Director:
                                                                 CPI Corp.; Meredith Corporation;
                                                                 Multifoods Corporation; The Keystone
                                                                 Center.

*John S. Reed, 58..............  Chairman and Chief Executive    Director: Citicorp; Citibank, N.A.;
  153 East 53rd Street           Officer, Citicorp and           Philip Morris Companies, Inc. Trustee:
  New York, NY 10022             Citibank, N.A. since 1984.      Rand Corporation. Member: The Business
  First became director: 1985                                    Council; The Business Roundtable.

Robert W. Reynolds, 53.........  Vice President, International   Vice President and General Manager,
  First appointed: 1994          Operations and Development,     Crop Protection Products Division,
                                 Monsanto Company since 1994.    Monsanto Agricultural Company, 1990;
                                                                 Vice President and Managing Director,
                                                                 Latin America World Area, Monsanto
                                                                 Company, 1991.

*John E. Robson, 66............  Senior Advisor, Robertson,      Distinguished Faculty Fellow, Yale
  555 California Street          Stephens & Company since 1993.  University School of Management, and
  San Francisco, CA 94104                                        Visiting Fellow, The Heritage
  First became director: 1996                                    Foundation, 1993; Deputy Secretary of
                                                                 the U.S. Department of the Treasury,
                                                                 1989-92; Dean, Emory University
                                                                 Business School, 1986-89; President
                                                                 and Chief Executive Officer, G.D.
                                                                 Searle & Co., 1985-86; Executive Vice
                                                                 President, G.D. Searle & Co., 1978-85.
                                                                 Director: Northrop Grumman Corp.;
                                                                 Calgene, Inc.; Security Capital
                                                                 Industrial Trust (REIT).

NAME, AGE, ADDRESS AND YEAR
FIRST APPOINTED OR ELECTED       PRESENT POSITION                OTHER BUSINESS EXPERIENCE
-------------------------------  ------------------------------  --------------------------------------

*William D. Ruckelshaus, 64....  Chairman, Browning-Ferris       Chief Executive Officer,
  1000 Second Avenue,            Industries, Inc. since 1995;    Browning-Ferris Industries, Inc.,
  Suite 3700                     Principal, Madrona Investment   1988-95. Of Counsel, Perkins Coie
  Seattle, WA 98104              Group, LLC since 1996.          since 1985. Administrator,
  First became director: 1985                                    Environmental Protection Agency,
                                                                 1983-85. Director: Browning-Ferris
                                                                 Industries, Inc.; Cummins Engine Co.,
                                                                 Inc.; Gargoyles, Inc.; Nordstrom,
                                                                 Inc.; Weyerhaeuser Company.

*Robert B. Shapiro, 58.........  Chairman, President and Chief   President and Chief Operating Officer,
  First became director: 1993    Executive Officer, Monsanto     Monsanto Company, 1993-95; Executive
                                 Company since 1995.             Vice President and Advisory Director,
                                                                 Monsanto Company, and President, The
                                                                 Agricultural Group of Monsanto
                                                                 Company, 1990-93. Director: Citicorp;
                                                                 Silicon Graphics, Inc.; Barnes-Jewish
                                                                 Hospital. Trustee: Washington
                                                                 University; Missouri Botanical Garden.
                                                                 Member: The Business Council; The
                                                                 Business Roundtable.

*John B. Slaughter, 62.........  President, Occidental College   Director, National Science Foundation,
  1600 Campus Rd.                since 1988.                     1980-82. Director: Atlantic Richfield
  Los Angeles, CA 90041                                          Company; Avery Dennison Corporation;
  First became director: 1983                                    International Business Machines
                                                                 Corporation; Northrop Grumman Corp.
                                                                 Member: American Academy of Arts and
                                                                 Sciences; National Academy of
                                                                 Engineering. Fellow: American
                                                                 Association for the Advancement of
                                                                 Science; Institute of Electrical and
                                                                 Electronic Engineers.

Hendrik A. Verfaillie, 51......  Executive Vice President and    Vice President and General Manager,
  First appointed: 1993          Advisory Director, Monsanto     Roundup Division, The Agricultural
                                 Company since 1995.             Group, 1990; Vice President and
                                                                 Advisory Director, Monsanto Company;
                                                                 President, The Agricultural Group,
                                                                 1993; Vice President and Advisory
                                                                 Director, Monsanto Company, 1995.

Virginia V. Weldon, 61.........  Senior Vice President, Public   Vice President, Public Policy and
  First appointed: 1990          Policy and Advisory Director,   Advisory Director, Monsanto Company,
                                 Monsanto Company since 1993.    1990.

     DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The directors of Purchaser are Patrick J. Fortune, Robert T. Fraley, Michael R. Hogan and Hendrik A. Verfaillie. Mr. Verfaillie is President of Purchaser and Mr. Hogan is its Secretary and Treasurer. Each director and officer was appointed or elected in March 1997. Each of such persons is an officer of Parent and a director of the Company. Additional information regarding the directors and officers of Purchaser is set forth in Schedule II.

                                  SCHEDULE II

                      DIRECTORS AND THE EXECUTIVE OFFICERS
                                 OF THE COMPANY

     DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY. The following table sets forth the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name and business address of any corporation or other organization in which such employment is conducted or was conducted of each director and executive officer of the Company. Each of the Company's directors and officers is a citizen of the United States. The business address of each executive officer of the Company is 1920 Fifth Street, Davis, California 95616, unless otherwise set forth below. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with the Company. Directors are indicated with an asterisk.

NAME, AGE, ADDRESS AND YEAR
  FIRST APPOINTED/ELECTED         PRESENT POSITION             OTHER BUSINESS EXPERIENCE
----------------------------  ------------------------  ---------------------------------------
Andrew M. Baum, 40..........  Vice President, Calgene,  Mr. Baum joined Calgene as Director of
  1987                        and President of Oils     Operations in 1981, became Vice
                              Division, Calgene, since  President of Operations in 1987, and
                              1987                      became Senior Vice President of
                                                        Operations in 1991. Since November
                                                        1992, Mr. Baum has been the President
                                                        of Calgene's Oils Division. Mr. Baum is
                                                        a founding member and is currently
                                                        Secretary of the U.S. Canola
                                                        Association.

*Patrick J. Fortune, 49.....  Corporate Vice            From 1989 to 1991, Mr. Fortune was
  1996                        President, Information    Senior Vice President and General
                              and Chief Information     Manager of Packaging Corporation of
                              Officer, Monsanto         America. From 1991 to 1994, he served
                              Company since 1995.       as Corporate Vice President,
                                                        Information Management for
                                                        Bristol-Meyers Squibb. From August 1994
                                                        to August 1995, Mr. Fortune was
                                                        President and Chief Operating Officer
                                                        of Coram-Healthcare Corporation, whose
                                                        business is home infusion therapy for
                                                        cancer and AIDS patients. Mr. Fortune
                                                        is also a member of the Board of
                                                        Directors of Parexel Corporation, a
                                                        clinical research organization, and
                                                        serves on the Board of Visitors of the
                                                        School of Physical Sciences at the
                                                        University of Chicago.

*Robert T. Fraley, 43.......  President Ceregen (a      From 1990 to 1993, Mr. Fraley was Vice
  1996                        business unit of          President, Research and Development,
                              Monsanto Company) since   New Products Division, of the Monsanto
                              1995.                     Agricultural Products Group, and from
                                                        1993 to 1995, was Vice President, New
                                                        Products Division, of the Monsanto
                                                        Agricultural Products Group. Mr. Fraley
                                                        is a director of Dekalb Genetics Corp.,
                                                        an agricultural products company.

NAME, AGE, ADDRESS AND YEAR
  FIRST APPOINTED/ELECTED         PRESENT POSITION             OTHER BUSINESS EXPERIENCE
----------------------------  ------------------------  ---------------------------------------
Jeffrey D. Gargiulo, 45.....  Chief Executive Officer,  Mr. Gargiulo served as Chairman and
  1996                        Gargiulo, Inc.            Chief Executive Officer of Gargiulo
                              (successor to Gargiulo    L.P. from 1981 until 1996.
                              L.P. and wholly owned
                              subsidiary of Calgene)
                              since 1996.

William Higgins, 57.........  Vice President of Human   From February 1982 through March 1988,
  1994                        Resources since 1994.     Mr. Higgins served as Vice President of
                                                        Human Resources for Genentech, Inc.,
                                                        and from April 1988 through December
                                                        1991 he was President of Consultants in
                                                        Managing Change. Prior to joining
                                                        Calgene, Mr. Higgins served as Vice
                                                        President of Human Resources for
                                                        Tenera, L.P. from January 1992 through
                                                        December 1993. Mr. Higgins joined
                                                        Calgene in January 1994 as Human
                                                        Resources Director and was elected to
                                                        his present position in May 1994.

*Michael R. Hogan, 43.......  Corporate Vice President  From 1986 to 1995, Mr. Hogan served as
  1996                        and Corporate             Executive Vice President of General
                              Controller, Monsanto      American Life, during which time he
                              Company since 1996.       also served as President and Director
                                                        of Gencare Health Systems, Inc. (and
                                                        its predecessor) from 1990 until 1994.

Thomas Hughes, 38...........  President, Stoneville     Mr. Hughes joined Stoneville Pedigreed
  1992                        Pedigreed Seed Co. since  Seed Co. in 1988 as Plant Operations
                              1992.                     Manager and became President in 1992.
                                                        Mr. Hughes is Director of the
                                                        Mississippi Seedmen's Association,
                                                        President of the Mississippi Seed
                                                        Improvement Association and is an
                                                        active member of the Delta Council,
                                                        Cotton Foundation (National Cotton
                                                        Council), and the American Seed Trade
                                                        Association.

*Lloyd M. Kunimoto, 43......  President and Acting      From November 1983 to June 1995, Mr.
  1996                        Chief Executive Officer   Kunimoto served in several senior
                              since July 1996.          management positions with Calgene. From
                                                        June 1995 to July 1996, Mr. Kunimoto
                                                        served as Vice President of Strategic
                                                        Planning and Business Development.

Christian Leleu, 43.........  Senior Vice President     Mr. Leleu worked in various positions
  1996                        and Chief Financial       at Monsanto Company, most recently as
                              Officer since 1996.       Director of Business Analysis for Crop
                                                        Protection.

Michael J. Motroni, 41......  Vice President of         Mr. Motroni joined Calgene in August
  1992                        Finance and Secretary     1983 and became Controller in July
                              since May 1992.           1986.

NAME, AGE, ADDRESS AND YEAR
  FIRST APPOINTED/ELECTED         PRESENT POSITION             OTHER BUSINESS EXPERIENCE
----------------------------  ------------------------  ---------------------------------------
*Howard D. Palefsky, 49.....  Chairman, Collagen        Mr. Palefsky served as President and
  2500 Faber Place            Corporation since 1995.   Chief Executive Officer of Collagen
  Palo Alto, CA 94303                                   Corporation, a medical products
  1986                                                  company, from 1978 to 1997, and served
                                                        as President from 1978 to 1995. Mr.
                                                        Palefsky is also a director of Target
                                                        Therapeutics, Inc. and Innovasive
                                                        Devices, Inc., both medical products
                                                        companies.

*John E. Robson, 66.........  Senior Advisor of         Mr. Robson served as Deputy Secretary
  555 California Street       Robertson, Stephens &     of the United States Treasury from 1989
  San Francisco, CA 94104     Company since 1993.       to 1992. Mr. Robson is also a director
  1996                                                  of Monsanto Company, Northrop Grumman
                                                        Corporation, an aerospace and defense
                                                        company, and Security Capital
                                                        Industrial Trust, a real estate
                                                        investment trust.

*Roger H. Salquist, 55......  Principal of the Craves   Mr. Salquist served as an executive
  One Bush Street             Group since February      officer of Calgene since September 1983
  San Francisco, CA 94104     1997.                     and as its Chief Executive Officer from
  1981                                                  November 1985 until August 1996. Mr.
                                                        Salquist served as Chairman of the
                                                        Board of Directors from 1984 until
                                                        August 1996. Mr. Salquist is also a
                                                        director of Collagen Corporation, a
                                                        medical products company. Mr. Salquist
                                                        has been a principal of the Craves
                                                        Group, a private merchant bank, since
                                                        February 1997. He also serves as a
                                                        consultant for Calgene.

Richard J. Stonard, 42......  Senior Vice President     Since 1982, Dr. Stonard worked in
  1996                        and Chief Technical       various positions at Monsanto Company,
                              Officer since 1996.       most recently as Director of Crop
                                                        Protection Research for Ceregen, a unit
                                                        of Monsanto Company.

*Allen J. Vangelos, 64......  President and Chief       In 1993, Mr. Vangelos served as
  15661 Red Hill Avenue       Executive Officer,        Chairman of the Board of Directors of
  Tustin, CA 92680            Calavo Growers of         the Agricultural Council of California.
  1994                        California since 1986.    He has also served as Chairman of the
                                                        United Fresh Fruit and Vegetable
                                                        Association.

*Hendrik A. Verfaillie,       Executive Vice            From 1990 to 1993, Mr. Verfaillie was
51..........................  President, Monsanto       Vice President and General Manager,
  1996                        Company since 1995.       Roundup Division, The Agricultural
                                                        Group, and from 1993 to 1995 served as
                                                        President of The Agricultural Group,
                                                        Vice President and Advisory Director,
                                                        Monsanto Company.

                                  SCHEDULE III

                                 CALGENE, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                           JUNE
                                                            DECEMBER 31,     JUNE 30,       30,
                                                                1996           1996        1995
                                                            ------------     --------     -------
Current assets:
  Cash and equivalents....................................    $  1,908       $ 17,674     $11,753
  Available-for-sale securities...........................       1,382         10,919      10,283
  Accounts receivable, primarily trade, net of allowance
     for doubtful accounts of $707, $487 and $346 at
     December 31, 1996 and June 30, 1996 and 1995,
     respectively.........................................      16,748         26,133       6,697
  Inventories.............................................      37,272         23,865       8,148
  Prepaid expenses and other current assets...............       1,327          2,174       1,699
                                                              --------       --------     -------
          Total current assets............................      58,637         80,765      38,580
Property, plant and equipment:
  Land....................................................      18,258         22,755         763
  Buildings...............................................      18,418         23,083       3,743
  Leasehold improvements..................................       8,330          8,556       9,643
  Furniture, fixtures and equipment.......................      33,971         40,398      22,436
  Construction in progress................................       1,411          1,676       1,459
                                                              --------       --------     -------
                                                                80,388         96,468      38,044
  Less accumulated depreciation and amortization..........      19,642         16,481      15,524
                                                              --------       --------     -------
          Property, plant and equipment, net..............      60,746         79,987      22,520
Product rights, patents and other intangible assets, less
  accumulated amortization of $4,046, $3,060 and $2,507 at
  December 31, 1996 and June 30, 1996 and 1995,
  respectively............................................      20,461         30,642      16,199
Costs in excess of fair values assigned to net assets
  acquired, less accumulated amortization of $5,440,
  $4,612 and $4,145 at December 31, 1996 and June 30, 1996
  and 1995, respectively..................................      25,680         36,219      10,025
Assets held for sale......................................       5,185            963          --
Other non-current assets..................................       3,171          4,726       1,907
                                                              --------       --------     -------
                                                              $173,880       $233,302     $89,231
                                                              ========       ========     =======

                            See accompanying notes.

                                      III-1

                                 CALGENE, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                           DECEMBER 31,     JUNE 30,     JUNE 30,
                                                               1996           1996         1995
                                                           ------------     --------     --------
Current liabilities:
  Notes payable..........................................    $  9,402       $ 16,789     $  7,761
  Accounts payable.......................................      13,920         20,111        6,487
  Accrued payroll and related expenses...................       3,470          3,252        2,049
  License contract payable...............................          --            750        1,500
  Accrued grower payments................................       1,364            615          942
  Amounts due customers..................................         317          5,028        4,596
  Accrued restructure expenses...........................       2,525          5,770           --
  Other current liabilities..............................       3,193          6,559        2,930
  Current portion of long-term debt......................       5,139         22,850        1,494
                                                             --------       --------     --------
          Total current liabilities......................      39,330         81,724       27,759
License contract payable, long-term......................          --             --          750
Research and development advance from affiliate..........      10,000         10,000           --
Note payable to affiliate................................      24,760         24,760           --
Interest payable to affiliate............................       1,912            509           --
Accrued restructure expenses, long-term..................       3,860             --           --
Long-term debt...........................................      14,195         22,643       14,671
Commitments and contingencies (Note 9)
Minority interest........................................         263            266           --
Shareholders' equity:
  Preferred stock, $.001 par value; 5,000,000 authorized,
     no shares issued and outstanding....................          --             --           --
  Common stock, $.001 par value; 100,000,000 shares
     authorized, 66,714,636, 60,443,115 and 30,244,226
     shares issued and outstanding at December 31, 1996
     and June 30, 1996 and 1995, respectively............          67             60           30
  Additional paid-in capital.............................     417,581        367,494      223,161
  Accumulated deficit....................................    (338,088)      (274,154)    (177,140)
                                                             --------       --------     --------
          Total shareholders' equity.....................      79,560         93,400       46,051
                                                             --------       --------     --------
                                                             $173,880       $233,302     $ 89,231
                                                             ========       ========     ========

                            See accompanying notes.

                                      III-2

                                 CALGENE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               SIX MONTHS
                                                 ENDED                YEARS ENDED JUNE 30,
                                              DECEMBER 31,   ---------------------------------------
                                                  1996          1996          1995          1994
                                              ------------   -----------   -----------   -----------
Revenues:
  Product sales, net........................  $    69,780    $    95,723   $    48,972   $    35,408
  Product development revenues..............          729          9,272         6,459         3,025
                                              ------------   ------------  ------------  ------------
                                                   70,509        104,995        55,431        38,433
Costs and expenses:
  Cost of goods sold........................       72,042         90,403        53,678        43,982
  Research and development:
     Contract...............................        1,672          4,222         3,436         2,721
     Other..................................        6,743          9,801        11,937        12,847
  Selling, general and administrative.......       19,677         21,705        16,081        21,279
  In-process research and development
     acquired...............................           --         59,200            --            --
  Write-off of assets and restructure
     expenses...............................       32,605         15,574         1,098            --
                                              ------------   ------------  ------------  ------------
                                                  132,739        200,905        86,230        80,829
Interest expense............................       (3,822)        (3,428)         (924)         (729)
Other income, net...........................        2,163          2,345         1,136           389
                                              ------------   ------------  ------------  ------------
Loss from operations before provision for
  income taxes..............................      (63,889)       (96,993)      (30,587)      (42,736)
Provision for income taxes..................          (45)           (21)          (15)          (65)
                                              ------------   ------------  ------------  ------------
Net loss....................................  $   (63,934)   $   (97,014)  $   (30,602)  $   (42,801)
                                              ============   ============  ============  ============
Net loss per share..........................  $     (1.03)   $     (2.56)  $     (1.04)  $     (1.71)
                                              ============   ============  ============  ============
Shares used in per share calculations.......   62,155,384     37,883,871    29,439,008    24,987,513

                            See accompanying notes.

                                      III-3

                                 CALGENE, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
SIX MONTHS ENDED DECEMBER 31, 1996 AND YEARS ENDED JUNE 30, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                        COMMON STOCK          ADDITIONAL                        TOTAL
                                    ---------------------      PAID-IN       ACCUMULATED     SHAREHOLDERS'
                                      SHARES       AMOUNT      CAPITAL         DEFICIT          EQUITY
                                    ----------     ------     ----------     -----------     ------------
Balance at June 30, 1993..........  24,411,782      $ 24       $ 169,482      $(103,737)       $ 65,769
Net loss..........................          --        --              --        (42,801)        (42,801)
Sale of common stock, net of
  expenses........................   1,845,000         2          19,150             --          19,152
Options exercised.................     249,530         1           1,605             --           1,606
Stock compensation................          --        --             697             --             697
                                    ----------       ---        --------      ---------        --------
Balance at June 30, 1994..........  26,506,312        27         190,934       (146,538)         44,423
Net loss..........................          --        --              --        (30,602)        (30,602)
Sale of common stock, net of
  expenses........................   3,683,262         3          31,419             --          31,422
Options exercised.................      54,652        --             340             --             340
Stock compensation................          --        --             452             --             452
Unrealized gain on
  available-for-sale securities...          --        --              16             --              16
                                    ----------       ---        --------      ---------        --------
Balance at June 30, 1995..........  30,244,226        30         223,161       (177,140)         46,051
Net loss..........................          --        --              --        (97,014)        (97,014)
Sale of common stock, primarily
  for acquisition of Gargiulo.....  30,192,707        30         144,343             --         144,373
Options exercised.................       6,182        --              40             --              40
Unrealized loss on
  available-for-sale securities...          --        --             (50)            --             (50)
                                    ----------       ---        --------      ---------        --------
Balance at June 30, 1996..........  60,443,115        60         367,494       (274,154)         93,400
Net loss..........................          --        --              --        (63,934)        (63,934)
Sale of common stock, net of
  expenses........................   6,271,521         7          50,071             --          50,078
Unrealized gain on
  available-for-sale securities...          --        --              16             --              16
                                    ----------       ---        --------      ---------        --------
Balance at December 31, 1996......  66,714,636      $ 67       $ 417,581      ($338,088)       $ 79,560
                                    ==========       ===        ========      =========        ========

                            See accompanying notes.

                                      III-4

                                 CALGENE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  INCREASE (DECREASE) IN CASH AND EQUIVALENTS
                             (DOLLARS IN THOUSANDS)

                                            SIX MONTHS ENDED            YEARS ENDED JUNE 30,
                                              DECEMBER 31,       ----------------------------------
                                                  1996             1996         1995         1994
                                            ----------------     --------     --------     --------
Cash flows from operating activities:
  Net loss................................      $(63,934)        $(97,014)    $(30,602)    $(42,801)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Minority interest in net loss........            --             (787)        (116)         (46)
     Depreciation and amortization........         6,371            6,989        4,957        4,099
     In-process research and development
       acquired...........................            --           59,200           --           --
     Gain on sale of assets...............        (1,536)              --           --           --
     Write-off of assets and restructure
       expenses...........................        28,039           15,574        1,098           --
     Equity in net (gain) loss of
       affiliate..........................            (3)               1          213          583
     Stock compensation...................            --               --          452          697
Net changes in operating assets and
  liabilities, excluding effect of
  acquisition of subsidiaries:
     Accounts receivable..................         9,165            8,912       (1,992)      (1,658)
     Inventories..........................       (13,407)           6,455       (2,003)       1,320
     Accounts payable.....................        (6,191)          (1,903)      (1,429)       2,589
     Amounts due customers................        (4,711)             432        1,268        1,740
     Accrued restructure expenses.........         1,949               --           --           --
     Other accrued liabilities............        (3,366)          (6,736)         612        1,637
     Interest payable to affiliate........         1,403              509           --           --
     Other................................         1,284            2,614          146          279
                                                --------         --------     --------     --------
          Net cash used in operating
            activities....................       (44,937)          (5,754)     (27,396)     (31,561)
                                                --------         --------     --------     --------
Cash flows from investing activities:
  Proceeds from sales of
     available-for-sale securities........        10,515           11,787       22,904       24,904
  Purchase of available-for-sale
     securities...........................          (955)         (12,473)     (17,714)     (15,588)
  Collection of notes receivable..........            --               --           --        1,709
  Investment in affiliate.................            --               19          (73)        (579)
  Capital expenditures for property, plant
     and equipment........................        (3,800)          (3,887)      (5,649)      (4,437)
  Payment for purchase of subsidiaries,
     net of cash and equivalents
     acquired.............................            --           (1,436)         (90)         (12)
  Purchases of product rights, patents and
     other intangible assets..............        (1,343)          (1,397)      (4,782)      (4,843)
  Proceeds from sale of assets............         7,136              489           38           69
  Other noncurrent assets.................         1,366               --           --           --
                                                --------         --------     --------     --------
          Net cash provided by (used in)
            investing activities..........        12,919           (6,898)      (5,366)       1,223
                                                --------         --------     --------     --------

                                      III-5

                                            SIX MONTHS ENDED
                                              DECEMBER 31,              YEARS ENDED JUNE 30,
                                                  1996             1996         1995         1994
                                                --------         --------     --------     --------
Cash flows from financing activities:
  Proceeds from notes payable.............        36,364            8,453       19,398       14,214
  Payments on notes payable...............       (43,751)         (19,489)     (20,322)     (13,161)
  Decrease in securities-pledged..........           164              214          159          136
  Increase in borrowings of long-term
     debt.................................            --           25,057       10,000           --
  Principal payments on long-term debt....       (26,603)         (15,549)      (1,768)      (1,332)
  Proceeds on notes payable to
     affiliate............................        15,000            2,680           --           --
  Payments on notes payable to
     affiliate............................       (15,000)              --           --           --
  Sale of common stock....................        50,078            7,207       31,762       20,758
  Research and development advance from
     affiliate............................            --           10,000           --           --
                                                --------         --------     --------     --------
          Net cash provided financing
            activities....................        16,252           18,573       39,229       20,615
                                                --------         --------     --------     --------
Net increase (decrease) in cash and
  equivalents.............................       (15,766)           5,921        6,467       (9,723)
Cash and equivalents at beginning of
  year....................................        17,674           11,753        5,286       15,009
                                                --------         --------     --------     --------
Cash and equivalents at end of year.......      $  1,908         $ 17,674     $ 11,753     $  5,286
                                                ========         ========     ========     ========

                            See accompanying notes.

                                      III-6

                                 CALGENE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               DECEMBER 31, 1996 AND JUNE 30, 1996, 1995 AND 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CHANGE IN FISCAL YEAR

     The Company has changed its fiscal year end from June 30 to December 31, beginning with the period ended December 31, 1996 to conform with the fiscal year end of the Monsanto Company which holds an equity ownership in Calgene of approximately 54.6% (Note 13).

     Accordingly, the financial presentation in this report for 1996 is for the six month period from July 1, 1996 to December 31, 1996. Prior fiscal year's operations are as previously reported and cover twelve month periods ended June 30.

     Unaudited comparative information for the six months ended December 31, 1995, is as follows (in thousands, except per share amounts):

    Revenues..................................................................  $ 20,790
    Gross profit (loss).......................................................    (1,309)
    Net loss..................................................................   (16,104)
    Net loss per share........................................................     (0.53)

ORGANIZATION AND BUSINESS

     Calgene is a biotechnology company that is developing a portfolio of genetically engineered plants and plant products for the food, seed and oleochemical industries. The Company's research and business efforts are focused in three core crop areas -- fresh produce (tomato and strawberry), edible and industrial plant oils (canola) and cotton -- where Calgene believes biotechnology can provide substantial added commercial value in consumer, industrial and seed markets.

CONSOLIDATION AND EQUITY ACCOUNTING

     The consolidated financial statements include the accounts of Calgene, its wholly-owned subsidiaries and its majority owned joint venture (together the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     Calgene uses the equity method to account for its investments in its 50 percent or less owned joint ventures. Under the equity method, Calgene recognizes its proportionate share of the net income or loss of these joint ventures currently, rather than when realized through dividends or disposal.

CASH EQUIVALENTS AND AVAILABLE-FOR-SALE SECURITIES

     Cash equivalents and available-for-sale securities, consisting principally of certificates of deposit, bankers acceptances, commercial paper, U.S. treasury and agency securities, and money market funds, are stated at fair market value, and are adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Unrealized gains and losses, net of tax, on available-for-sale securities are reported in shareholders' equity. Gross realized gains and losses on available-for-sale securities were not material during the periods presented. The aggregate fair market value of available-for-sale securities at December 31, 1996 is $1,960,000 of which $578,000 is included in cash and equivalents. The aggregate fair market value of available-for-sale securities at June 30, 1996 is $28,288,000 of which $17,369,000 is included in cash and equivalents. The aggregate fair market value of available-for-sale securities at June 30, 1995 is $20,276,000 of which $9,993,000 is included in cash and equivalents. The contractual maturities of available-for-sale securities at December 31, 1996 are as follows: $1,409,000 in 1997, $313,000 in 1998, and $238,000 in 2002.

                                      III-7

                                 CALGENE, INC.

INVENTORIES

     Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market value.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets or the capital lease term, whichever is less. The estimated useful lives range from 3 to 30 years.

PRODUCT RIGHTS, PATENTS AND OTHER INTANGIBLE ASSETS

     Product rights of approximately $3,939,000 at December 31, 1996; $3,042,000 at June 30, 1996 and $7,827,000 at June 30, 1995 are stated at cost and are amortized on a straight-line basis over the lesser of their contractual lives or their estimated useful lives (generally 10 to 20 years).

     External costs incurred in obtaining patents are capitalized. The costs of successful patent applications are amortized on a straight-line basis over the lesser of their statutory lives or their estimated useful lives (generally 17 years). External costs incurred in defense of patents are capitalized and amortized on a straight-line basis over the remaining life of the patent. The costs of unsuccessful patent applications or patent defense are charged to expense in the period in which the patent applications are denied or the patent defense is unsuccessful. The net book value of capitalized patent related costs is $7,950,000, $7,908,000 and $8,372,000 at December 31, 1996 and June 30, 1996
and 1995, respectively.

     Other intangible assets consist primarily of the seed library acquired in connection with the acquisition of Gargiulo (Note 4), which is being amortized over its estimated useful life of 15 years. See write-off of other intangible assets in Note 7.

     Costs in excess of fair values assigned to net assets acquired are capitalized and amortized on a straight-line basis over periods of 10 to 25 years.

REVENUE RECOGNITION AND PRODUCT DEVELOPMENT ARRANGEMENTS

     Revenue from product sales is recognized primarily at the time of shipment net of estimated product returns. The Company performs research under contracts for the development of certain products for other entities. Revenue from product development contracts is recognized according to the percentage of completion method. Funding received in advance of research performed under these contracts is recorded as deferred revenue. Related contract expenses are charged to expense as incurred.

INCOME TAXES

     The liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. General business tax credits will be accounted for as a reduction of federal income taxes payable under the flow-through method.

NET LOSS PER SHARE

     Net loss per share has been computed by dividing the net loss by the weighted average number of common shares outstanding during each period. Common equivalent shares related to stock options have been excluded from the computation of net loss per share since their inclusion would be antidilutive.

                                      III-8

                                 CALGENE, INC.

STATEMENT OF CASH FLOWS

     For purposes of the consolidated statement of cash flows, the Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. During the six month period ended December 31, 1996 and fiscal year 1996, 1995 and 1994, the Company paid cash for interest and income taxes as follows:

                                                         1996
                                                     (SIX MONTHS)    1996    1995   1994
                                                     ------------   ------   ----   ----
                                                               (IN THOUSANDS)
        Interest...................................     $3,282      $1,619   $895   $621
        Income taxes...............................         17          83     91     53

     The Company maintains its cash and equivalents and short-term investments in several different instruments. This diversification of risk is consistent with the Company's policy to maintain liquidity and ensure the safety of principal.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

     During the quarter ended September 30, 1996, the Company adopted the provisions of the Financial Accounting Standards Board Statement of Financial Accounting No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires impairment losses to be recognized for long-lived assets and identifiable intangibles used in operations when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Costs in excess of fair values assigned to net assets acquired in purchase business combinations are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of the acquired assets may not be recoverable. SFAS 121 also requires that assets held for disposal be valued at the lower of carrying amount or fair value less cost to sell.

ACCOUNTING FOR STOCK BASED COMPENSATION

     The Company accounts for its stock option plans and its employee stock purchase plan in accordance with the provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its stock plans in accordance with APB 25. Accordingly, SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the balance sheet for cash and equivalents and available-for-sale securities approximates their respective fair values. The carrying amounts of the Company's borrowings under its debt agreements approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

USE OF ESTIMATES AND CERTAIN RISKS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported to the financial

                                      III-9

                                 CALGENE, INC.

statements and accompanying notes. Actual results could differ from those estimates. Among other things, the Company is subject to risks from changes in farm legislation, market price fluctuations for the Company's products, and adverse weather conditions which may effect the ultimate realization of certain of its inventories.

RECLASSIFICATIONS

     Certain amounts reported for prior years have been reclassified to conform with the presentation of the December 31, 1996 financial statements.

2.  RECEIVABLES

     Receivables consist of the following:

                                                                                                   JUNE
                                                                                                   30,
                                          DECEMBER 31, 1996               JUNE 30, 1996            1995
                                      -------------------------     -------------------------     ------
                                       TRADE      RELATED PARTY      TRADE      RELATED PARTY     TRADE
                                      -------     -------------     -------     -------------     ------
                                                                (IN THOUSANDS)
Customer............................  $13,771         $  --         $18,808         $  --         $6,708
Grower advances.....................    2,993            --           5,917            --             --
Other...............................      452           239             923           972            335
                                      -------          ----         -------          ----         -------
          Total.....................   17,216           239          25,648           972          7,043
Less allowance for doubtful
  amounts...........................     (707)           --            (487)           --           (346)
                                      -------          ----         -------          ----         -------
          Total.....................  $16,509         $ 239         $25,161         $ 972         $6,697
                                      =======          ====         =======          ====         =======

3.  INVENTORIES

     Inventories consist of the following at December 31, 1996 and June 30, 1996 and 1995 (In thousands):

                                                    DECEMBER 31, 1996     JUNE 30, 1996     JUNE 30, 1995
                                                    -----------------     -------------     -------------
Growing crops.....................................       $17,958             $11,208           $ 2,368
Supplies and seeds inventories....................         5,836              10,136             1,123
Finished goods....................................         5,689               1,415             1,942
Work in progress..................................         2,631                 596             2,245
Raw materials.....................................         5,158                 510               470
                                                         -------             -------            ------
                                                         $37,272             $23,865           $ 8,148
                                                         =======             =======            ======

4.  STRATEGIC ALLIANCE

     On March 31, 1996, Calgene and Monsanto Company ("Monsanto") consummated an Agreement and Plan of Reorganization (the "Reorganization Agreement") and related Plan of Merger under which Monsanto contributed Gargiulo, Inc. ("Gargiulo"), $30 million and certain oils and produce related technology in exchange for a 49.9% equity interest in Calgene. Gargiulo is a grower, packager, marketer and distributor of tomatoes, strawberries and other produce with operations in Florida, California, Puerto Rico and Mexico. The acquisition of Gargiulo was accounted for as a purchase.

     In connection with the Reorganization Agreement a total of 30,161,114 shares of Calgene common stock were issued with an aggregate fair value of approximately $144,206,000. The per share value of Calgene common stock assigned to the transaction was based on the last trade as reported on the National Market System on the day the Company's negotiations with Monsanto concluded. The common stock trade price was

                                     III-10

                                 CALGENE, INC.

discounted to account for Monsanto's liquidity restrictions based on an independent appraisal. The purchase price consists of the following:

                                                                         (IN THOUSANDS)
        30,161,114 shares of common stock..............................     $144,206
        Acquisition costs, consisting primarily of financial advisory,
          legal and accounting fees....................................        1,530
        Less cash received.............................................      (30,000)
                                                                            --------
                                                                            $115,736
                                                                            ========

     A summary of the purchase price allocation is as follows:

                                                                         (IN THOUSANDS)
        Net assets acquired............................................     $ 11,506
        Identified intangible assets...................................       21,680
        Excess purchase price over net assets acquired.................       23,350
        In-process research and development............................       59,200
                                                                             -------
                                                                            $115,736
                                                                             =======

     Intangible assets include completed technology, assembled workforce and costs in excess of fair values assigned to net assets acquired. The estimated useful lives are expected to range from 5 to 15 years. Because the technological feasibility of the acquired in-process research and development has not been established and has no alternative future uses, the $59.2 million allocated to in-process research and development has been expensed.

     Between June 29, 1995 and March 19, 1996 Calgene received $23 million in advances toward the $30 million proceeds in the form of a subordinated promissory note. The subordinated note was converted to equity upon consummation of the transaction. The additional $7 million was received on April 1, 1996.

     On November 12, 1996, the Company entered into a Stock Purchase Agreement with Monsanto (the "Stock Purchase Agreement"), pursuant to which (i) the Company sold and issued to Monsanto, and Monsanto purchased 6,250,000 shares of Common Stock of the Company (the "Additional Shares"), at $8.00 per share, for an aggregate purchase price of $50 million, thereby increasing Monsanto's ownership interest in shares of Calgene Common Stock from 49.9% to approximately 54.6% (without giving effect to the exercise of outstanding options and warrants), (ii) Monsanto and Calgene agreed to enter into a Restated Stockholders Agreement ("Restated Stockholders Agreement") amending and restating the Stockholders Agreement dated March 31, 1996 ("Stockholders Agreement"), and (iii) the Restated Certificate of Incorporation was amended to reflect the amendments to the Stockholders Agreement contemplated by the Restated Stockholders Agreement. As a consequence of the transaction, Monsanto owned approximately 36,396,114 shares of Common Stock of the Company, representing approximately 54.6% of the issued and outstanding shares of Common Stock of the Company.

ACQUISITION OF COLLIER FARMS

     On February 29, 1996, Gargiulo and Collier Enterprises consummated an asset purchase agreement whereby Gargiulo acquired substantially all the assets, subject to the assumption of certain specified liabilities, of the produce business conducted by certain affiliates of Collier Enterprises under the trade name Collier Farms ("Collier"). Collier is an agricultural producer of tomatoes and other vegetables in Florida, and engages in the packaging, marketing and distribution of those products in the commodity markets.

     The purchase price consists of $10 million in cash and a $10 million promissory note, plus an earn-out payment based upon achieving certain earnings of the combined operations of Gargiulo and Collier in

                                     III-11

                                 CALGENE, INC.

Southwest Florida. Gargiulo also acquired Collier's 1995-1996 crop and assumed liabilities related thereto, and committed to lease certain farmland from affiliates of Collier. The acquisition was accounted for as a purchase. The purchase price consists of the following:

                                                                         (IN THOUSANDS)
        Cash...........................................................     $ 10,000
        Promissory note................................................       10,000
        Investment in 1995-1996 crop...................................       12,127
        Acquisition costs, consisting primarily of financial advisory,
          legal and accounting fees....................................          200
                                                                             -------
                                                                            $ 32,327
                                                                             =======

     A summary of the purchase price allocation is as follows:

                                                                         (IN THOUSANDS)
        Net assets acquired............................................     $ 23,500
        Excess purchase price over net assets acquired.................        8,827
                                                                             -------
                                                                            $ 32,327
                                                                             =======

UNAUDITED PRO FORMA COMBINED RESULTS OF OPERATIONS

     Unaudited pro forma combined results of operations for the year ended June 30, 1996, giving effect to certain adjustments as if the Gargiulo and Collier acquisitions occurred on July 1, 1995 are displayed in the following table. These unaudited proforma combined results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition been in effect on July 1, 1995 or which may result in the future.

                                                                          (IN THOUSANDS,
                                                                         EXCEPT PER SHARE
                                                                             AMOUNTS)
        Revenue........................................................     $  182,041
        Net loss.......................................................     $ (128,115)
        Net loss per share.............................................     $    (2.12)

5.  OILSEED CROSS LICENSING AGREEMENT

     In May 1996, the Company entered into a broad cross licensing agreement with Monsanto encompassing the two companies' oilseed research programs. The agreement has an initial term of 15 years.

     Under the agreement Calgene received a royalty free license to current and future Monsanto agronomic technology for use in combination with Calgene's proprietary oils modification genes for development of specialty canola oil products. Calgene also received $10 million from Monsanto for best-efforts research and development activities to be performed by Calgene over a three year period relating to further development of plant expression or oil modification technologies. In exchange for the above, Calgene will pay royalties to Monsanto based on a portion of the net profits of Calgene's oils division. The Company recorded the $10 million research and development funding as a long-term liability in the accompanying balance sheet. Royalties payable to Monsanto as described above will be charged against the liability in the period incurred. In the event the aggregate royalties to Monsanto exceeds $10 million, such amounts will be charged to expense as incurred.

     In exchange for a $7 million non-refundable license fee paid to Calgene, Monsanto received a royalty bearing license to Calgene technology to develop agronomically superior corn, soybean, canola and sunflower

                                     III-12

                                 CALGENE, INC.

crops. The license fee was recorded as product development revenue in the accompanying Statement of Operations.

6.  PGI-KIRIN PARTNERSHIP

     In March 1990 the Company and Kirin Brewery Co., Ltd. established PGI-Kirin Partnership ("PGK"), a joint venture to develop and commercialize new potato varieties. In January 1996 management decided to cease PGK operations and sell its remaining assets. Consequently, Calgene recorded an estimated net write-off of its investment in PGK of $982,000 in the third fiscal quarter of fiscal 1996. PGK's revenues in fiscal 1996 and fiscal 1995 were $1.6 million and $1.5, respectively.

7.  WRITE-OFF OF ASSETS AND RESTRUCTURING EXPENSES

     During the fiscal year ended June 30, 1996, the Company recorded a charge of approximately $15.6 million for the write-off of assets, including $10.4 million primarily related to the merger of Calgene's tomato operations into Gargiulo. The write-off of tomato assets primarily reflects a $5.4 million asset impairment charge due to the consolidation of facilities and equipment and a $2.5 million write-off of obsolete technology licenses. The Company also recorded $1.5 million for the write-off of its investment in PG-K (before minority interest), and $1.0 million for the write-off of an option to a technology license the Company does not intend to exercise. As a consequence of the Company's decision in the third quarter of fiscal 1996 to reduce its emphasis on commodity distribution products at Calgene Chemical, the excess purchase price of net assets acquired associated with the commodity distribution business was written-down to net realizable value resulting in a $1.2 million expense.

     Pursuant to a plan approved by Calgene's Board of Directors in the quarter ended December 31, 1996, Gargiulo intends to significantly reduce its produce acreage in Southwest Florida. The reduction in acreage is in response to increased competitive pressure from Mexico produce and is expected to be accomplished over the next two to three years. As a consequence, during the quarter ended December 31, 1996, the Company recorded a charge of approximately $32.6 million for the write-off of assets, and other reserves. The write-offs include $9.4 million for the write-down of tomato germplasm, an $8.3 million asset impairment charge due to further consolidation of the Company's tomato packing facilities, and a $10.4 million charge related to the excess purchase price of net assets acquired allocated to the asset write-downs. The Company is actively seeking buyers for the packing facilities. In addition, a reserve of $4.5 million relating to other restructuring costs was recorded.

8.  LONG-TERM DEBT AND NOTES PAYABLE

     Long-term debt consists of the following at December 31, 1996 and June 30, 1996 and 1995:

                                                             DECEMBER 31,     JUNE 30,     JUNE 30,
                                                                 1996           1996         1995
                                                             ------------     --------     --------
                                                                         (IN THOUSANDS)
Note payable to bank; due in monthly installments of
approximately $3,000 including interest at 11.8% per annum,
through 2004; secured by a $220,000 certificate of deposit
and guaranteed by the Small Business Administration........    $    213       $    221     $    235
Mortgage notes payable; due in quarterly installments of
approximately $31,000 including interest at 8.5% per annum,
through 1998; secured by land and buildings with a net book
value of approximately $531,400 at December 31, 1996.......         255            280          377

                                     III-13

                                 CALGENE, INC.

                                                             DECEMBER 31,     JUNE 30,     JUNE 30,
                                                                 1996           1996         1995
                                                                ------         ------       ------
                                                                         (IN THOUSANDS)
Capitalized lease obligations; due in monthly installments
of approximately $86,000 including interest imputed at 5.4%
to 11% per annum, through 2001; secured by equipment with a
net book value of approximately $2,710,000 at December 31,
1996 and supported by a $150,000 which is secured by a
$150,000 certificate of deposit............................       2,581          6,030        2,960
Note payable to the former owner of an acquired business;
due in an annual installment of $338,000 at July 17, 1997;
plus interest on the unpaid principal balance at the prime
rate (8.25% at December 31, 1996) over the term of the
loan; secured by a $338,000 certificate of deposit.........         338            592          705
Non-interest bearing note payable to the former owner of an
acquired business; due in monthly installments of $14,083
through June 30, 1997......................................          84            169          338
Mortgage note payable; interest only payable in monthly
installments of approximately $3,800, current interest at
9.0% per annum. Interest is adjustable effective each
November 1 to prime plus 1%, rate not to exceed 9% or be
lower than 6% during the term of the note. Final payment of
$506,000 plus unpaid interest due November 1, 1999; secured
by land with a net book value of approximately $605,000 at
December 31, 1996..........................................         506            506          506
Note payable to a bank; due in monthly installments of
approximately $2,200 including interest at 8.59% per annum,
through 2000; secured by equipment with a net book value of
approximately $195,500 at December 31, 1996................         137            144           --
Note payable to a bank; due in monthly installments of
approximately $22,500 monthly including interest at prime
plus 1.25% (aggregating 9.50% at December 31, 1996) per
annum, through 2005, secured by buildings and equipment
with a net book value of approximately $2,372,000 at
December 31, 1996..........................................       1,566          1,644           --
Mortgage loan payable to former owner of an acquired
business, payable in quarterly principal installments of
$280,966 plus interest at prime (8.25% at December 31,
1996) through February 28, 2001, secured by assets with a
net book value of approximately $11,537,000 at December 31,
1996.......................................................       4,688          5,338           --
Mortgage loan payable to former owner of an acquired
business, payable in quarterly principal installments of
$219,034 plus interest at prime (8.25% at December 31,
1996) through February 28, 2001, secured by assets with a
net book value of approximately $11,537,000 at December 31,
1996.......................................................       3,724          4,162           --
Mortgage loan, payable in monthly principal and interest
installments of $9,595 with interest at prime (8.25% at
December 31, 1996), secured by assets with a net book value
of approximately $753,000 at December 31, 1996.............       1,108          1,191           --
Mortgage loans payable in monthly principal and interest
installments of $40,237 with interest ranging from 6.63% to
prime (8.25% at December 31, 1996), secured by assets with
a net book value of approximately $1,184,000 at December
31, 1996...................................................       1,175          1,377           --
Term loan payable to former partner in acquired business,
monthly principal and interest payments of $37,981, with
interest at 10%............................................         975          1,149           --
Note payable to a corporate lender, due in monthly
installments of $25,550 including interest at 10.38% per
annum, through 1999, secured by assets with a net book
value of approximately $481,000 at December 31, 1996.......         267            417          673

                                     III-14

                                 CALGENE, INC.

                                                             DECEMBER 31,     JUNE 30,     JUNE 30,
                                                                 1996           1996         1995
                                                                ------         ------       ------
                                                                         (IN THOUSANDS)
Various term loans payable with interest at rates that
range from 8% to 12%. Maturity dates ranging from June 1998
through November 2001, secured by assets with a net book
value of approximately $541,000 at December 31, 1996.......       1,717          1,794           --
Note payable to a corporate lender, due in quarterly
installments of $30,938 including interest imputed at
22.29% per annum, through June 1, 1998.....................          --            279          371
Note payable to former owner of an acquired business for
the purchase of growing crops, principal due upon
collection of crop receivable, plus interest at 7%.........          --          9,070           --
Mortgage loan, payable in annual principal installments of
$1,000,000 through August 1999, with interest at prime.....          --          4,000           --
Mortgage loan, payable in annual principal installments of
$175,000, balance due November 30, 1996....................          --          3,325           --
Mortgage loan, payable in annual principal installments of
$153,333, balance due November 30, 1996....................          --          2,147           --
Mortgage loan, payable in annual principal installments of
$273,200, balance due on November 30, 1996.................          --          1,658           --
Convertible note payable to a corporate lender; converted
to equity on March 31, 1996 (Note 4).......................          --             --       10,000
Note payable to affiliate consists of the following:
Advances under a $40,000,000 convertible term loan with a
balloon payment due March 31, 2000 interest at prime plus
2% (aggregating 10.25% at December 31, 1996)...............      24,760         24,760           --
                                                                 ------         ------       ------
                                                                 44,094         70,253       16,165
Less note payable to affiliate.............................      24,760         24,760           --
Less amount due within one year............................       5,139         22,850        1,494
                                                                 ------         ------       ------
Long-term debt.............................................    $ 14,195       $ 22,643     $ 14,671
                                                                 ======         ======       ======

     The capitalized lease obligations listed above contain certain restrictive covenants which, among other things, require the Company to maintain a specified level of working capital. In addition, certain debt and capital lease obligations prohibit the Company from paying dividends on common stock.

     At December 31, 1996 aggregate future principal payments by year on long-term debt and note payable to affiliate are due as follows:

                                                             (IN THOUSANDS)
                    1997...................................     $  5,139
                    1998...................................        3,848
                    1999...................................        4,580
                    2000...................................       27,795
                    2001...................................          797
                    Thereafter.............................        1,935
                                                                 -------
                                                                $ 44,094

                                     III-15

                                 CALGENE, INC.

NOTES PAYABLE

     A $13 million bank line of credit is used to help finance working capital requirements for Calgene's subsidiaries, excluding Gargiulo. Borrowings under the line bear interest at the greater of one quarter percent over the bank's prime rate or two and one half percent over the federal funds rate. On December 31, 1996 the bank's prime rate was 8.25% and the federal funds rate was 6.26%. The weighted average annual interest rate under the line of credit was 8.62%, 8.90%, and 8.92% for the six month period ended December 31, 1996 and for the fiscal year ended June 30, 1996, and 1995, respectively. Borrowings are subject to certain financial covenants which include prohibiting the Company from paying cash dividends on its common stock. Borrowings are secured by qualifying accounts receivable and inventory and must be repaid on a monthly basis to the extent they exceed qualifying accounts receivable and inventory. As of December 31, 1996, and June 30, 1995 there was $6,500,000 and $5,973,000, respectively, outstanding on the line of credit.

     During fiscal year 1996 the Company entered into a credit facility agreement with Monsanto. Monsanto is obligated, subject to certain terms and conditions, to lend up to $15 million annually for a period of three years to Calgene, although not more than $15 million may be outstanding at any one time. The credit facility agreement contains various covenants precluding Calgene and its subsidiaries from taking certain actions without the approval of Monsanto. Also, in the event of a default by Calgene, Monsanto has certain rights to convert the outstanding principal and interest under such agreement into additional shares of Calgene Common Stock, not to exceed 3,000,000 shares. The outstanding balance of this credit facility shall bear interest at two percent above the prime rate (aggregating 10.25% at December 31, 1996). This credit facility expires on September 30, 1998. As of December 31, 1996, the Company's advances under this credit facility had been paid in full.

     A $3.5 million line of credit with a bank is used to finance working capital requirements at Gargiulo's Puerto Rico operations. Borrowings under the line bear interest at prime. The credit line expires on September 30, 1997. On December 31, 1996, the bank's prime rate was 8.25%. As of December 31, 1996, there was $2,500,000 outstanding on the line of credit.

9.  COMMITMENTS AND CONTINGENCIES

LEASING ARRANGEMENTS

     The Company leases certain research and office equipment as well as office and research space. These leases are accounted for as follows in the accompanying consolidated financial statements:

CAPITAL LEASES

     The following amounts are included in property, plant and equipment as assets recorded under capital leases:

                                            DECEMBER 31, 1996     JUNE 30, 1996     JUNE 30, 1995
                                            -----------------     -------------     -------------
                                                               (IN THOUSANDS)
        Cost..............................       $ 4,235             $ 6,847           $ 4,192
        Less accumulated depreciation.....         1,525               1,245             1,113
                                                  ------              ------            ------
                                                 $ 2,710             $ 5,602           $ 3,079
                                                  ======              ======            ======

     Depreciation expense charged to operations pursuant to these capital leases amounted to approximately $294,000, $482,000, $537,000 and $462,000 during the six month period ended December 31, 1996 and the years ended June 30, 1996, 1995 and 1994 respectively.

     During the six month period ended December 31, 1996 and the years ended June 30, 1996, 1995 and 1994, the Company capitalized equipment of approximately $334,000, $489,000, $1,506,000 and $773,000,

                                     III-16

                                 CALGENE, INC.

respectively which represents the present value of the net minimum lease payments of capital lease obligations entered into during such fiscal periods.

     The future minimum lease payments by fiscal year under capital leases, together with the present value of the net minimum lease payments are as follows at December 31, 1996:

                                                                     (IN THOUSANDS)
            1997...................................................     $  1,322
            1998...................................................          621
            1999...................................................          445
            2000...................................................          555
            2001...................................................           71
                                                                         -------
                                                                           3,014
            Less amount representing interest......................          433
            Present value of net minimum Lease payments (Note 8)...     $  2,581
                                                                         =======

OPERATING LEASES

     Future minimum payments by fiscal year under non-cancelable operating leases are as follows at December 31, 1996:

                                                                     (IN THOUSANDS)
            1997...................................................     $  6,379
            1998...................................................        3,732
            1999...................................................        3,153
            2000...................................................        2,815
            2001...................................................        1,436
            Thereafter.............................................          637
                                                                         -------
                                                                        $ 18,152
                                                                         =======

     Rental expense charged to operations for all operating leases was approximately $3,445,000, $3,971,000, $3,259,000 and $1,761,000 for the six
month period ended December 31, 1996 and the years ended June 30, 1996, 1995 and 1994, respectively. Rent expense related to leases with related parties was approximately $202,000 for the six month period ended December 31, 1996 and $143,000 for the year ended June 30, 1996.

INVENTORY PURCHASE COMMITMENTS

     In the normal course of business, the Company has entered into various grower contracts with third party growers. Pursuant to these contracts, the Company has agreed to purchase the resulting crop, subject to certain quality standards, at the end of the growing cycle which is generally less than one year. The amount of outstanding grower contract commitments is approximately $4.4 million at December 31, 1996.

PATENTS

     Certain institutions and companies have been issued patents, have patent applications pending or have otherwise obtained proprietary rights to technology necessary or potentially useful to Calgene. These patents or patent applications, if patents are issued, could delay product introduction or preclude Calgene from using this technology without a license. The extent to which Calgene would be required to license such patents and cost and availability of such licenses are currently unknown.

                                     III-17

                                 CALGENE, INC.

LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

     On or about January 29, 1997, Hanna Obstfeld filed suit in Delaware Chancery Court against the Company and certain of its directors alleging unfairness in connection with the proposed acquisition by Monsanto Company of those shares of the Company's common stock which Monsanto does not own. After Ms. Obstfeld brought her suit, other essentially identical actions followed, none of which have as yet been served upon the Company. It is anticipated that the complaints will shortly be consolidated and the Company has no obligation to answer, move or otherwise plead until such time as a consolidated complaint has been filed and served. No discovery has occurred to date in this action. The Company believes it has meritorious defenses to the allegations set forth in the pending complaints.

     On February 11, 1997, three named Plaintiffs filed a Class Action Complaint against Gargiulo, Inc. in the United States District Court for the Northern District of California, San Jose Division. The Complaint arose from the employment relationship between the named and unnamed Plaintiffs and Gargiulo, Inc. The Plaintiffs allege certain violations of the Migrant and Seasonal Agricultural Worker Protection Act ("MSPA"), California's IWC Wage Order, the California Labor Code and the California Business and Professions Code; and Breach of Contract. The Plaintiffs seek damages including all unpaid wages, statutory damages under the California Labor Code; a declaration that Gargiulo violated MSPA, monetary damages pursuant to MSPA; and for an order enjoining Gargiulo, Inc. from violations of MSPA. Gargiulo's insurance carriers were contacted regarding this lawsuit. As of March 27, 1997, Gargiulo has answered the Class Action Complaint, and is initiating discovery regarding class certification. Gargiulo, Inc. is also waiting for the response from its insurance carrier. While the results of the Class Action Complaint cannot be predicted, the Company believes that the ultimate outcome will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     From 1992 through early 1996, Calgene was engaged in a litigation with Enzo Biochem, Inc. ("Enzo") a company licensed under three related U.S. patents and counterpart foreign patents (the "Enzo Patents") which purported to cover the use of antisense technology in all cells, including plant cells. Some of Calgene's products, including the FLAVR SAVR tomato, use antisense technology. Enzo had claimed that Calgene infringed the Enzo Patents. Calgene denied infringement and challenged the validity of the Enzo Patents. On February 2, 1996, the District Court ruled that the Enzo Patents are invalid. In addition, the validity of a patent owned by Calgene directed to the use of antisense in plant cells was upheld by the District Court. Calgene subsequently requested that the court clarify certain aspects of the infringement portion of its decision, and the court has agreed to reconsider on this basis. There is no indication that the court would reverse any aspect of its original ruling. Meanwhile, Enzo has indicated that it intends to appeal the decision.

     Although the trial court has the option of altering any aspect of its decision upon reconsideration, and Enzo may appeal the decision after its publication, Calgene believes that further proceedings will not have a materially adverse effect on its consolidated financial position or results of operations, based on the trial court's determination that the SUNY/Enzo Patents are invalid and not infringed by Calgene and that the Calgene Antisense Patent is valid.

     Nevertheless, if on reconsideration or as a result of an appeal a court were to determine that one or more of the Enzo Patents validly covers plant cells and that such patents are infringed by Calgene's sales of products incorporating such antisense technology, Calgene could be held liable for significant damages and could be precluded from producing and selling the FLAVR SAVR tomato, as well as other products currently under development. There is no assurance that a license, if necessary, could be obtained by Calgene on commercially acceptable terms, if at all. If the court were to determine that the Calgene Antisense Patent is invalid or unenforceable, Calgene would be deprived of the competitive and licensing advantages afforded by its patent. Moreover, the Company would have to expense the capitalized legal fees related to the defense of the Calgene's Antisense Patent, which amounted to approximately $5.7 million at December 31, 1996.

                                     III-18

                                 CALGENE, INC.

     On October 18, 1995, two groups of Plaintiffs filed separate complaints against various Defendants including Gargiulo & Associates in the United States District Court for the Eastern District of California. Both complaints arose from the same set of facts and allege the same three theories of recovery. These actions were consolidated. The cases involve personal injury claims relating to vehicle accident in which numerous migrant labor workers being transported to the farm of Gargiulo & Dresick Associates (which was being farmed under contract by Dresick Farms, Inc.) were killed or injured. The two cases, Albertano Alberto Jimenez; et al. v. Gargiulo & Associates; Pat Kreger, Inc., Manuel Vegas; Robles Rios; Jesus Loza and Samuel Santiago Vasquez, and Jose Vasquez; et al. v. Gargiulo & Associates; Pat Kreger, Inc., Manuel Vegas; Robles Rios; Jesus Loza and Samuel Santiago Vasquez, were both filed on October 18, 1995. The plaintiffs sought general damages, including compensation for pain and suffering; special damages, including past, present and future medical expenses; compensation for the loss of past and future income; and punitive damages in an unspecified amount. Gargiulo's insurance carriers have been contacted regarding these lawsuits. As of March 12, 1997, Gargiulo was granted its Motion for Summary Judgment as to all of the claims against it. This matter is now subject to appeal which must be filed by no later than 30 days from entry of judgment which will not occur for a few weeks.

     The Company is party to other pending litigation incidental to its business and has from time to time been notified of various claims that are not the subject of pending litigation. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of all such other litigation matters and claims will not have a materially adverse effect on its consolidated financial position or results of operations.

EMPLOYMENT AGREEMENTS

     Calgene has various employment and consulting agreements with certain key individuals. The aggregate fixed commitment under these agreements is $2,125,000. In addition, one employment agreement provides for additional compensation based on a percentage of the net profit of Gargiulo.

10.  SHAREHOLDERS' EQUITY

STOCK OPTIONS

     At December 31, 1996, the Company has three stock-based compensation plans, which are described below. The Company applies APB 25 and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing the stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company established stock option plans in June 1991 (the "1991 Plan") and March 1996 (the "1996 Plan"), under which all officers, employees and directors of the Company may participate. Either incentive stock options or non-qualified stock options can be granted under both plans. 2,500,000 and 5,000,000 shares of the Company's common stock have been reserved for issuance under the 1991 Plan, and the 1996 Plan, respectively. Options granted under the plans generally have a term of ten years from the date of grant. The exercise price of incentive stock options granted under the plans may not be less that 100% of the fair market value of Calgene's common stock on the date of grant.

     The administrative committee of the option plans has the authority to provide that options issued may be exercised by either (1) cash, (2) surrender by the optionee of other shares of common stock of the Company of a value equal to the exercise price of the shares as to which the option is being exercised, or (3) the optionee's issuance of an interest-bearing, full-recourse promissory note.

                                     III-19

                                 CALGENE, INC.

     The Company also has a 1981 Stock Option Plan having terms generally similar to the 1991 Plan. The 1981 Plan has been terminated subject to the rights of holders of outstanding options.

     Pro forma information regarding net loss and net loss per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to June 30, 1995 under the fair value method of that Statement. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the year ended June 30, 1996, and the six month period ended December 31, 1996: dividend yield of 0; volatility factors of the expected market price of the Company's common stock of .44; risk-free interest rate of 6.6%; and a weighted-average expected life of the options of 3.5 years for certain option holders and five years for all other option holders.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information, which includes the stock option plans and the Employee Stock Purchase Plan, follows (in thousands except for net loss per share information):

                                                             SIX MONTHS ENDED       YEAR ENDED
                                                             DECEMBER 31, 1996     JUNE 30, 1996
                                                             -----------------     -------------
    Net loss -- actual.....................................      $ (63,934)          $ (97,014)
    Net loss -- pro forma..................................        (65,085)            (97,564)
    Net loss per share -- actual...........................          (1.03)              (2.56)
    Net loss per share -- pro forma........................          (1.05)              (2.58)

     Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, its pro forma effect will not be fully reflected until 1999.

                                     III-20

                                 CALGENE, INC.

     A summary of the status of the Company's stock option plans and changes during the periods is presented below:

                                                                             WEIGHTED-AVERAGE
                                                                OPTIONS       EXERCISE PRICE
                                                               ---------     ----------------
    Outstanding at June 30, 1993.............................  1,461,025
      Granted................................................    499,000
      Canceled...............................................    (13,759)
      Exercised (at $5.25 to $12.375)........................   (268,588)
                                                               ---------
    Outstanding at June 30, 1994.............................  1,677,678
      Granted................................................    769,025
      Canceled...............................................   (119,968)
      Exercised (at $5.875 to $12.375).......................    (61,457)
                                                               ---------
    Outstanding at June 30, 1995.............................  2,265,278          $ 7.57
      Granted................................................  2,000,929            5.72
      Canceled...............................................   (567,502)           7.47
      Exercised (at $6.50)...................................     (6,182)           6.50
                                                               ---------
    Outstanding at June 30, 1996.............................  3,692,523            6.56
      Granted................................................  1,386,350            5.25
      Canceled...............................................   (135,327)           6.63
                                                               ---------
    Outstanding at December 31, 1996.........................  4,943,546            6.18
                                                               =========

     The weighted-average fair value of options granted during the six month period ended December 31, 1996, and the year ended June 30, 1996, was $2.37 and $2.54, respectively.

     The following table summarizes information about the stock options outstanding at December 31, 1996:

                                            OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                   --------------------------------------     ----------------------
                                                  WEIGHTED-      WEIGHTED-                  WEIGHTED-
                                                   AVERAGE       AVERAGE                    AVERAGE
                                   NUMBER OF     CONTRACTUAL     EXERCISE     NUMBER OF     EXERCISE
    RANGE OF EXERCISE PRICES        OPTIONS         LIFE          PRICE        OPTIONS       PRICE
    -----------------------------  ----------    -----------     --------     ----------    --------
    $4.63 - $ 5.49...............   1,645,587        9.37         $ 5.23         225,147     $ 5.22
     5.50 -   5.99...............   1,647,082        9.31           5.76         311,044       5.75
     6.00 -   6.99...............     304,973        5.35           6.67         212,403       6.76
     7.00 -   7.99...............   1,187,586        6.91           7.50         710,719       7.51
     8.00 -  15.25...............     158,318        6.50           9.65         124,558       9.92
                                    ---------                                  ---------
                                    4,943,546                       6.18       1,583,871       6.93
                                    =========                                  =========

     At June 30, 1995, 814,421 options were exercisable at prices ranging from $5.25 to $15.25 per share. At June 30, 1996, 1,088,775 options were exercisable at prices ranging from $4.75 to $15.25 per share. At December 31, 1996, there are 404,917 shares and 2,138,072 shares available for grant under the 1991 plan and 1996 plan, respectively. Of the options outstanding at December 31, 1996, options to purchase 1,583,871 shares were immediately exercisable at prices ranging from $4.75 to $15.25 per share on dates ranging from 1996 to 2006.

     In November 1994, the Board of Directors approved an amendment to all outstanding options held by employees of the Company under the 1991 plan with exercise prices in excess of $7.50 per share. The amendment allowed employees to elect to reduce the option exercise price to $7.50 per share in exchange for

                                     III-21

                                 CALGENE, INC.

an extended vesting period. A total of 1,268,081 options with option prices ranging from $7.75 to $16.00 were repriced.

EMPLOYEE STOCK PURCHASE PLAN

     The Company established a stock purchase plan in March 1990 (the "1990 Plan") under which most employees of the Company may participate. A total of 500,000 shares of the Company's common stock have been reserved for issuance under the 1990 Plan. The 1990 Plan is administered by the Board of Directors or by a committee appointed by the Board of Directors. Employees can elect to have from two to ten percent of their monthly gross salary deducted during each offering period and applied to the purchase of stock. The purchase price is an amount equal to 85% of the fair market value of a share of common stock of the Company on the enrollment date or on the purchase date, whichever is lower. During the fiscal years ended December 31, 1996, June 30, 1996, 1995 and 1994, the Company sold 21,521 shares of common stock for $91,464, 31,593 shares of common stock for $166,183, 31,462 shares of common stock for $216,179, and 23,045 shares of common stock for $223,144, respectively. For purposes of calculating the pro forma disclosures required by SFAS 123, the fair value of the employees' purchase rights was estimated using the Black-Scholes option pricing model with the following assumptions for the six month period ended December 31, 1996 and the year ended June 30, 1996: dividend yield of 0; expected life of 6 months; expected volatility of .33; and risk-free interest rate of 5.81%. The weighted-average fair value of those purchase rights granted during the six month period ended December 31, 1996 and the year ended June 30, 1996 was $1.60 and $1.97, respectively.

11.  INCOME TAXES

     The income tax provision for the six month period ended December 31, 1996 and years ended June 30, 1996, and 1995 is comprised of state franchise taxes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                              DECEMBER 31,   JUNE 30,   JUNE 30,
                                                                  1996         1996       1995
                                                              ------------   --------   --------
                                                                        (IN THOUSANDS)
Deferred tax assets:
Net operating loss carryforwards............................    $ 85,200     $70,600    $66,200
Research and other credits..................................       3,800       3,800      3,800
Capitalized research and development........................         400         400        400
Inventory reserves and allowances...........................       1,000       1,500         --
Facility writedowns and restructuring.......................       9,400       6,400        300
Development fee.............................................       4,000       4,000         --
Capitalized license fees....................................         400         600        700
Increase in tax value of net assets from business
  acquisition...............................................      15,000       4,200         --
Other, net..................................................         800       1,800      1,600
                                                               ---------     --------   --------
Total deferred tax assets...................................     120,000      93,300     73,000
Valuation allowance for deferred tax assets.................    (118,400)    (91,500)   (72,800)
                                                               ---------     --------   --------
Net deferred tax assets.....................................    $  1,600     $ 1,800    $   200
                                                               =========     ========   ========
Deferred tax liabilities:
  Depreciation..............................................    $  1,600     $ 1,800    $    --
  Other, net................................................          --          --        200
                                                               ---------     --------   --------
Total deferred tax liabilities..............................    $  1,600     $ 1,800    $   200
                                                               =========     ========   ========

     At June 30, 1994 the valuation allowance for deferred tax assets was $61.1 million.

                                     III-22

                                 CALGENE, INC.

     For federal income tax return purposes, as of December 31, 1996, the Company has a net operating loss carryover of approximately $234 million which expires between 1997 and 2012 and a general business tax credit carryover of approximately $4 million which expires between 1997 and 2012. In addition, as of December 31, 1996, the Company has a net operating loss carryover of approximately $143 million for state income tax purposes which expires between 1997 and 2012.

     Approximately $20 million and $3 million of the federal and state net operating loss carryovers, respectively, and $700,000 of the general business tax credit carryover, were generated by Plant Genetics prior to its merger with Calgene. Such net operating loss and general business tax credit carryovers are available only to offset the separate federal and state taxable income, if any, of Calgene Fresh (Plant Genetics was renamed Calgene Fresh in January, 1992). For financial reporting purposes, a valuation allowance of approximately $118.4 million has been recognized to offset the deferred tax assets related to all of the aforementioned carryforwards.

     Because of "change in ownership" provisions of the Tax Reform Act of 1986, a portion of the Company's federal net operating loss and credit carryovers will be subject to an annual limitation regarding their utilization against taxable income in future periods. The Company expects that this annual limitation will not have a material adverse effect on the Company's ability to utilize the net operating loss and credit carryovers prior to the expiration of the carryover periods.

12.  TAX DEFERRED INVESTMENT PLAN

     Substantially all full-time employees of the Company are eligible to participate in a tax deferred investment plan (the "401(k) Plan"). The 401(k) Plan permits each employee to contribute 2% to 15% of compensation on a pre-tax basis, to a maximum amount per calendar year. For the six month period ended December 31, 1996 and the years ended June 30, 1996, 1995 and 1994, matching contributions by the Company were $118,000, $227,000, $179,000 and $151,000, respectively.

13.  SUBSEQUENT EVENTS

     In January 1997, the Company received an unsolicited proposal from Monsanto to acquire all of the outstanding shares of the Company's stock that Monsanto does not already own at a price of $7.25 per share. Monsanto currently owns approximately 54.6% of the Company's outstanding shares. The proposal is under consideration by a special committee of three disinterested Calgene Directors.

     In February 1997, the Company replaced its $13 million bank line of credit with a $20 million bank line of credit with a different bank. The bank line is used to help finance working capital requirements for Calgene. Borrowings are secured by accounts receivable, inventory and equipment. The line of credit expires on December 1, 1999. Available credit increases to $30 million after December 31, 1997 and to $40 million after December 31, 1998.

                                     III-23

                                                                         ANNEX A

                            [MONTGOMERY LOGO IN DTP]

March 31, 1997

Special Committee of the Board of Directors
Members of the Board of Directors
Calgene, Inc.
1920 Fifth Street
Davis, CA 95616

Gentlemen:

     We understand that Calgene, Inc., a Delaware corporation (the "Company"), Monsanto, a Delaware corporation ("Monsanto"), and Monsanto Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Monsanto ("Purchaser") expect to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Purchaser will commence a tender offer to purchase for cash all of the outstanding shares of the Company's common stock at $8.00 per share (the "Offer"). Pursuant to the terms and subject to the conditions of the Agreement, after consummation of the Offer, the Purchaser will be merged with and into the Company, which will be the surviving entity (the "Merger"). In the Merger, all shares of the Company's common stock (other than
(i) shares held by the Company as treasury stock; (ii) shares held by Monsanto, Purchaser or any of their respective subsidiaries; and (iii) shares as to which dissenters' rights have been perfected) will be exchanged for cash equal to the amount per share paid in the Offer. The terms and conditions of the Offer and the Merger are set forth in more detail in the Agreement.

     We have been engaged as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") in its consideration of a possible sale to Monsanto of the publicly traded shares of the Company's common stock not already owned by Monsanto and its affiliates. In that capacity, the Special Committee has asked for our opinion as investment bankers as to whether the consideration to be received by the holders of the Company's common stock (other than Monsanto and its affiliates) pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view, as of the date hereof. As you are aware, we were not retained to, nor did we, advise the Company or the Special Committee with respect to alternatives to the Offer and the Merger or the Company's underlying decision to proceed with or effect the Offer and the Merger. Further, we were not requested to, nor did we, solicit or assist the Company in soliciting indications of interest from third parties for all or any part of the Company.

     In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company, including the financial statements for recent years and interim periods to September 30, 1996 and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Agreement in the form provided to us by the Company; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Company's common stock; (iv) compared the Company from a financial point of view with certain other companies which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations which we deemed to be comparable, in whole or in part, to

Special Committee of the Board of Directors
Calgene, Inc.
March 31, 1997
Page 2
the Offer and the Merger; (vi) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature, furnished to us by the Company, including financial forecasts and related assumptions of the Company; (vii) made inquiries regarding and discussed the Agreement and other matters related thereto with the Company's counsel; and
(viii) performed such other analyses and examinations as we deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to us by management, as a result of discussions among us, representatives of management of the Company and the Special Committee, such forecasts were adjusted to reflect more conservative assumptions regarding the development and market penetration of certain products and to reflect Monsanto's $50 million investment in the Company at $8.00 per share in November 1996. Upon the advice and with the consent of management of the Company and the Special Committee, we have assumed for purposes of our opinion that the unadjusted forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and that such forecasts, as adjusted, provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of its last financial statements available to us. Although we were aware of the asset write-downs and restructuring expenses reflected in the Company's announcement of its financial results for the quarter ended December 31, 1996, we did not revise our financial analyses to take into account developments (other than Monsanto's $50,000,000 investment in the Company) after September 30, 1996. We have relied on advice of counsel to the Special Committee and counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Special Committee, the Company, the Agreement, the Offer and the Merger. We have assumed that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. The Company has informed us, and we have assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or affirm this opinion.

     We have further assumed with your consent that the transactions contemplated by the Agreement will be consummated in accordance with the terms described in the Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder.

     We have acted as financial advisor to the Special Committee in connection with the Offer and the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Offer. In the ordinary course of business, we actively trade the equity securities of the Company and Monsanto for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also performed various investment banking services for the Company, including acting as advisor to the Company in connection with the sale of 49.9% of the Company to Monsanto in March 1996, and acting as co-manager of an underwritten public offering of Calgene Common Stock in January 1993 and as lead manager of an underwritten public offering of Calgene Common Stock in October 1994.

Special Committee of the Board of Directors
Calgene, Inc.
March 31, 1997
Page 3
     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the consideration to be received by the holders of the Company's common stock (other than Monsanto and its affiliates) pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view, as of the date hereof.

     This opinion is furnished pursuant to our engagement letter, dated February 26, 1997. This opinion is addressed to the Special Committee and the Company's Board of Directors only and is not intended to be and shall not be deemed to be a recommendation to any stockholder as to whether to accept the consideration to be offered to such stockholder pursuant to the Offer or as to how such stockholder should vote with respect to the Merger, if any vote is required. Except as provided in such engagement letter, this opinion may not be used or referred to by the Special Committee, the Company's Board of Directors or the Company, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any Schedule 14D-1, Schedule 13E-3 or Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer or the Merger.

                                          Very truly yours,

                                          /s/ MONTGOMERY SECURITIES

                                          --------------------------------------

                                          Montgomery Securities

                                                                         ANNEX B

                RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL

         IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF THE DGCL, ANY
      STOCKHOLDER WHO IS CONSIDERING EXERCISING DISSENTERS' RIGHTS SHOULD
                       CONSULT HIS OR HER LEGAL ADVISOR.

     STATUTORY APPRAISAL PROCEDURES. The following is a brief summary of the statutory procedures to be followed by a holder of Shares at the Effective Time who does not wish to accept the per Share cash consideration pursuant to the Merger (a "Remaining Stockholder") in order to dissent from the Merger and perfect appraisal rights under Delaware law. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL, THE TEXT OF WHICH IS SET FORTH IN THIS ANNEX B HERETO. ANY REMAINING STOCKHOLDER CONSIDERING DEMANDING APPRAISAL IS ADVISED TO CONSULT LEGAL COUNSEL. APPRAISAL RIGHTS WILL NOT BE AVAILABLE UNLESS AND UNTIL THE MERGER (OR A SIMILAR BUSINESS COMBINATION) IS CONSUMMATED.

     Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a "short-form" merger but, rather, is being consummated following approval thereof at a meeting of the Company's stockholders (a "long-form merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a "short-form" merger without a vote or meeting of the Company's stockholders. If the Merger is effected as a "long-form" merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a "long-form" merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

     In the case of both a "short-form" and a "long-form" merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that in exercising the demand, he is acting as agent for the record owner.

     A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a "long-form" merger and within 20 days following the mailing of the Notice of Merger in the case of a "short-form" merger.

     Remaining stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Calgene, Inc., 1920 Fifth Street, Davis, California 95616. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a "long-form" merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

     In the case of a "long-form" merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

     Regardless of whether the Merger is effected as a "long-form" merger or a "short-form" merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of
Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

     The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

     Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

     At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the per Share cash consideration pursuant to the Merger. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease and all stockholders shall be entitled to receive the per Share cash consideration pursuant to the Merger.

     Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

     APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER (OR ANY SIMILAR BUSINESS COMBINATION) IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

     STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

                            GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to subsection (g) of Section 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

     The related Letter of Transmittal and Share Certificates for your Shares should be sent or delivered by you, your broker, dealer, commercial bank or trust company to the Depositary at its addresses set forth below. Facsimile copies of the Letters of Transmittal will be accepted.

                                The Depositary:
                       THE FIRST NATIONAL BANK OF BOSTON
                            ------------------------

              By Mail:                         By Overnight Courier:                                By Hand:
           BANK OF BOSTON                          BANK OF BOSTON                                     STARS
Corporate Agency and Reorganization     Corporate Agency and Reorganization     SECURITIES TRANSFER AND REPORTING SERVICES, INC.
           P.O. Box 1889                         150 Royall Street                  One Exchange Place/55 Broadway, 3rd Floor
         Mail Stop 45-02-53                      Mail Stop 45-02-53                         New York, New York 10006
  Boston, Massachusetts 02105-1889          Canton, Massachusetts 02021

                                 By Facsimile:
                        (For Eligible Institutions Only)
                                 (617) 575-2233

                        Confirm Facsimile by Telephone:
                                 (800) 736-3001

                            ------------------------

     Stockholders should contact the Information Agent, the Dealer Manager or their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Requests for additional copies of the Offer to Purchase and Letters of Transmittal may also be directed to the Information Agent.

                             The Information Agent:
                                     (LOGO)

                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064

                      The Dealer Manager for the Offer is:
                              GOLDMAN, SACHS & CO.

                           (800) 323-5678 (toll free)